As submitted confidentially to the Securities and Exchange Commission on October 17, 2023. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

THOUGHTFUL MEDIA GROUP INC.

(Exact name of registrant as specified in its charter)

Nevada	7310	92-3106705
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

(Address, including zip code, and telephone number including area code, of Registrant’s principal executive offices)

7 Sumerpoint Building, 3rd Floor, Room No. 301-302

Soi Sukhumvit 69 (Saleenimit)

Prakanong Nua Sub-district

Wattana District

Bangkok City, Thailand

Tel: +66 80 305 8475

(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence Venick, Esq.	Lawrence Metelitsa, Esq.
Loeb & Loeb LLP	Steven A. Lipstein, Esq.
2206-19 Jardine House	Lucosky Brookman LLP
1 Connaught Road Central	101 Wood Avenue South
Hong Kong SAR	Woodbridge, New Jersey 08830
Telephone: +852-3923-1111	Telephone: (732) 395-4400
Facsimile: +852-3923-1100	Facsimile: (732) 395-4401

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☒

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine

EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below.

●	Public Offering Prospectus. A prospectus to be used for the public offering of shares of Common Stock through the underwriter named on the cover page of this prospectus, which is referred to in this Explanatory Note as the Public Offering Prospectus.

●	The Resale Prospectus. A prospectus, which is referred to in this Explanatory Note as the Resale Prospectus, to be used for the resale by Selling Stockholders of up to [●] shares of Common Stock, consisting of (i) [●] shares of Common Stock held by the Selling Stockholders; and (ii) [●] shares of Common Stock issuable upon the conversion of [●]% convertible unsecured promissory notes issued to the Selling Stockholders.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different front covers;

●	they contain different “Offering” sections in the Prospectus Summary;

●	they contain different “Use of Proceeds” sections;

●	the “Capitalization” and “Dilution” sections are deleted from the Resale Prospectus;

●	a “Selling Stockholders” section is included in the Resale Prospectus;

●	the “Underwriting” section from the Public Offering Prospectus is deleted from the Resale Prospectus and a “Plan of Distribution” section is inserted in its place; and

●	the “Legal Matters” section in the Resale Prospectus deletes the reference to counsel for the underwriters.

The registrant has included in this registration statement a set of alternate pages after the back cover page of the Public Offering Prospectus, which are referred to as the Alternate Pages, to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the Selling Stockholders.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED [*], 2023

Thoughtful Media Group Inc.

[*] Shares of Common Stock

This is the initial public offering of up to [    ] shares of the Common Stock, $0.0001 par value per share (“Common Stock”), of Thoughtful Media Group Inc. (“Company”, “us” or “we”), or IPO. Prior to this IPO, there has been no public market for our Common Stock (the “Shares”). It is currently estimated that the initial public offering price per share will be between $[    ] and $[    ]. The Selling Stockholders are offering [    ] shares of Common Stock to be sold in the offering pursuant to the Resale Prospectus. We will not receive any proceeds from the sale of the Common Stock to be sold by the Selling Stockholders. Currently, no public market exists for our Common Stock.

We have applied to list our Common Stock on the Nasdaq [*] Market under the symbol “****”, subject to meeting all applicable listing standards. At this time, Nasdaq has not yet approved our application to list our Common Stock. The closing of the IPO is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our stocks will be approved for listing on Nasdaq. There is no assurance that, if our listing is successful, an active trading market for our Common Stock will develop or be sustained. We are a “smaller reporting company” under applicable Securities and Exchange Commission rules and are subject to reduced public company reporting requirements for this prospectus and future filings.

This registration statement also contains a resale prospectus, pursuant to which the selling stockholders are offering [    ] shares of Common Stock, or the resale offering, to be sold in one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals after the trading of our Common Stock on Nasdaq begins. We will not receive any proceeds from the sale of the shares of Common Stock to be sold by the Selling Stockholders. No sales of the shares covered by this prospectus shall occur until the shares of Common Stock sold in this offering begin trading on Nasdaq.

The registration of the shares hereunder does not mean that the Selling Stockholders (as defined herein) will actually offer or sell the full number of the shares being registered pursuant to this prospectus. We will not receive any proceeds from the sales of shares of our Common Stock by the Selling Stockholders. The Selling Stockholders may offer the securities registered hereunder directly or through agents or to or through underwriters or dealers. The securities may be offered and sold through public or private transactions at market prices prevailing at the time of sale, at a fixed price or fixed prices, at negotiated prices, at various prices determined at the time of sale or at prices related to prevailing market prices. See “Plan of Distribution” for more information about how the Selling Stockholders may sell the shares of Common Stock being registered pursuant to this prospectus.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Underwriting”.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 26 and elsewhere in this prospectus for a discussion of information that should be considered in connection with an investment in shares of our Common Stock. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Upon the consummation of this offering, Society Pass Incorporated will control [  ]% of the voting power of the Company’s outstanding voting securities. See “Risk Factors—the Company will be a “controlled company” within the meaning of the NASDAQ corporate governance standards and, as a result, will be entitled to rely on exemptions from certain corporate governance requirements that provide protections to stockholders” and “Controlled Company Exemption.”

The Company will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect the holders of the Company’s Common Stock. Upon the consummation of this offering, Raynauld Liang, Society Pass’s Chief Executive Officer, and Maroon Capital Limited, a company controlled by one of the former officers of Society Pass Incorporated, will each control 25,000 Shares of the Company’s Super Voting Preferred Stock, giving them a majority of the aggregate voting power of the Company’s voting securities upon the consummation of this offering. Therefore, the Company will qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of the Company consist entirely of independent directors. The Company currently does not intend to rely on these exemptions. However, if the Company decides to rely on exemptions applicable to controlled company under the Corporate Governance Rules of Nasdaq in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq corporate governance requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses (2)	$	$

(1)	We have agreed to pay Bancroft Capital, LLC, as the representative (the “Representative”) of the underwriters named in this prospectus, an underwriter’s fee of seven percent (7%) of the amount raised in the offering from investors identified by the Representative and three percent (3%) of the of the amount raised in the offering from investors identified by the Company. We have agreed to issue to the Representative, on the closing date of this offering, warrants in an amount equal to three percent (3%) of the aggregate number of shares of common stock sold by us in this offering and exercisable at a price per share equal to one hundred and ten percent (110%) of the public offering price (the “Underwriter’s Warrants”). For a description of compensation to be received by the Underwriter, see “Underwriting” for more information.

(2)	The amount of offering proceeds to us presented in this table does not give effect to the exercise of the over-allotment option issued to the Underwriter.

We have granted the underwriters an option, exercisable for up to 45 days from the date of this prospectus, to purchase a maximum of [   ] shares of common stock (equal to fifteen percent (15%) of the aggregate number of shares of Common Stock sold in this offering) on the same terms as the other shares of common stock being purchased by the underwriters from us.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and purchase all of the shares of common stock offered under this prospectus if any such shares are taken.

The underwriters expect to deliver the securities to purchasers in the offering on or about [     ], 2023.

Sole Bookrunning Manager

Bancroft Capital, LLC

The date of this prospectus is                      , 2023

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside of the United States.

i

Copies of some of the documents referred to herein have been filed as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described in this prospectus under the heading “Where You Can Find More Information.”

Unless the context indicates otherwise, as used in this prospectus, “we,” “us,” “our,” “the Company,” “Thoughtful Media Group,” means Thoughtful Media Group, Inc., a Nevada corporation.

Conventions That Apply to This Prospectus

Unless we indicate otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to [*] shares of Common Stock from us.

Except where the context otherwise requires and for purposes of this prospectus only:

●	“APAC” refers to the Asia-Pacific geographic region;

●	“Board of Directors” or “Board” refers to the Board of Directors of the Company

●	“Common Stock” refers to shares of Common Stock, $0.0001 par value per share, of the Company;

●

“Controlling Stockholders” mean Raynauld Liang, Society Pass’s Chief Executive Officer, and Maroon Capital Limited, a company controlled by one of the former officers of Society Pass Incorporated, will each control 25,000 Shares of the Company’s Super Voting Preferred Stock, giving them a majority of the aggregate voting power of the Company’s voting securities upon the consummation of this offering;

●	“Convertible Notes” refers to the $[*] principal amount of convertible notes purchased by certain Selling Stockholders in [*], 2023;

●	“CPM” refers to cost per mile paid by advertisers;

●	“IPO” means the initial public offering of our Common Stock;

●	“MCN” refers to multi-channel networks;

●	“PDA” refers to premium digital advertising;

●	“SEA” refers to the Southeast Asia geographic region;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Selling Stockholders” means the selling stockholders who are listed in the Resale Prospectus;

●	“SEO” refers to search engine optimization;

●	“Society Pass” or “SP” refers to Society Pass Incorporated, a Nevada corporation that owns 100% of our Common Stock.

●	“Super Voting Preferred Stock” refers to the 50,000 shares of Series X Super Voting preferred stock, par value $0.0001 per share, with each share having 1,000 votes;

●	“US$” or “U.S. dollars” refers to the legal currency of the United States;

●	“US GAAP” refers to U.S. generally accepted accounting principles, consistently applied; and

●	“We,” “us,” “our company,” “the Company,” “Thoughtful Media Group,” “TMG” or “our” refers to Thoughtful Media Group Inc., a Nevada corporation, and its subsidiaries.

Our reporting currency is U.S. dollars and most of our revenue is denominated in U.S. dollars. This prospectus contains translations of Thai Bhat, Vietnamese Dong, Indonesian Rupiah and Philippine Pesos into U.S. dollars solely for the convenience of the reader. The conversion of Thai Bhat, Vietnamese Dong, Indonesian Rupiah, Philippine Pesos into U.S. dollars is based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Thai Bhat, Vietnamese Dong, Indonesian Rupiah, Philippine Pesos to U.S. dollars and from U.S. dollars to Thai Bhat, Vietnamese Dong, Indonesian Rupiah, Philippine Pesos in this prospectus were made at the rates of [*], respectively, to US$1.00, the noon buying rate in effect as of [*], 2023.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information, this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements include, among others, those statements including the words “believes”, “anticipates”, “expects”, “intends”, “estimates”, “plans” and words of similar import. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. You should understand that many important factors, in addition to those discussed in this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include changes in local, regional, national, or global political, economic, business, competitive, market (supply and demand) and regulatory conditions identified under Risk Factors:

Other sections of this prospectus describe additional risk factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks and others described under the section “Risk Factors” above are not exhaustive.

Given these uncertainties, readers of this registration statement on Form S-1 are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

MARKET DATA

The Company uses market data throughout this prospectus. The Company has obtained certain market data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved. The Company believes that the surveys and market research others have performed are reliable, but the Company has not independently verified this information.

iii

PROSPECTUS SUMMARY AND BUSINESS

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that you should consider before investing in the shares. You are urged to read this prospectus in its entirety, including the information under “Risk Factors” and our financial statements and related notes included elsewhere in this Prospectus.

Unless the context indicates otherwise, as used in this prospectus, “we,” “us,” “our,” “the Company,” “Thoughtful Media Group,” or “TMG,” means Thoughtful Media Group, Inc., a Nevada corporation.

Our Vision Statement

The Thoughtful Media Group’s vision is to be the premier digital advertising company servicing advertisers, merchants, and our over 10,000 content creators or influencers throughout SEA.

Overview

Operating as a trusted advertising platform in SEA since 2010 and headquartered in Bangkok, Thailand, Thoughtful Media Group connects advertisers, brands and merchants with over 10,000 influencers to targeted audiences in SEA via our social media-focused advertising platform, delivering effective results, which rival most forms of traditional media. We help advertisers invest their marketing funds more efficiently and effectively and generate more revenues across tens of thousands of creator channels in industries such as fashion & beauty, lifestyle, video games, cooking, automotive, travel, luxury, and sports.

We currently employ 61 professionals, all of whom are based in our four main offices: Bangkok, Ho Chi Minh City, Jakarta, and Manila. TMG advertising and marketing professionals market to advertisers, brands and merchants, onboard up-and-coming creators, advise on campaign strategy, produce campaign content, partner with social media platforms, distribute content via media buying and placement, and promote events and concerts.

We pride ourselves on our innovative approach to marketing and advertising, leveraging social media’s power to reach and engage audiences effectively throughout SEA and indeed the globe. Because we are locally staffed but regionally focused, TMG understands the ever-changing market trends and dynamics in SEA and advises our advertisers with the most up-to-date market intelligence throughout the SEA region. Our comprehensive suite of services encompasses creative strategy, content creation and production, targeted distribution, and performance analytics. By leveraging cutting-edge technology and in-depth market insights, we help our clients achieve their marketing objectives and stand out in the competitive landscape of Southeast Asia.

Currently operating in four SEA countries (Thailand, Vietnam, Indonesia and Philippines), Thoughtful Media’s business model is centered around multi-channel network, premium advertising, social commerce, sports marketing, production house, and music entertainment verticals. These verticals in turn allow us to provide comprehensive and integrated solutions to meet the diverse needs of our clients and content creators, bridging the gap between marketing strategy, influencer selection, creative design, content creation, content production, and online or offline media platform distribution. Online media platforms include YouTube, Instagram, TikTok or Facebook, while offline media platforms include billboards or elevator advertisements. Society Pass Incorporated, a Nevada corporation (“Society Pass” or “SP”) currently owns 100% of our outstanding Common Stock.

Multi-Channel Network:

Multi-Channel Networks (“MCN”) are third-party platforms that offer a wide range of support services directly to content creators. These services are aimed at driving growth in creators’ content, optimizing monetization opportunities, and facilitating distribution on different digital platforms.

Acting as an intermediary between creators and social media platforms (YouTube, Facebook, TikTok, etc.), TMG provides creators with comprehensive strategy, tailored content, advertiser collaboration, and valuable resources to launch and manage their digital platforms. Some of the support services offered by TMG include audience development, content optimization, copyright protection, access to music libraries, legal support, brand partnerships, and media production. By partnering with TMG, our creators benefit from the collective expertise and infrastructure of the TMG network, which helps them reach a broader audience, increase their revenue generation potential, and enhance the overall quality of their content. Our collaborative approach enables creators to focus on their creative pursuits, while relying on the TMG-managed MCN to handle various technical and administrative aspects of content management, content production and distribution.

As one of the first established MCNs in the APAC market, TMG possesses a long-standing track record of remarkable achievements and strong partnerships:

●	Long-standing SEA Geographical Presence: TMG brings more than a decade of experience and expertise operating in Asia. Our long-standing presence in Thailand, Vietnam, Indonesia and Philippines enables us to cultivate a strong understanding of local audiences and trends, positioning us as a reliable and trusted partner for content creators.

●	Vast Subscriber Base: Over the past decade, TMG has engaged and onboarded a wide audience base, resulting in an impressive subscriber count and consistently high viewership numbers. Our MCN subscriber base is one of our key selling points for advertisers and merchants.

●	Extensive and Growing Network: TMG has forged robust partnerships with an extensive roster of over 10,000 talented content creators across various genres and niches throughout SEA. These collaborations have facilitated a diverse and compelling content catalog, catering to a wide range of audience preferences.

●	Industry Recognition: Third party advertising and marketing industry organizations over the years have recognized TMG’s commitment to excellence. For example, we were awarded with the following prestigious industry awards and accolades, which serve as a testament to our dedication to fostering creativity and supporting our creators.

●	Thriving Monetization Opportunities: Through our strategic approach to monetization, we have unlocked diverse revenue streams for our creators, enabling them to capitalize on their content’s potential and achieve financial success.

●	Innovation and Adaptability: As one of the first companies in the APAC MCN landscape, we continuously embrace innovation and adapt to the ever-changing digital landscape. Our ability to stay ahead of the curve ensures that our creators remain at the forefront of industry trends.

As a market leader in the APAC region, we have achieved remarkable milestones and earned a reputation for unwavering commitment to our creators, backed by impressive numbers:

●	We boast an impressive subscriber base of over 240 million fans for our MCN business.

●	Our MCN monthly views consistently exceed 800 million, even averaging 1 billion monthly views in 2023, reflecting the immense popularity of the content within our network.

●	With a remarkable lifetime view count for our MCN surpassing 90 billion, our creators have captured the attention of a vast and engaged audience over time.

●	Our premium business comprises over 1,000 channel partners and more than 10,000 influencers, fostering a strong and supportive community of content creators.

●	The recognition of our creators’ talents is evident through 25 Gold Buttons and 93 Silver Buttons recognized from YouTube, celebrating their outstanding achievements.

The graph below illustrates the growth of our total yearly views over the past decade, starting from 2014 with 1 billion views and soaring to over 90 billion views in 2022, reflecting an annual compound growth rate (“CAGR”) of 199% over the past nine years. This trajectory showcases the continuous and substantial increase in viewership of our content, solidifying our position as a leading and influential presence in the digital landscape in SEA. The graph also highlights the exponential rise in engagement with our content, reflecting the growing appeal and resonance of our creators’ work among audiences worldwide. The consistent upward trend is a testament to the quality, relevance, and appeal of the content within our network, as well as the effectiveness of our strategies in captivating and retaining viewers’ attention.

Our MCN vertical assists creators in every step of their journey. As the illustration below depicts, our TMG professionals provide end-to-end services ranging from developing effective content strategy and optimization, to managing and safeguarding their digital assets, to accessing various SEO tools and analytics, to growing their audiences, to building an online brand image, to collaborating on brand and content sponsorships with local, regional and international advertisers, and finally to accessing diverse revenue streams on a myriad of online social media platforms. As a result, our MCN vertical has executed successful outreach campaigns and optimized monetization opportunities across popular platforms such as YouTube, TikTok, Instagram, and Facebook.

Our MCN revenue model is built upon three key pillars: Creator Revenue Sharing, Talent Management Fees, and Content Production Revenue. By integrating these three key pillars into our revenue model, we create a comprehensive and supportive ecosystem for content creators to thrive. Our focus on rewarding creativity, providing expert guidance, and investing in content production, which not only benefits our creators but also positions us as a leader in the SEA MCN industry. We are committed to continuously evolving and refining our marketing approach, ensuring that our MCN remains at the forefront of innovation, driving success for both our creators, our advertisers and our MCN.

1. Creator Revenue Sharing: Creator revenue sharing between MCN and creators refer to the revenue model where the MCN distributes a portion of the income generated from various channels and monetization methods to the content creators within the MCN. This revenue-sharing model allows creators to earn income based on the performance and success of their content, while the MCN benefits from a share of the generated revenues as compensation for the support and services provided to the creators. The revenue-sharing process typically involves the MCN acting as an intermediary between the creators and online platforms, such as YouTube, TikTok, Facebook or Instagram. The MCN assists creators in optimizing their content, reaching a wider audience, and monetizing their videos through advertising, sponsorships, or other revenue streams. In return for the services and support provided by the MCN, our creators share a percentage of the earnings generated from their content with the MCN. The specific percentage split varies depending on the terms of the agreement between the MCN and the creators. It may be influenced by factors such as the creator’s level of influence, the scale of the MCN’s services, and the platform’s monetization policies.

2. Talent Management Services: Our MCN offers Talent Management Services with fixed pricing based on the package and scope of work agreed upon with each creator. These services play a crucial role in supporting content creators to develop their brand image throughout their digital journey. Our Talent Management team is dedicated to guiding creators through the ever-changing digital landscape, helping them navigate challenges, seize opportunities for growth and connect with advertisers. We understand the importance of building a strong brand presence, and we work closely with creators to develop effective strategies that elevate their online identity and engage their target audience.

3. Content Production: Thoughtful Media Group understands the critical role that content production plays in driving revenue for our advertisers and fostering audience engagement for our creators. As a testament to our commitment to excellence, the TMG production team has created our very own YouTube channel. These following channels showcase our innovative marketing approach and domain expertise by delivering captivating and compelling content to our target audience throughout SEA. Our own YouTube channel demonstrates our deep understanding of the SEA digital landscape and the local preferences of our audience. It also allows us to experiment with creative storytelling techniques, cutting-edge visuals, and immersive experiences that resonate with viewers, advertisers and creators.

Furthermore, our production services encompass the essential tasks of conceptualizing and crafting original content across a diverse array of formats, including films, television shows, web series, commercials, documentaries, music videos, and other digital content. Our dedicated team of creative and design professionals work passionately to bring these creative visions to life, ensuring each project is carefully crafted to captivate audiences and deliver a meaningful impact. From ideation to marketing to execution, we take pride in delivering top-tier production services that elevate the storytelling experience and resonate with viewers across various digital platforms.

The TMG creator revenue sharing model not only allows creators to earn income from their content but also enables TMG to thrive as a multi-channel network by fostering successful creators and creating a dynamic and profitable content ecosystem. Some of our MCN content creators are as follows:

Premium Digital Advertising (PDA)

Our Premium Digital Advertising vertical provides a broad range of services in digital advertising that allow us to help brands, products, advertisers reach their target audiences. Strategically, we leverage the power of influential personalities to promote brands and engage with their audiences. Additionally, we offer content production services to create compelling and impactful brand messaging, as well as media buying to optimize brand exposure through strategic advertising placements. Here are the areas of services that we can offer to advertisers:

●	Influencer Marketing: Involves partnering with influential individuals on social media to promote products or services to their followers. Influencers have dedicated fan bases, and their endorsements can have a significant impact on brand visibility and customer trust.

●	Social Listening and Reputation Management: Monitoring social media channels for brand mentions, reviews, and sentiment analysis to manage the brand’s reputation effectively.

●	Social Media Advertising: This encompasses advertising on social media platforms like Facebook, Instagram, X (formerly known as Twitter), LinkedIn, and others. Social media ads can take the form of sponsored posts, display ads, carousel ads, video ads, and more. Social media platforms provide sophisticated targeting options, allowing advertisers to reach specific demographics, interests, behaviors, and locations.

●	Video Advertising: Video ads are short promotional videos that can be displayed on platforms like YouTube or other video-centric websites. Advertisers can use in-stream ads (played before, during, or after a video), video discovery ads (displayed alongside search results or suggested videos), or in-display ads (appear next to a video or in the related videos section).

●	Content Marketing: Content marketing involves creating valuable, relevant, and engaging content to attract and retain a target audience. This content can take the form of blog posts, articles, infographics, videos, and more. Content marketing aims to build brand awareness, establish authority, and nurture leads.

●	Search Engine Advertising: This type of advertising involves placing ads on search engine results pages, such as Google Ads or Bing Ads. Advertisers bid on specific keywords, and when a user searches for those keywords, the ads are displayed at the top or bottom of the search results. Advertisers only pay when a user clicks on their advertisement (hence the term “pay-per-click”).

●	Display Advertising: Display ads are graphical or interactive advertisements that appear on websites, mobile apps, or other digital platforms. These ads can be in the form of banners, videos, rich media, or interactive ads. Display advertising often employs targeting methods to show relevant ads to users based on their online behavior.

●	Native Advertising: Native ads are designed to blend seamlessly with the platform’s content, providing a less intrusive and more natural user experience. They match the look and feel of the surrounding content, making them less disruptive and more likely to be engaged with by users.

●	Email Marketing: Email advertising involves sending targeted promotional messages directly to a list of subscribers. Email campaigns can be used to promote products, share updates, offer discounts, and encourage customer engagement.

Our regional presence currently in four SEA countries (Thailand, Vietnam, Indonesia and Philippines) provides our international and local merchant partners with tailored influencer marketing and brand campaigns with a comprehensive reach designed to reach the optimal consumer audiences. As a result, whether it is influencer booking, campaign strategy, digital production, digital media buying, social media channel optimization or billboard advertising, our multilingual advertising professionals across the region achieve better marketing results for our partners.

We provide comprehensive services to our clients, enabling them to effectively communicate with their prospects, current users, and loyal customers. Our reach extends to millions of individuals, and we are proud to have served over 100 international and local brands throughout the SEA region. Some of our esteemed clients include Nestle (Milo), Potato Corner, BonChon, Lazada, LG, Pepsi, Toyota, Lancome, Nivea, HBO, Carabao and more.

Our PDA revenue model is built on the following:

●	Charge upfront Services Fee by retaining fee concept; Generate topline revenue streams through TMG Key Accounts.

●	Actual Charge on third party expenses, e.g., influencer cost, license cost, production unit cost + 10% Agency Fee.

●	Charge by campaign or by project; Maximize revenue streams through service items e.g., planning, creative, account management fees.

●	Charge extra margins on third party to cover company expenses and man hours, e.g., extra margin on influencer cost, production units cost + 10% Agency Fee.

Social Commerce

The dramatic rise of social media in SEA has accelerated the adoption of live commerce as a significant sales tool for advertisers. As part of the Society Pass Incorporated (Nasdaq: SOPA) e-commerce ecosystem with subsidiaries such as NusaTrip.com (Indonesia-based online travel platform), Leflair.com (Vietnam-based retail e-commerce platform), Gorilla Mobile (Singapore-based mobile virtual network operator), TMG leverages understanding of different online platforms and diverse geographic operating bases to better understand consumer behavior throughout SEA. In addition, TMG’s in-house production technology capabilities in our four operating offices (Bangkok, HCMC, Jakarta, and Manila) allow our creators to seamlessly create content on behalf of our merchant partners throughout SEA.

We work with multi-platform social commerce channels to ensure that brands, sellers, or advertisers maximize their selling opportunities and return of investment in marketing and sales. Our merchandise services encompass affiliate marketing, live-streaming, and social selling. We assist clients in establishing and managing affiliate programs to drive sales and increase brand awareness. Through live-streaming platforms, we enable brands to connect with their audience in real-time, fostering engagement and enhancing brand loyalty. Our social-selling strategies help clients leverage social media platforms to promote and sell their merchandise directly to their target customers.

TikTok shoppertainment commerce is one of the fastest growing social commerce tools that we offer to our prospects. It is the integration of e-commerce capabilities and shopping features within the TikTok social media platform, a popular short-form video-sharing app that has gained immense popularity worldwide. Recognizing its potential as a marketing and sales platform, TikTok has been exploring ways to enable brands and businesses to sell products directly to its users. Key aspects of TikTok commerce include:

●	Shoppable Posts and In-Video Links: allows brands to create shoppable posts that include product tags and links, enabling users to click on the products displayed in the videos and make purchases without leaving the app.

●	Livestream Shopping: offers live streaming capabilities, and brands can leverage this feature to host live shopping events where they showcase products in real-time, interact with viewers, and encourage immediate purchases.

●	Hashtag Challenges with Shopping: Brands can run hashtag challenges on TikTok, where users are encouraged to create videos related to a specific theme or product and add a feature called “Shop Now,” which allows users to directly shop for the products featured in these challenges.

●	TikTok Creator Marketplace: allows brands to connect with popular creators and influencers on the platform for influencer marketing campaigns and product promotions.

●	Branded Hashtag Challenges Plus: This is a feature that allows brands to collaborate with TikTok on more extensive and interactive hashtag challenges that include a branded banner showcasing the products and direct links for purchasing.

Our Social Commerce revenue model is built on the following:

●	We will charge for our social commerce service by campaign, by project and/or by retainer fee to maximize revenue streams through service items e.g., social commerce planning fee, social commerce solution fee, account management fees. This could generate revenue around 10-30% of clients’ budget spending.

●	Livestreaming commerce will be charged by rate card and on top the revenue by affiliate seller commission scheme which will generate between 5-15% of product commission fee.

●	Agency fee 10% charge for social platform paid media cost and 10-30% additional charge for media bidding.

Sports Marketing

Our Sports Marketing vertical provides services such as event sponsorship, community building, and sports personalities engagement. Through event sponsorship, we help businesses align their brand with sporting events, providing exposure to a captive audience. Our community building initiatives aim to foster connections within sports communities, cultivating passionate fan bases and brand advocates. We also facilitate partnerships between brands and sports personalities, enabling mutually beneficial collaborations that amplify brand reach and impact. We partner with sporting events or teams in the region through securing sponsorship revenue and increasing the event/team’s multi-channel network. We also focus on sports tourism and collaborate with our current sister company, NusaTrip, to provide travel packages to sporting and music events around the region. Here are some descriptions of Sport Marketing services that we are offering to brands, and advertisers:

●	Sponsorship and Partnerships: Brands often sponsor sports teams, events, or athletes to gain exposure and align their brand with the values and image of the sports entity. Sponsorship deals can include logos on jerseys, stadium naming rights, and product endorsements by athletes.

●	Event Marketing: Promoting sports events involves creating excitement and attracting audiences through targeted marketing campaigns, ticket sales, and pre-event activations.

●	Sport Influencer Marketing: Sports marketers leverage social media platforms to engage fans, share behind-the-scenes content, and collaborate with influencers and athletes to increase brand visibility.

●	Athlete Endorsements /Ambassador: Brands partner with athletes who align with their values and target audience to endorse products and services, enhancing credibility and trust.

●	Branded Content and Storytelling: Sports marketing often uses storytelling to create emotional connections with fans and consumers, showcasing the passion, dedication, and triumphs of athletes and teams.

●	Fan Engagement: Enhancing fan experiences and engagement is a key focus of sports marketing. This can include interactive experiences, fan contests, loyalty programs, and exclusive access to athletes and events.

●	Community Initiatives: Sports brands and teams often engage in community outreach and charitable initiatives to connect with local communities and build a positive brand image.

Our Sports Marketing revenue model is built on the following:

●	TMG forms strategic partnerships with Sports and Event IPs. Brokered terms on revenue split will range between 60/40 to 70/30, allocation in accordance to IP/TMG. TMG is responsible for seeking sponsorships and partnerships for clients/partners as assigned representatives.

●	TMG’s in-house events marketing team manages sporting events and all of its required marketing collaterals. Services will be based on a rate-card basis, with large-scale events on a quote-basis.

●	Sports Influencers are signed and represented by TMG. There will be 3 tiers of representation and we structure revenue based on Sports Influencer’s popularity. The highest tier will be Exclusive, which grants TMG full management rights of the assignee. The middle tier will be a conditional-partnership which may grant selected and customized representation rights to TMG, defined base on served term-sheet. The basic tier will be an entry level partnership that does not have any exclusive rights granted to TMG.

●	Athlete Endorsements and Ambassadorship. The revenue model follows the basis of Sports Influencer Marketing and the rights assigned to TMG.

●	The revenue model for Branded Content and Storytelling, Fan Engagement, and Community Initiatives will be offered on a rate-card basis.

Music Entertainment

Our music entertainment business model revolves around a comprehensive range of services; music creation, production, distribution, promotion, and live performances as well as artists, music labels, concert promoters, and other entities involved in the creation and dissemination of music to audiences. We tailored our music entertainment business model to meet the diverse needs of our clients:

●	Event Promotion: A key aspect of our business involves promoting and organizing music events. We create memorable experiences for both artists and audiences and ensure seamless event execution and maximizing attendance and engagement.

●	Local and International Artists: Our diverse selection of musicians allows us to cater to various events and music projects. Our extensive network comprises renowned local and regional musicians and rising stars and enables us to curate exceptional performances and collaborations.

●	Artist Agency and Management: Another crucial component of our business is our dedicated artist agency and management services. We nurture and elevate artists’ careers by providing them with strategic guidance, marketing support, and valuable industry connections. Through our strategic advice and networking efforts, we empower artists to reach their full potential and achieve long-term success in their musical journey.

Our music entertainment generates revenue from music events, which is built on the following:

●	Music events attract sponsors wanting to promote their brands during the event. This includes sponsorship and advertising on brand logos displayed on stage, banners, event programs, and other promotional materials. Sponsors benefit from exposure to a large and geographically engaged audience.

●	Selling tickets to attendees wanting to experience live music performances. The revenue generated from ticket sales is a significant source of income for music events. The pricing of tickets varies based on factors such as the artist’s popularity, venue capacity, seating arrangement (if applicable), and the overall production quality of the event.

●	Music events also generate revenue by selling merchandise like t-shirts, posters, CDs, and other memorabilia related to the performing artists. Fans often purchase these items as souvenirs to commemorate the event and support their favorite artists.

●	Many music events have food and beverage stalls or vendors on-site, providing refreshments to attendees. The revenue generated from these sales contributes to the overall income of the event.

Production House

Our content production services encompass a diverse range of creative offerings:

●	Podcasts: We specialize in producing engaging and high-quality podcasts across various genres. Our team of experienced professionals works closely with clients to develop captivating podcast content that resonates with their target audience. From concept creation to recording, editing, and distribution, we ensure a seamless and impactful podcasting experience.

●	Music Production: Our music production services cater to artists and musicians seeking top-notch recording, mixing, and mastering solutions. We provide a state-of-the-art studio environment and a team of skilled sound engineers to bring out the best in every musical creation.

●	Movie Production & Distribution: With a passion for storytelling and visual excellence, our movie production services bring cinematic visions to life. From concept development and scriptwriting to filming, editing, and post-production, we handle every aspect of movie creation with precision and creativity. Furthermore, we ensure that the finished films reach their intended audiences through strategic distribution channels.

Our Production House revenue model is built on the following;

The revenue model will be centered around Project-Based Fees. Under this approach, clients pay a fixed fee for each production project including podcasts, music videos, movies, commercials, or other media content. The fee is typically based on the scope of the project, its complexity, and the services provided.

Moreover, in cases where our production house generates content suitable for licensing or distribution, an additional avenue for revenue emerges. Through strategic licensing agreements with broadcasting entities, streaming platforms, and other distribution channels, we can seize the opportunity to monetize our content. This entails the potential sale of exclusive rights to broadcast our content for specific durations or within designated regions.

The synergy between our diverse revenue streams forms a dynamic fabric that empowers us in various areas and enhances our overall business. By strategically exploiting the strengths of MCN, Premium Digital Advertising, Social Commerce, Sports Marketing, Music Entertainment and Production, we have curated an ecosystem of mutual support and mutual benefit.

●	Our MCN serves as a nucleus, nurturing partnerships with creators. Through Creator Revenue Sharing and Talent Management, creators amplify their reach, driving Content Production Revenue. This cycle elevates us as a source for high-quality content.

●	Premium Digital Advertising capitalizes on brand exposure. Our MCN’s engaged audience aligns with advertisers, enhancing financial stability and broadening our appeal.

●	In Social Commerce, we blend entertainment and commerce, creating a unique interaction space. Social Commerce’s revenue reinforces our role as an innovative bridge.

●	Sports Marketing taps into fan bases, deepening connections and expanding our reach, bolstering our financial base.

●	Music Entertainment, driven by our MCN’s platform, fuels revenue and content diversity.

●	Our Production House enriches MCN’s offerings, deepening engagement and amplifying revenue streams.

These interconnected threads magnify our impact, attracting creators, advertisers, and audiences. Our comprehensive approach positions us as a hub for immersive content, fostering stability, innovation, and leadership across industries.

Industry

SEA is expected to be one of the leading sources of growth for the global economy, with an average growth of 4.7% in 2023, close to pre-pandemic average growth rates of about 5% annually. Key drivers for this rebound include China’s reopening following the pandemic, which is a boost to SEA being a major beneficiary and stronger trade growth across the SEA economies. While the pace of economic growth differs across the markets, the SEA economy is large and has the third largest population after China and India. Benefitting from current global trade trends and geopolitical environment, SEA offers a wide spectrum of investment opportunities as a fast-growing region.

SEA region presents a significant opportunity for Digital Advertising and Influencer Business due to several key factors. With over 70% of the total population (482 million people) actively engaged on social media and a staggering 87% of Southeast Asians spending more than 2 hours on social media, the market potential is vast. This high level of social media usage indicates a captive audience that is receptive to digital content and open to engaging with influencers. Furthermore, the influencer landscape in SEA is rapidly expanding. Influencers are gaining prominence and amassing sizable followings across various social media platforms. This growth provides brands with a diverse pool of influencers to collaborate with, allowing for targeted and effective marketing campaigns.

The internet economy in SEA is thriving and poised for exponential growth, with predictions that it will reach $1 trillion by 2030. This economic expansion creates a favorable environment for influencer marketing, as brands can tap into a robust digital ecosystem to promote their products or services. The increasing market size and growing consumer spending power further contribute to the viability and potential return on investment for influencer advertising.

Projections indicate that the Influencer Advertising market is set to reach a value of $693.70 million by 2024, with an expected CAGR of 12.80% between 2023 to 2027. This forecasted growth reflects the increasing importance of influencer marketing in the region and highlights the industry’s potential for brands to reach and engage with their target audiences effectively.

Moreover, the average advertisement spending per internet user in the Influencer Advertising market is projected to amount to $1.13 in 2023. This figure demonstrates the willingness of brands to allocate resources to influencer marketing campaigns and the recognition of its effectiveness in driving consumer engagement and brand awareness.

In summary, the combination of a highly active social media user base, the rapid growth of influencers, a growing internet economy, and the projected growth in the influencer business market all point to a significant opportunity for brands to leverage influencer marketing strategies in Southeast Asia. By capitalizing on this growing trend, brands can connect with their target audience, boost brand visibility, and ultimately drive business growth.

The Company anticipates benefiting from key favorable market dynamics:

1)	The latest e-Economy SEA 2022 report released by Google, Temasek and Bain & Company (the “Google Report”) forecasts the size of the Internet market in SEA could reach as much as US$1 trillion by 2030. SEA possesses strong economic and demographic fundamentals, including GDP growth in 2023 ranging from 4.6% to 5.3%, total population of over 680 million people, young and tech-savvy population with over 460 million digital consumers, and rising internet penetration of total population.

2)	Based on World Bank’s 2021 estimates, except for Singapore, Malaysia and Brunei, other SEA countries have over 40% of their respective populations located in rural areas, despite this urban-rural digital divide, SEA countries are witnessing rapid internet penetration rate each year as consumers are rapidly adopting smart phones as the preferred method of accessing the Internet. According to the Google Report, nearly 90% of its internet users will also use smartphones in 2023.

3)	Influencer marketing in SEA has gained more popularity, making it a promising channel for brands to grow their business. Many predict that the market will still thrive and have a bright future in 2023, even after a long COVID-19 pandemic. According to influencer marketing hub report more than 75% of global brands allocate their marketing budget to influencer marketing.

Our Industry Niche in SEA

a. Unlocking YouTube Success: Empowering Content Creators through Thoughtful Media’s Comprehensive Solutions

One of content creators’ most significant concerns is maximizing their video performance, viewership, and subscriber base, ultimately earning more revenue. Recognizing this challenge, Thoughtful Media addresses these concerns and empowers content creators by optimizing their performance and revenue generation potential. Through our partnership program, creators gain access to a team of specialists who provide industry-leading advice and strategies to enhance performance and maximize revenue potential. Unlike other MCNs, we offer personalized guidance and production capabilities tailored to the specific needs of each content creator. Focusing on effective metadata strategies, our specialists provide valuable insights and recommendations to optimize content performance.

Additionally, content creators often seek alternative revenue streams beyond YouTube’s monetization. Thoughtful Media provides creators with access to a range of monetization channels. This includes advertisement revenue sharing, brand partnerships, sponsored content opportunities, and licensing arrangements. Through our established relationships with advertisers and brands, we assist creators in securing profitable collaborations that align with their content and values. By diversifying their revenue streams, creators can reduce their reliance on a single platform and explore new opportunities for income generation.

Thoughtful Media’s solution addresses the concerns of content creators by offering access to a team of specialists who provide industry-leading advice and strategies. Through effective metadata strategies and alternative monetization channels, we empower creators to optimize their content’s performance and explore new avenues for revenue generation. By leveraging our expertise and network, content creators can overcome their worries and achieve sustainable growth and financial success.

b. The Rise of Multi-Channel Networks - Empowering Influencers and Brands in the Digital Landscape

The increasing presence of influencers has contributed to the growth of MCNs. Influencers, with their authentic and relatable content, have become powerful voices in the digital space, attracting a loyal following. MCNs serve as a catalyst, facilitating partnerships between influencers and brands, leading to impactful influencer marketing campaigns that resonate with consumers. Moreover, the growing demand for personalized and targeted advertising has driven brands to seek MCNs as strategic partners. By leveraging data-driven insights and audience segmentation, MCNs enable brands to deliver tailored advertising messages, maximizing the effectiveness of their marketing efforts.

The MCN market is estimated to have reached a value of USD 3.6 billion in 2022. It is projected to experience substantial growth, with a peak value expected to reach USD 6.1 billion by 2032. This growth trajectory is anticipated to be driven by a steady CAGR of 5.5% between the years 2022 and 2032. As the digital landscape continues to evolve, the MCN market is set to grow, presenting lucrative opportunities for stakeholders in the industry.

Currently, North America stands as the leading region for MCNs, with the United States at the forefront. The U.S. boasts a large pool of content creators and enjoys high digital platform penetration, creating a fertile ground for MCN growth and innovation. Looking ahead, we anticipate the Asia-Pacific region to experience the highest growth rate in the MCN market. Factors such as increasing internet penetration rates and the surging popularity of social media platforms have fueled the region’s appetite for digital content, presenting abundant opportunities for MCNs to capture.

c. Optimizing Influencer Marketing: Thoughtful Media’s Solutions for Brand Safety and Cost Efficiency

Thoughtful Media understands the challenges faced by brands in reaching out to the right influencers who are relevant to their products and ensure brand safety. We provide strategic recommendations backed by data-driven analysis to help brands select the perfect Influencers for their brand. Another problem that many brands encounter is the inefficient cost associated with running Influencer campaigns. To tackle this, we offer a solution by centralizing the budget and leveraging our expertise to negotiate better prices without compromising on performance and value. This ensures that brands get the most out of their investment and achieve their desired results.

With our comprehensive solutions, Thoughtful empowers brands to effectively connect with the right influencers, enhance brand safety, and streamline their Influencer marketing efforts, ultimately driving impactful results.

Our Value Proposition

Thoughtful Media Group mission wants to be the premier digital advertising and multi-channel network management company generating the most efficient results for advertisers, merchants, and content creators throughout Southeast Asia. This commitment forms the cornerstone of our success and is deeply embedded in every aspect of our operations.

For our esteemed brand partners, we offer exclusive access to the vibrant and rapidly growing market of SEA. With 482 million active social media users in the region, the SEA market presents immense opportunities for brands to connect with a diverse and engaged audience. By partnering with us, brands gain a strategic edge, positioning themselves for brand exposure and meaningful customer engagement. Our comprehensive suite of services caters to the unique needs of each brand partner, ensuring that their marketing campaigns resonate with their target audience, drive sales, and ultimately, foster brand loyalty.

At the same time, our creators are at the heart of our ecosystem, and we take immense pride in empowering them to thrive in the digital landscape. By joining our influential network, creators unlock a world of possibilities, gaining access to an extensive advertising platform featuring over 500 prestigious brands. Our supportive community of more than 10,000 influencers fosters collaboration, creativity, and growth, enabling creators to monetize their content more effectively and achieve sustainable success. We provide our creators with the tools, resources, and strategic guidance they need to elevate their digital presence, expand their reach, and maximize their revenue potential.

Client satisfaction is our ultimate goal, and we measure our success by the remarkable results we achieve for both our brand partners and creators. Through our dedicated efforts and innovative strategies, we have consistently achieved outstanding outcomes for our clients. Our high client satisfaction rate of 98% underscores the level of trust and confidence our partners place in us, while the impressive 90% contract renewal rate among our creators speaks volumes about the value they derive from our partnership.

When the clients choose our digital media agency, they gain access to a team of dedicated specialists who are committed to unlocking your brand’s full potential in the digital landscape. Our staffs comprise seasoned experts, each specializing in various aspects of the digital landscape, including social media marketing, search engine optimization (“SEO”), content creation, email marketing, and beyond. With this wealth of specialized knowledge at our disposal, we create custom-tailored strategies that precisely align with our clients’ unique goals and target audience. By understanding the intricacies of each digital marketing facet, we optimize campaigns to maximize their impact and effectiveness, ensuring that our clients achieve remarkable results and a strong return on investment. We constantly stay abreast of industry trends and emerging technologies, applying our insights to craft innovative and forward-thinking strategies that drive sustainable growth and elevate brand visibility.

In essence, our success is a result of the deep partnerships we forge with our clients and creators. By providing value, fostering collaboration, and empowering growth, we continue to shape the landscape of digital marketing and content creation, driving meaningful connections and achievements in the ever-evolving world of digital media.

Our Competitive Strengths

As a leading digital advertising company servicing advertisers, merchants, and over 10,000 content creators throughout SEA, we specialize in leveraging the power of content creators and influencer marketing in designing holistic digital strategies across various channels. Each brings its unique set of strengths to the table, catering to different aspects of the digital media landscape and providing value to brands and content creators in their respective ways.

Thoughtful Media Group has held a prominent position as one of the top leaders in multi-channel network and creator management in SEA since 2010. Our strong networks and connections with a diverse array of influencers and creators provide us with a unique advantage. This extensive reach allows us to effectively engage with influencers and creators, gaining valuable insights into leveraging influencer marketing for branding and generating sales proposals. As a result, we are well-equipped to offer superior services to a wide range of brands and products, tailoring our strategies to meet their specific needs and objectives.

Our executive team comprises professionals with decades of collective expertise in various crucial areas, including business operations, marketing technology, digital platform management, and financial acumen in the Asian market. This wealth of experience empowers us to not only operate efficiently but also seize the best opportunities for mergers and acquisitions (“M&A”). With a deep understanding of the market dynamics and industry trends, our experienced leaders guide our strategic decisions, positioning us for sustained growth and success.

Thoughtful Media executives pride ourselves through our unwavering commitment to empowering both creators and advertisers, equipping them with the essential support, tools, and strategic insights to thrive in the dynamic digital landscape. Our unique competitive strengths lie in the following areas, which bring significant benefits to our valued partners:

●	Digital Rights & IP Protection: We offer round-the-clock support to address platform-related issues, including copyrights and account settings. This ensures that creators’ valuable intellectual property is safeguarded, providing them with peace of mind as they focus on creating compelling content.

●	Cross-Channel Revenue Optimization: Through our multi-platform official partnerships, we enable creators to generate additional revenue streams. By leveraging our expansive network and partnerships, creators can maximize their earnings potential across various platforms.

●	Content Strategy, Analysis, and Optimization: Our in-house tools provide valuable data insights that allow creators to analyze their content’s performance and make informed decisions to improve their channel’s followership. With data-driven content strategies, creators can effectively engage their audiences and drive meaningful interactions.

●	Data-Driven Approach to Identify and Engage with Creators: Utilizing our vast network data, we assist advertisers in identifying the most suitable influencers for their marketing campaigns. By leveraging data insights, advertisers can design impactful influencer strategies that resonate with their target audience, ensuring optimal campaign performance.

●	Regional Presence and Local-to-Local Relationships: TMG’s region-wide presence allows us to launch campaigns across different markets while benefiting from local expertise and customized execution. This approach ensures that advertisers stay relevant to local audiences and achieve successful campaign outcomes.

As part of the Society Pass (Nasdaq: SOPA) fintech and e-commerce ecosystem (we currently are 100% owned by Society Pass), we have the opportunity to explore innovative advertising approaches. Leveraging the power of digital media, we effectively reach and engage audiences, creating comprehensive solutions for our clients’ marketing objectives. Our suite of services includes creative strategy, content creation, targeted distribution, and performance analytics, enabling our clients to stand out in the competitive landscape of SEA. We also embrace emerging technologies, trends, and ideas to create extraordinary digital media experiences. Through consistent innovation and staying ahead of industry developments, we develop groundbreaking solutions that captivate audiences and drive impactful engagement. By harnessing the latest advancements, we remain at the forefront of the digital media industry, ensuring our partners always have access to cutting-edge solutions.

TMG technology assists our creators to increase their marketing reach. Our exclusive Thoughtful Vision Dashboard below is an example of our dedication to empowering creators. This user-friendly online software provides creators with advanced video optimization and analytics tools. With optimized metadata, including keywords, titles, and descriptions, creators can enhance their videos and maximize their reach. The Thoughtful Vision Dashboard empowers creators to make data-driven decisions for optimal content performance, ensuring their success in the competitive digital landscape.

Source: Thoughtful Vision Dashboard

Our Growth Strategies

Thoughtful Media Group’s growth strategy revolves around strategic initiatives to expand our reach, diversify offerings, and strengthen relationships with influencers and advertisers. Our key focus areas include:

●	Acquisition of Digital Agencies: By acquiring digital agencies throughout the SEA, we aim to tap into new markets, diversify our customer base, and leverage existing capabilities. These acquisitions will fuel rapid innovation, expand our product lines, and enhance our competitiveness. Our vision is to operate a region-wide advertising platform in multiple SEA countries, including Thailand, Vietnam, Indonesia, Philippines, Singapore, and Malaysia, by 2024.

●	Expanding our Influencer Network: We are committed to growing our influencer network, which currently exceeds 10,000 influencers. Through regular communication, we provide updates on new opportunities, campaigns, and industry trends to foster strong and lasting relationships with influencers. We believe that maintaining strong ties with influencers is pivotal for long-term success in influencer marketing.

●	Collaborating with Advertisers and Influencers: To extend our operational reach and broaden our offerings, we seek partnerships with various industry players, including Podcast providers, Entertainment companies, Content Production companies, Music Labels, Live Streaming Platforms, Talent Management Agencies, and Event Production firms. These collaborations may involve co-marketing initiatives, video collaborations, guest blogging, joint webinars, or cross-promotions, all of which contribute to reaching new audiences and increasing brand exposure.

●	Building an Active Social Media Presence: We recognize the power of social media in building brand awareness and engaging with our target audience. Our strategy involves establishing and maintaining a robust presence on relevant social media platforms such as Facebook, TikTok, Instagram, YouTube, and LinkedIn. Through these channels, we showcase our expertise, share success stories, and promote our services to both advertisers and creators.

As we pursue these growth strategies, Thoughtful Media Group remains dedicated to providing thoughtful and impactful marketing solutions, leveraging the influential power of video creators and their audiences. Our commitment to excellence, innovation, and collaboration positions us for continued success in the ever-evolving landscape of digital media and influencer marketing.

a. Integration of the digital advertising ecosystem though M&A

As an acquisition focused digital advertising group, M&A sits at the core of our growth strategy. After initially acquiring the core company in each of our targeted verticals, we continue to roll up more companies with complementary areas of expertise or with different footprints.

b. Revenue growth of each individual company organically

Each vertical within our group has unique growth drivers, yet they all share commonalities in their customer base. The MCN services primarily generate revenue through the number of monetized views and the acquisition of creators or channels into our MCN network. On the other hand, our Premium Digital Marketing services contribute to revenue growth by expanding our client base and nurturing them into loyal key accounts. We ensure sustainable development in this vertical by serving more clients and fostering solid relationships.

c. Geographical expansion throughout SEA

We intend to reiterate the approach in other southeast Asia countries following the same playbook. This strategy enables Thoughtful Media to quickly access new markets, diversify its customer base, and leverage existing capabilities. We start by acquiring digital advertising as a core approach, and then investing resources and expertise to nurture the existing company offering or add new products or technology that complements and suits market needs. This strategy allows for our rapid innovation, expanded product lines, and increased competitiveness.

Recognizing the significance of social media in today’s digital landscape, we have taken the decisive step of developing our social media profiles. Through these channels, we aim to establish meaningful connections with our audience, foster community engagement, and share captivating content that resonates with our followers. Here is an overview of our Social Media Ecosystem:

Intellectual Property Portfolio

We strive to protect and enhance the proprietary technology and inventions that are commercially important to our business, including seeking, maintaining and defending patent rights. Our policy is to seek to protect our proprietary position through a combination of intellectual property rights, including trademarks, copyrights, trade secret laws and internal procedures. Our commercial success will depend in part on our ability to protect our intellectual property and proprietary technologies.

Software and Development

Our ability to compete depends in large part on our continuous commitment to research and development, our ability to rapidly introduce new features and functionality and our ability to improve proven applications for established markets in which we have competitive advantages. We intend to work closely with our customers to continuously enhance the performance, functionality, usability, reliability and flexibility of our applications.

Our software and development team are responsible for the design enhancements, development, testing and certification of the Application. In addition, we may, in the future, utilize third parties for our automated testing, managed upgrades, software development and other technology services.

Seasonality

We have seen seasonality in our revenue and business related to advertising sales. Our revenues are largely reliant on digital advertising sales. The first quarter of each calendar year, from January to March is traditionally the least profitable quarter in terms of revenue generation for advertising publishers, as advertisers are holding and planning their budgets for the upcoming fiscal year and consumers tend to spend less after the winter holiday season. This results in fewer advert demands and lower cost per mile paid by advertisers (“CPM”). The second quarter of each calendar year, from April to June, typically experience an increased advertising demands and higher CPMs as compared to the first quarter of the calendar year, as advertisers start to spend their budgets in greater amounts. The third quarter of the calendar year, from July to September, typically sees a slight increase in CPMs and advertising demands as compared to the second quarter, even though consumers spend more time outdoors and less time online during the summer months. The fourth quarter of the calendar year, from October to December, is generally the most crucial quarter for advertising publishers, as companies want their brands and products to be seen in the run up to the winter holidays season. This generally results in publishers receiving higher CPMs and increased advertising demands for their advertisement impressions during the fourth quarter of the calendar year. As a result of these market trends for digital advertising we generally expect to receive higher CPMs and increased advertisement fill rates during the fourth quarter of a calendar year and lower CPMs and reduced advertisement fill rates during the first quarter of a calendar year.

Data Protection and Privacy

We are subject to various laws and regulations covering the privacy and protection of users’ data. Because we handle, collect, store, receive, transmit, transfer, and otherwise process certain information, which may include personal information, regarding our users and employees in the ordinary course of business, we are subject to federal, state and foreign laws related to the privacy and protection of such data. These laws and regulations, and their application to our business, are increasingly changing and expanding. Compliance with these laws and regulations could affect our business, and their potential impact is uncertain. Any actual or perceived failure to comply with these laws and regulations may result in investigations, claims and proceedings, regulatory fines or penalties, damages for breach of contract, or orders that require us to change our business practices, including the way we process data.

We are also subject to breach notification laws in the jurisdictions in which we operate, and we may be subject to litigation and regulatory enforcement actions as a result of any data breach or other unauthorized access to or acquisition or loss of personal information. Any significant change to applicable laws, regulations, interpretations of laws or regulations, or market practices, regarding the processing of personal data, or regarding the manner in which we seek to comply with applicable laws and regulations, could require us to make modifications to our products, services, policies, procedures, notices, and business practices, including potentially material changes. Such changes could potentially have an adverse impact on our business.

Competition

In the fast-evolving landscape of digital marketing, influencer marketing content has emerged as the major player; many media, advertising firms and new business ventures see the big potential of revenue growth through influencers and content creators. This could create high competition in this business from players who have a strong presence in the market as well as newcomers.

Through a comprehensive analysis of our services performance compared to our competitors in the market, we have identified several key areas where we stand out as described below:

The YouTube MCN industry is characterized by its dynamic and constantly evolving nature. With the emergence of new players and continuous evolution of existing MCNs, competition within the space remains intensely competitive.

To ensure our success in this highly competitive market, we have recognized the importance of adapting to new social trends and expanding our services beyond just YouTube. As part of our competitive strategies, we are now providing comprehensive support on various social platforms, including but not limited to TikTok, Meta, and Instagram. This enables us to offer a wide range of services and opportunities for content creators and brands to thrive across multiple digital landscapes. Also, this flexibility allows us to stay ahead of the curve and tap into new and evolving audience

Employees

We employed approximately 61 people as of July 2023, all of whom are full-time employees. None of our employees are represented by a union in collective bargaining with us. We believe that our employee relations are good.

Properties

Our principal executive offices are located at 7 Sumerpoint Building, 3rd Floor, Room No. 301-302, Soi Sukhumvit 69 (Saleenimit), Prakanong Nua Sub-district, Wattana District, Bangkok City, Thailand. We currently lease approximately [*] square feet of office space at this location. The lease term is [*] months, from [*] to [*].

Our other offices are as follows: The Company’s Vietnam office is located at 366 Nguyen Trai Street, District 5, Ho Chi Minh City, Vietnam;

The Company’s Indonesia office is located at AIA Central Lantai 28 Jl. Jend. Sudirman No. Kav. 48A, District Semanggi, Jakarta Selatan City, Indonesia; and

The Company’s Philippines office is located at 10th Floor, Jaka Building, 6780 Ayala Avenue, Makati City, Manila, Philippines.

We believe that our leased facilities are adequate to meet our needs at this time. We do not currently own any real property.

Legal Proceedings

We are currently not involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry, or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company, threatened against or affecting our Company, or our Common Stock, in which we believe an adverse decision could have a material adverse effect on our financial condition or results of operations.

Impact of the COVID-19 Pandemic and other Global Events

The full impact of the COVID-19 pandemic on our business, financial condition and results of operations remains unpredictable due to the evolving nature of the COVID-19 pandemic and the extent of its impact across industries and geographies and numerous other uncertainties. For example, we cannot predict the duration and spread of the outbreak of new variants of the virus, additional actions that may be taken by governmental entities, or the impact the pandemic may have on the ability of us, our customers, our suppliers, our manufacturers, and our other business partners to conduct business. To date, COVID-19 has led to the implementation of various responses, including government-imposed quarantines, business closures, travel restrictions, and other public health safety measures. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted at this time,

The spread of COVID-19 has caused us to modify our business practices, including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences and further actions may be taken as required or recommended by government authorities or as we determine are in the best interests of our employees, customers, and other business partners. We are monitoring the global outbreak of the pandemic, in SEA, especially Vietnam and are taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business posed by its spread and the governmental and community reactions thereto.

The Russian-Ukraine war and the supply chain disruption have not affected any specific segment of our business.

Corporate Information

Our principal executive offices are located at 7 Sumerpoint Building, 3rd Floor, Room No. 301-302, Soi Sukhumvit 69 (Saleenimit), Prakanong Nua Sub-district, Wattana District, Bangkok City, Thailand. Our telephone number is +66 80 305 8475.

Our corporate website address is www.thoughtfulmedia.com.. The information included on our websites are not part of this prospectus

Our social media profiles are the following:

●	Facebook:

www.facebook.com/thoughtfulmediaasia;

www.facebook.com/ThoughtfulMediaThailand;

www.facebook.com/ThoughtfulmediaID; and

www.facebook.com/thoughtfulmediavn.

●	Instagram:

www.instagram.com/thoughtfulmedia/;

www.instagram.com/thoughtful_thailand/;

www.instagram.com/thoughtful_indonesia/;

www.instagram.com/thoughtfulmedia.vn/; and

www.instagram.com/thoughtful_philippines/.

●	YouTube is https://www.youtube.com/@ThoughtfulThailand.

●	LinkedIn is https://www.linkedin.com/company/thoughtful-media-group-inc/.

Summary of Risk Factors

In addition to the other information contained in this prospectus, including the matters addressed under the heading “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider all of the risks and uncertainties described in the section of this prospectus captioned “Risk Factors.” These risks include, but are not limited to, the following:

●	We have a limited operating history on which you can evaluate our business and prospects.

●	We have not generated substantial revenues under our new businesses, which makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

●	We have incurred operating losses in the past, and we may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.

●	There is substantial doubt about our ability to achieve profitability if we are unable to generate significant revenue or secure additional financing, we may be unable to implement our business plan and grow our business.

●	We may require additional capital to support our business and objectives, and this capital might not be available on acceptable terms, if at all.

Risks Related to Doing Business in the Southeast Asia Region

●	Our revenue and net income may be materially and adversely affected by any economic slowdown within SEA. Changes in the economic, political or social conditions or government policies in SEA could have a material adverse effect on our business and operations.

●	Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. dollars.

●	The imposition of barriers to trade or escalation of trade disputes could materially and adversely affect demand for our services.

Risks Related to Our Business

●	We primarily rely, and expect to continue to primarily rely, on third-party mass media platforms including but not limited to YouTube and TikTok to deliver our content to followers and potential viewers and any failure, disruptions of or interferences with our use of such streaming services could disrupt the availability of our content and adversely affect our business, financial condition, results of operations and prospects.

●	If our efforts to attract prospective customers and advertisers and to retain existing customers and users of our services are not successful, our growth prospects and revenue will be adversely affected.

●	We face and will continue to face competition for advertisement -supported users, premium subscribers, and user listening time.

●	We depend upon third-party providers for substantially all of the content we stream and loss of these providers may materially adversely affect our business, operating results, and financial condition.

●	We have no control over third-party providers of our content. The concentration of control of content by our major providers means that even one entity, or a small number of entities working together, may unilaterally affect our access to music video and other content.

●	Our business emphasizes innovation and prioritizes long-term customer and user engagement. That strategy may yield results that sometimes do not align with the market’s expectations. If that happens, our stock price may be negatively affected.

●	If we fail to accurately predict, recommend, curate and play content that our customers and users enjoy, we may fail to retain existing customers and users and attract new customers and users in sufficient numbers to meet investor expectations for growth or to operate our business profitably.

●	Changes in how network operators handle and charge for advertisements their networks could adversely impact our business.

●	Interruptions, delays, or discontinuations in service arising from our own systems or from third parties could impair the delivery of our services and harm our business.

●	We face risks, such as unforeseen costs, and potential liabilities in connection with content we license and/or distribute through our services.

●	Various regulations as well as self-regulation related to privacy and data security concerns pose the threat of lawsuits, regulatory fines and other liability, require us to expend significant resources, and may harm our business, operating results, and financial condition.

●	We rely on advertising revenue to monetize our services, and any failure to convince advertisers or advertising demand partners of the benefits of advertising on our platform in the future could harm our business, operating results, and financial condition.

●	The market for advertising in the digital market is evolving. If this market develops slower or differently than we expect, our business, operating results and financial condition could be adversely affected.

●	We have acquired and invested in, and may continue to acquire or invest in, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results. We may fail to acquire or invest in companies whose market power or technology could be important to the future success of our business.

●	If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

Risks Related to Our Intellectual Property

●	Assertions by third parties of infringement or other violations by us of their intellectual property rights could harm our business, operating results, and financial condition.

●	Failure to protect our intellectual property rights could substantially harm our business, operating results, and financial condition.

Risks Related to Our Ownership Structure

●	Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

●	As an independent, publicly traded company, we may not enjoy the same benefits that we did as part of Society Pass, and thus, we may have difficulty operating as an independent, publicly traded company.

●	Our ability to meet our capital needs may be harmed by the loss of financial support from Society Pass.

●	The Company will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect holders of Common Stock.

●	The Company has adopted a dual-class share structure with different voting rights, which may adversely affect the value and liquidity of the Common Stock.

●	The Company’s dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Company’s Super Voting Preferred Stock may view as beneficial.

●	Certain of our directors and executive officers are directors and/or executive officers of Society Pass and own shares of Society Pass Common Stock, which could cause conflicts of interest.

Risks Related to Owning Our Common Stock and this Offering

●	There is a limited public market for our securities.

●	We may not be able to satisfy listing requirements of Nasdaq or maintain a listing of our common stock on Nasdaq.

●	The trading price of our Common Stock will likely be volatile.

●	Investors in our Common Stock will face immediate and substantial dilution in the net tangible book value per Share and may experience future dilution.

●	We are a “smaller reporting company,” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our Common Stock less attractive to investors.

●	The offering price of our shares of Common Stock offered in the Resale Prospectus Resale is fixed.

●	If securities or industry analysts publish inaccurate or unfavorable research about our business or cease publishing research about our business, our share price and trading volume could decline.

●	The requirements of being a public company with its Common Stock listed on Nasdaq may strain our resources and divert management’s attention.

●	You may experience future dilution as a result of future equity offerings.

●	We do not expect to declare any dividends in the foreseeable future.

●	Exercise of warrants, and issuance of incentive stock grants may have a dilutive effect on our stock, and negatively impact the price of our Common Stock.

●	Certain recent initial public offerings of companies with relatively small public floats have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Common Stock may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Common Stock.

THE OFFERING

Common Stock offered by us:	[*] shares of Common Stock.

Offer Price:	We currently estimate that the initial public offering price will be between US $[ ] and US $[ ] per share.

Common Stock outstanding prior to this offering:	8,000,000 shares

Common Stock outstanding immediately after this offering:	[ ] shares of Common Stock, assuming the sale of all the shares offered in this prospectus, shares if the underwriters exercise the over-allotment in full.

Over-allotment option:	We have granted the Underwriter a 15% over-allotment option, exercisable within 45 days from the closing of this offering, to purchase up to an aggregate of [ ] additional shares of Common Stock.

Underwriter Warrant:	We have agreed to issue to the Representative or its designees warrants (the “Underwriter Warrants”) to purchase up to a total of 3.0% of the shares of Common Stock sold in this offering (including any shares sold through the exercise of the over-allotment option). The warrants are exercisable at $ per share (110% of the public offering price) commencing on a date which is 180 days from the commencement of sales in the offering and expiring on a date which is no more than five (5) years from the commencement of sales in the offering in compliance with FINRA Rule 5110. The warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to Rule 5110 of FINRA. The underwriters (or their permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from effectiveness.

Use of proceeds:

We plan to use the net proceeds of the IPO in the following order of priority:

●     Approximately $[   ]million for [   ].

●     Approximately $[   ] million for [   ].

●     Approximately $[   ] million for [   ].

●     Approximately $[   ]million for [   ].

●     Approximately $[   ] million for [   ].

●     Approximately $[   ]million for working capital and other general corporate purposes.

For more information on the use of proceeds, see “Use of Proceeds” on page 44.

Lock-up:	We and each of, our officers, directors, and [10%] or more stockholders, have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any shares of Common Stock or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors:	The purchase of our securities involves a high degree of risk. See “Risk Factors” beginning on page 26 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Nasdaq symbol:	“[*]”

The number of shares of our Common Stock outstanding prior to this offering, as set forth in the table above, is based on the shares outstanding as of [*], and excludes, as of such date: [*]

CONTROLLED COMPANY EXEMPTION

Raynauld Liang, Society Pass’s Chief Executive Officer, and Maroon Capital Limited, a company controlled by one of the former officers of Society Pass Incorporated, will each control 25,000 Shares of the Company’s Super Voting Preferred Stock, giving them a majority of the aggregate voting power of the Company’s voting securities upon the consummation of this offering, assuming that the underwriters of this offering do not exercise their option to purchase additional Common Stock, and which represents [*]% of the total voting power, assuming that the option is exercised in full. As a result, the Company will be a “controlled company” within the meaning of NASDAQ rules, and the Company may qualify for and rely on exemptions from certain corporate governance requirements. Under NASDAQ corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements to:

have a board that includes a majority of “independent directors,” as defined under NASDAQ rules;

have a compensation committee of the board that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

have independent director oversight of director nominations.

The Company does not intend to rely on these exemptions as of the consummation of this offering. The Company may elect to rely on one or more of these exemptions and it will be entitled to do so for as long as the Company is considered a “controlled company,” and to the extent it relies on one or more of these exemptions, holders of our Common Stock will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision with regard to our Common Stock. The statements contained herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition, or results of operations could be harmed. In that case, you may lose all or part of your investment. In addition to the other information provided in this prospectus, you should carefully consider the following risk factors in evaluating our business before purchasing our Common Stock. Although it is not possible to identify or predict all of the risks and uncertainties we face, we believe the discussion below includes all of the risks that are material to our business.

Risks Related to Our Financial Condition

We have a limited operating history on which you can evaluate our business and prospects.

We have a limited operating history on which you can evaluate our business and our prospects. Although our company has existed since 2010, we have only operated as a subsidiary of Society Pass since July, 2022. The likelihood of success of our business plan must be considered in light of the risks, difficulties, complications and delays frequently encountered in connection with developing and expanding businesses and the competitive environment in which we operate.

Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. In particular, potential investors should consider that we cannot assure you that we will be able to, among other things:

●	successfully implement or execute our current business plan, and we cannot assure you that our business plan is sound;

●	attract and retain experienced management and advisors;

●	secure acceptance of our products and services within the industry;

●	raise sufficient funds in the capital markets or otherwise to effectuate our business plan; and

●	utilize the funds that we do have and/or raise in this offering or in the future to efficiently execute our business strategy.

If we cannot successfully execute any one of the foregoing, our business may not succeed and your investment will be adversely affected.

We have not generated substantial revenues under our businesses, which makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

For the year ended December 31, 2022, the majority of our revenues were derived from the historical MCN business. We have made acquisitions in Indonesia and the Philippines to expand our business. Because of the related uncertainties, we may be hindered in our ability to anticipate and timely adapt to increases or decreases in sales, revenues, or expenses. If we make poor budgetary decisions as a result of unreliable data, if our business model does not continue to be accepted by the market or if we are not able to expand our business, we may never become profitable and may continue to incur losses, which may result in a decline in our stock price.

We have incurred operating losses in the past, and we may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.

We have incurred operating losses in the past. Although we recorded a net profit of $[*] in 2022, we have incurred operating losses in prior years. We cannot guarantee that we will generate sufficient revenue to offset our operating costs. If we cannot successfully earn revenue at a rate that exceeds the operational costs associated with our service, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve profitability. We expect to continue to expend substantial financial and other resources on:

●	securing top quality video content;

●	creating new forms of original content;

●	our technology infrastructure, including website architecture, development tools, scalability, availability, performance, security, and disaster recovery measures;

●	research and development, including investments in our research and development team and the development of new features;

●	sales and marketing, including a significant expansion of our field sales organization;

●	international expansion to increase our sales;

●	capital expenditures, including costs related to our technology development; and

●	general administration, including legal and accounting expenses.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results, and financial condition would be harmed.

If we are unable to generate significant revenue or secure additional financing, we may be unable to implement our business plan and grow our business.

We recorded a net profit in 2022, but we have incurred operating losses in prior years. We believe the proceeds from our private offering, together with our existing cash, will enable us to fund our operations for at least 12 months from the date of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

There is uncertainty regarding our ability to grow our business without additional financing. We have no agreements, commitments, or understandings to secure additional financing at this time. Our long-term future growth and success are dependent upon our ability to continue selling our services, generate cash from operating activities and obtain additional financing. We may be unable to continue selling our products and services, generate sufficient cash from operations, sell additional shares of Common Stock or borrow additional funds. Our inability to obtain additional cash could have a material adverse effect on our ability to grow our business to a greater extent than we can with our existing financial resources.

We may require additional capital to support our business and objectives, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business and will require additional funds to respond to business challenges, including the need to develop new features or enhance our existing services, expand into additional markets or acquire complementary businesses and technologies. Accordingly, we may in the future engage in equity and debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our stockholders, including investors in this offering, could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Common Stock. Any debt financing we secure in the future could also contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business, acquire or retain users, and to respond to business challenges could be significantly impaired, and our business may be harmed.

Risks Related to Doing Business in the Southeast Asia Region

Our revenue and net income may be materially and adversely affected by any economic slowdown in any regions of SEA as well as globally. Changes in the economic, political or social conditions or government policies in SEA could have a material adverse effect on our business and operations.

The success of our business ultimately depends on general economic conditions. Substantially all of our assets and operations are located in SEA. We will derive substantially all of our revenue from SEA and therefore we will be exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. As a result, our business, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in SEA and globally, as well as economic conditions specific to financial services.

While the SEA economy, as a whole, has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in SEA, or in the policies of the governments or of the laws and regulations in each respective market, could have a material adverse effect on the overall economic growth of SEA. Such developments could adversely affect our business and operating results, lead to reduction in demand for our content and services and adversely affect our competitive position. Economic growth in SEA has experienced a mild moderation in recent years, partially due to the slowdown of the Chinese economy since 2012, as well as the global commercial volatility of energy prices, the impact of COVID-19, U.S. monetary policies and other markets. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in SEA or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations. We are exposed to the risk of rental, employee related and other cost increases due to potential inflation in the markets in which we operate. In the past, some of the governments in SEA have implemented certain measures, including interest rate adjustments, currency trading band adjustments and exchange rate controls, to control the pace of economic growth. These measures may cause decreased economic activity in SEA, which may adversely affect our business, financial condition and results of operations.

In addition, some SEA markets have experienced, and may in the future experience, political instability, including strikes, demonstrations, protests, marches, coups d’état, guerilla activity or other types of civil disorder. These instabilities and any adverse changes in the political environment could increase our costs, increase our exposure to legal and business risks, disrupt our office operations or affect our ability to expand our user base.

Uncertainties with respect to the legal system in certain markets in SEA could adversely affect us and it might be difficult to acquire jurisdiction and enforce liabilities against our assets based in some SEA jurisdictions.

The legal systems in SEA vary significantly from jurisdiction to jurisdiction. Some jurisdictions have a civil law system based on written statutes and others are based on common law. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

Many of the markets in SEA have not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in such markets. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since local administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in many of the localities that we operate in. Moreover, local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Currently, substantially all of our assets are located in SEA, our clients are almost exclusively located in SEA and certain of our executive officers and present directors reside outside of the United States. As a result, although the Company is a Nevada corporation, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or executive officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and executive officers under Federal securities laws. Our management has been advised that many jurisdictions within SEA where we operate do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and some SEA markets, such as Indonesia and the Philippines, would permit effective enforcement of criminal penalties of the federal securities laws.

Each jurisdiction in SEA has enacted, and may enact or amend from time to time, laws and regulations governing the distribution of games, services, messages, applications, electronic documents and other content through the internet. The relevant government authorities may prohibit the distribution of information through the internet that they deem to be objectionable on various grounds, such as public interest or public security, or to otherwise be in violation of applicable laws and regulations. If any of the information on our website or that we otherwise produce or disseminate is deemed by any relevant government authorities to violate content restrictions, we would not be able to continue to display such content and could be subject to penalties, including confiscation of the property used in the non-compliant acts, removal of the infringing content, temporary or permanent blocks, administrative fines, suspension of business, and revocation of required licenses, if any, which could materially and adversely affect our business, financial condition and results of operations.

Furthermore, many of the legal systems in SEA are based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. There are other circumstances where key regulatory definitions are unclear, imprecise or missing, or where interpretations that are adopted by regulators are inconsistent with interpretations adopted by a court in analogous cases. As a result, we may not be aware of our violation of certain policies and rules until sometime after the violation. In addition, any administrative and court proceedings in SEA may be protracted, resulting in substantial costs and diversion of resources and management attention.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in SEA and elsewhere that could restrict our industries and business. Scrutiny and regulation of the industries in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing this regulation. For example, existing laws or new laws regarding the regulation of currency, money laundering, banking institutions, intellectual property, investment banking institutions, and consumer and data protection may be interpreted to cover information disseminated through our internet communication platforms and our investee companies. Changes in current laws or regulations or the imposition of new laws and regulations in SEA or elsewhere regarding our industries may slow the growth of our industries and adversely affect our financial position and results of operations.

Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. Dollars.

We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We earn revenue denominated in Thai Bhat, Vietnamese Dong, Indonesian Rupiah, Philippine Pesos and U.S. Dollars, among other currencies. We generally incur expenses for employee compensation and other operating expenses in the local currencies in the jurisdictions in which we operate. Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the currencies that our businesses use. Furthermore, the substantial majority of our revenue is denominated in emerging markets currencies. Because fluctuations in the value of emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

Restrictions on currency exchange in certain SEA markets may limit our ability to receive and use our revenue effectively.

A large majority of our revenue and expenses are denominated in U.S. Dollars[, and to a lesser extent in Thai Bhat, Vietnamese Dong, Indonesian Rupiah, Philippine Pesos]. If revenue denominated in any of these non-U.S. currencies and U.S. Dollars increase or expenses denominated in such currencies decrease in the future, we may need to convert a portion of our revenue into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our Common Stock. Although there are currently no foreign exchange control regulations in [*], which restrict the ability of our subsidiary in Singapore to distribute dividends to us, the relevant regulations may be changed and the ability of our subsidiary to distribute dividends to us may be restricted in the future. We cannot guarantee that we will be able to convert such local currencies into U.S. Dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

The imposition of barriers to trade or escalation of trade disputes could materially and adversely affect demand for our services or the operation of our investee companies.

There has been a global escalation of barriers to trade in recent years. Any imposition of new tariffs or other trade barriers, or the escalation of any trade dispute, may adversely affect the global economy and businesses of our clients, which, in turn, would also adversely affect demand for our services. A downturn in the global economy or the economies of countries in which we or our clients operate as a result of any trade dispute could adversely affect our business, financial condition and results of operations. Although we do not directly engage in international trade business, our clients or our investee companies may be affected by the imposition of barriers to trade or escalation of trade disputes.

In addition, current government actions undertaken by various governments to stimulate their respective economies and future government action, including interest rate decreases, changes in monetary policy or intervention in the exchange markets and other government action to adjust the value of the local currency, may trigger inflation. The occurrence of such fluctuations, devaluations or other currency risks could have a material adverse effect on our and our investee companies’ business, financial condition and results of operations.

Developments in the social, political, regulatory and economic environment, including but not limited to natural events, wars, terrorist attacks and other acts of violence, t in the countries where we operate, may have a material and adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. Any adverse socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Singapore and other countries where we operate appears to be positive, there can be no assurance that this will continue to prevail in the future.

Furthermore, natural disaster events (such as typhoons, floods and earthquakes), terrorist attacks and other acts of violence or war may also adversely disrupt our operations, leading to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could have an adverse effect on our business, financial condition and results of operations. These events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations around the world.

Russia’s invasion of Ukraine may present risks to our operations and investments.

Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the value of our operations and investments, even though the we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, results of operations, financial condition, liquidity and business outlook.

Risks Related to Our Business

We primarily rely, and expect to continue to primarily rely, on third-party mass media platforms including but not limited to YouTube and TikTok to deliver our content to followers and potential viewers and any failure, disruptions of or interferences with our use of such streaming services could disrupt the availability of our content and adversely affect our business, financial condition, results of operations and prospects.

The success of our business is driven in part by the commercial success and adequate supply of third-party mass media channels, including but not limited to YouTube, and TikTok, through which we may distribute our content. Our success also depends on our ability to accurately predict which channels and platforms will be successful with the Company, as well as on our ability to develop commercially successful content and distribute it on these platforms. A channel or platform may not succeed as expected or new channels or platforms may take market share and consumers away from platforms for which we have devoted significant resources. If demand for the channels or platforms for which we are developing and producing our content on is lower than our expectations, we may be unable to fully recover the investments we have made, and our financial performance may be negatively impacted. Alternatively, a channel or platform for which we have not devoted significant resources could be more successful than we initially anticipated, causing us to not be able to take advantage of meaningful revenue opportunities.

If our efforts to attract prospective customers and advertisers and to retain existing customers and users of our services are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business, including PDA Services and our new acquisitions, to generate revenue depends on retaining, expanding, and effectively monetizing our customer base, including by increasing the number of PDA Services customers. Our ability to attract new customers and retain existing customers is in large part on our ability to continue to offer compelling curated content and provide advertising services.

In addition, in order for us to increase our advertising revenue, we also seek to increase the viewing time that our advertisement-supported customers spend on our advertisement-supported service and find new opportunities to deliver advertising to users. The more content customers stream on the advertisement-supported service, the more revenue we are able to generate. If we fail to grow our advertisement-supported MCN customer base, the amount of content streamed, and the viewing time spent by our advertisement-supported MCN customers, we may be unable to grow advertisement-supported revenue.

We face and will continue to face competition for advertisement-supported users, premium subscribers, and user listening time.

Influencer marketing content is the future of digital content, and it should be an integral part of all digital marketing campaigns in 2023 and beyond. Today’s consumers are looking for organic content in a social setting. They do not react to or engage well with over-produced and commercial content. The purpose of social media is to be entertained, so typically ads in that style fit that requirement. Engaging creative is essential for an effective digital marketing campaign, and if ads are not built properly, they will not drive the traction brands want. Influencer content works as a form of word-of-mouth from influencers and content creators to push consumers through a brand’s conversion funnel. Brands can use this content on their own marketing channels or on a paid advertising platform.

Due to the popularity and newest marketing tools. Many media, advertising firms and new business ventures could envision the big potential of revenue growing through influencers and content creator business. This could create a high competition in this business segment from players who have a strong presence in the market as well as newcomers. We can define our primary competitors as follows: (i) MCN companies which utilize their strengths in managing creator and expertise on social media platform, and (ii) international and local advertising agencies which expand their services and include digital advertising and influencer marketing into the new service offering their current clients.

Large internet companies with strong brand recognition, including but not limited to Meta, Google, Amazon, and X (formerly known as Twitter), have significant numbers of sales personnel, substantial advertising inventory, proprietary advertising technology solutions, and traffic across web, mobile, and connected devices that provide a significant competitive advantage and have a significant impact on pricing for reaching these user bases. Failure to compete successfully against our current or future competitors could result in the loss of current or potential advertisers, a reduced share of our advertisers’ overall marketing budget, the loss of existing or potential users, or diminished brand strength, which could adversely affect our pricing and margins, lower our revenue, increase our research and development and marketing expenses, and prevent us from achieving or maintaining profitability.

We depend upon third-party providers for substantially all of the content we stream and loss of these providers may materially adversely affect our business, operating results, and financial condition.

To secure the rights to stream content, we entered into agreements for content from providers. If our business does not perform as expected or if the rates we receive are lower than expected, our revenue would decrease, which could negatively impact our business, operating results, and financial

We have no control over third-party providers of our content. The concentration of control of content by our major providers means that even one entity, or a small number of entities working together, may unilaterally affect our access to music video and other content.

We rely on various third-party providers, over whom we have no control, for the content we make available on our services. We cannot guarantee that these parties will always choose to license to us or license to us on terms that are acceptable to us.

To the extent that we are unable to license a large amount of content or the content of certain popular providers, our business, operating results, and financial condition could be materially harmed.

The COVID-19 pandemic or the widespread outbreak of any other communicable disease could materially and adversely affect our business, financial condition and results of operations.

The spread of COVID-19 around the world affected the global economies and has affected our operations and those of third parties on which we rely, including by causing disruptions in advertising. As COVID-19 continues to evolve, the extent to which COVID-19 impacts operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of any additional outbreak, and the actions that may be required to try and contain COVID-19 or treat its impact. We continue to monitor the pandemic and, the extent to which the continued spread of the virus adversely affects our customer base and therefore revenue. As the COVID-19 pandemic is complex and rapidly evolving, our plans as described above may change. At this point, we cannot reasonably estimate the duration and severity of this pandemic, which could have a material adverse impact on our business, results of operations, financial position and cash flows.

We face many risks associated with our international expansion.

We are considering the further expansion of our operations into additional international markets. However, offering our services in a new geographical area involves numerous risks and challenges. As a result of these obstacles, we may find it impossible or prohibitively expensive to enter additional markets, or entry into foreign markets could be delayed, which could hinder our ability to grow our business.

If we fail to effectively manage our expected growth, our business, operating results, and financial condition may suffer.

Our growth in 2022 and 2023 placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. In order to attain and then maintain profitability, we will need to recruit, integrate, and retain skilled and experienced personnel who can demonstrate our value proposition to users, advertisers, and business partners and who can increase the monetization of the content. Continued growth could also strain our ability to maintain reliable service levels for our users, effectively monetize the video content streamed, develop and improve our operational and financial controls, and recruit, train, and retain highly skilled personnel. As we seek to grow our operations in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable technical and management resources. If we fail to maintain efficiency and allocate limited resources effectively in our organization as it grows, our business, operating results, and financial condition may suffer.

Our business emphasizes innovation and prioritizes long-term customer and user engagement. That strategy may yield results that sometimes do not align with the market’s expectations. If that happens, our stock price may be negatively affected.

Our business is expected to grow and become more complex, and our success depends on our ability to quickly develop and launch new and innovative products and services. Our approach to the development of our business could result in unintended outcomes or decisions that are poorly received by our customers, users, advertisers, or partners. We have made, and expect to continue to make, significant investments to develop and launch new products, services, and initiatives, which may involve significant risks and uncertainties, including the fact that such offerings may not be commercially viable for an indefinite period or at all, or may not result in an adequate return of capital on our investments. No assurance can be given that such new offerings will be successful and will not adversely affect our reputation, operating results, and financial condition. In certain instances, we prioritize our long-term customer and user engagement. We may make decisions that reduce our short-term revenue or profitability if we believe that the decisions benefit the aggregate customer and user experience and will thereby improve our financial performance over the long term. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with advertisers and partners, as well as our business, operating results, and financial condition could be seriously harmed.

If we fail to accurately predict, recommend, curate and play content that our customers and users enjoy, we may fail to retain existing customers and users and attract new customers and users in sufficient numbers to meet investor expectations for growth or to operate our business profitably.

We believe that a key differentiating factor is our ability to curate content and deliver that content to customers and users for them to enjoy. We have invested, and will continue to invest, significant resources in our content curation and technologies that help predict what customers and users will enjoy. However, such investments may not yield an attractive return and such refinements may not be effective. The effectiveness of our ability to predict users’ preferences and curate content tailored to our customers and users’ individual tastes depends in part on our ability to gather and effectively analyze large amounts of customer and user data. While we have a large catalog of content available to stream, we must continuously identify, analyze, and curate additional content that our customers request and that our users will enjoy, and we may not effectively do so. Failure to do so could materially adversely affect our ability to adequately attract and retain users, increase content hours consumed, and sell advertising to meet investor expectations for growth or to operate the business profitably.

Expansion of our operations subjects us to increased business, legal, financial, reputational, and competitive risks.

Expansion of our operations involves numerous risks and challenges, including increased capital requirements, new competitors, and the need to develop new strategic relationships. Growth in these areas may require additional changes to our existing business model and cost structure, modifications to our infrastructure, and exposure to new regulatory, legal, and reputational risks, including infringement liability, any of which may require additional expertise that we currently do not have. We may not be able to generate sufficient revenue from additional non-music video content to offset the costs of creating or acquiring this content. Further, we have initially established a reputation as a music video streaming service and our ability to gain acceptance and listenership for other non-music video content, and thus our ability to continue to attract customers, users and advertisers to this content, is not certain. Failure to successfully monetize and generate revenues from such content, including failure to obtain or retain rights to non-music video content on acceptable terms, or at all, or to effectively manage the numerous risks and challenges associated with such expansion could adversely affect our business, operating results, and financial condition.

Changes in how network operators handle and charge for advertisement their networks could adversely impact our business.

We rely upon the ability of our customers to access our services through the internet. If network operators block, restrict or otherwise impair access to our service over their networks, our service and business could be negatively affected. To the extent that network operators implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our customer acquisition and retention could be negatively impacted. Furthermore, to the extent network operators create tiers of internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

Interruptions, delays, or discontinuations in service arising from our own systems or from third parties could impair the delivery of our services and harm our business.

We rely on systems housed in our own facilities and upon third parties, including bandwidth providers and third-party “cloud” data storage services, to enable our users to receive our content in a dependable, timely, and efficient manner. We have experienced, and may in the future experience, periodic service interruptions and delays involving our own systems and those of third parties that we work with. Both our own facilities and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our services and unauthorized access to, or alteration of, the content and data contained on our systems that these third parties store and deliver on our behalf.

Any disruption in the services provided by these third parties could materially adversely impact our business reputation, customer relations, and operating results. Upon expiration or termination of any of our agreements with third parties, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one third party to another could subject us to operational delays and inefficiencies until the transition is complete.

We face risks, such as unforeseen costs, and potential liabilities in connection with content we license and/or distribute through our services.

As a distributor of content, we face potential liability for defamation, negligence, copyright or trademark infringement, right of publicity or privacy claims, misinformation, personal injury torts or other claims based on the nature and content of materials that we license and/or distribute. We also face potential liability for content used in promoting our service, including marketing materials and features on our platforms such as user reviews. Allegations of impropriety, even if unfounded, could have a material adverse effect on our reputation and our business.

To the extent we do not accurately anticipate costs or mitigate risks, or if we become liable for content we license and/or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our results of operations. We may not be indemnified to cover claims or costs of these types, and we may not have insurance coverage for these types of claims.

Various regulations as well as self-regulation related to privacy and data security concerns pose the threat of lawsuits, regulatory fines and other liability, require us to expend significant resources, and may harm our business, operating results, and financial condition.

As we collect and utilize personal data about our customers and users as they interact with our services, we are subject to new and existing laws and regulations that govern our use of user data. We are likely to be required to expend significant capital to ensure ongoing compliance with these laws and regulations. Claims or allegations that we have violated laws and regulations relating to privacy and data security could result in negative publicity and a loss of confidence in us by our users and our partners. We may be required to make significant expenditures to resolve these matters and we could be subject to civil liability and/or fines or other penalties, including by government and data protection authorities.

We may find it necessary or desirable to join self-regulatory bodies or other privacy-related organizations that require compliance with their rules pertaining to privacy and data security. We also may be bound by contractual obligations that limit our ability to collect, use, disclose, share, and leverage user data and to derive economic value from it. New laws, amendments to, or reinterpretations of existing laws, rules of self-regulatory bodies, industry standards, and contractual obligations, as well as changes in our users’ expectations and demands regarding privacy and data security, may limit our ability to collect, use, and disclose, and to leverage and derive economic value from user data. Restrictions on our ability to collect, access and harness user data, or to use or disclose user data, may require us to expend significant resources to adapt to these changes, and would in turn limit our ability to stream personalized content to our users and offer advertising and promotional opportunities to users on the services.

We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, self-regulatory bodies, industry standards, and contractual obligations. Any failure to comply with privacy laws could result in litigation, regulatory or governmental investigations, enforcement action requiring us to change the way we use personal data, restrictions on how we use personal data, or significant regulatory fines. In addition to statutory enforcement, a data breach could lead to compensation claims by affected individuals (including consumer advocacy groups), negative publicity, and a potential loss of business as a result of customers losing trust in us. Such failures could have a material adverse effect on our financial condition and operations.

We rely on advertising revenue to monetize our services, and any failure to convince advertisers or advertising demand partners of the benefits of advertising on our platform in the future could harm our business, operating results, and financial condition.

Our ability to attract and retain advertisers or advertising demand partners, and ultimately to generate advertising revenue, depends on our ability to, for instance:

●	increase the number of hours our advertisement-supported customers and users spend playing or watching our video content or otherwise engaging with content on our advertisement-supported service;

●	increase the number of advertisement-supported customers and users;

●	keep pace with changes in technology and our competitors;

●	compete effectively for advertising dollars with other online and mobile marketing and media companies;

●	maintain and grow our relationships with marketers, agencies, and other demand sources who purchase advertising inventory from us;

●	implement and maintain an effective infrastructure for order management; and

●	continue to develop and diversify our advertising platform and offerings, which currently include delivery of advertising products through multiple delivery channels, including traditional computers, mobile, and other connected devices, and multiple content types.

We may not succeed in capturing a greater share of our advertisers’ or advertising demand partners’ core marketing budgets, particularly if we are unable to achieve the scale, reach, products, and market penetration necessary to demonstrate the effectiveness of our advertising solutions, or if our advertising model proves ineffective or not competitive when compared to other alternatives and platforms through which advertisers choose to invest their budgets. Our advertising demand partners are generally not bound by long-term contracts.

Failure to grow the advertisement-supported customer and user base and to effectively demonstrate the value of our advertisement-supported service and other similar offerings on the services to advertisers could result in loss of, or reduced spending by, existing or potential future advertisers or advertising demand partners, which would materially harm our business, operating results, and financial condition.

Selling advertisements requires that we demonstrate to advertisers and advertising demand partners that our offerings on the services are effective. For example, we need to show that our advertisement-supported service has substantial reach and engagement by relevant demographic audiences. Some of our demographic data may be incomplete or inaccurate. For example, because advertisement-supported users self-report their personal data, which may include their genders and dates of birth, the personal data we have may differ from our advertisement-supported users’ actual genders and ages. If our advertisement-supported users provide us with incorrect or incomplete information regarding their personal data, such as genders, age, or other attributes we use to target advertisements to users, or the data are otherwise not available to us, then we may fail to target the correct demographic with our advertising. Advertisers often rely on third parties to quantify the reach and effectiveness of our advertisement products. These third-party measurement services may not reflect our true audience or the performance of our advertisement products, and their underlying methodologies are subject to change at any time. In addition, the methodologies we apply to measure the key performance indicators that we use to monitor and manage our business may differ from the methodologies used by third-party measurement service providers, who may not integrate effectively with our advertisement-supported service. Measurement technologies for mobile devices may be even less reliable in quantifying the reach and usage of our advertisement-supported service, and it is not clear whether such technologies will integrate with our systems or uniformly and comprehensively reflect the reach, usage, or overall audience composition of our advertisement-supported service. If such third-party measurement providers report lower metrics than we do, there is wide variance among reported metrics, or we cannot adequately integrate with such services that advertisers require, our ability to convince advertisers of the benefits of our advertisement-supported service could be adversely affected.

The market for advertising in the digital market is evolving. If this market develops slower or differently than we expect, our business, operating results and financial condition could be adversely affected.

We derive the vast majority of revenue from programmatic advertising directed at the MCN market. We expect that advertising will continue to be a major source of our revenue for the foreseeable future. If the market for programmatic advertising in the MCN market deteriorates or develops more slowly or differently than we expect, it could reduce demand for our platform and our business, growth prospects and financial condition could be adversely affected.

We derive a significant portion of our revenues from advertisements. If we are unable to continue to compete for these advertisements, or if any events occur that negatively impact our relationships with advertising networks, our advertising revenues and operating results would be negatively impacted.

We generate advertising revenue from the sale of digital video advertising delivered through advertising impressions. We engage with advertising demand partners and advertising agencies to monetize our inventory of advertising impressions by filling such advertising impressions with advertising from companies seeking to advertise in the MCN market. We need to maintain good relationships with these advertising demand partners to provide us with a sufficient number of advertisements and to ensure they understand the value of our advertising impressions. Online advertising is an intensely competitive industry. Many large companies, such as Amazon, Facebook and Google, invest significantly in data analytics to make their websites and platforms more attractive to advertisers. Our advertising revenue is primarily a function of the number of free users and hours of engagement of such free users and our ability to maintain or increase user engagement and satisfaction with our services and enhance returns for our advertising partners. If our relationship with any advertising demand partners terminates for any reason, or if the commercial terms of our relationships are changed or do not continue to be renewed on favorable terms, or if we cannot source high-quality advertisements consistent with our brand or product experience, our business, growth prospects and financial condition could be adversely affected\

We depend on highly skilled key personnel to operate our business, and if we are unable to attract, retain, and motivate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success is highly dependent on the talents and contributions of our senior management, members of our executive team, and other key employees, such as the key technology, product, content, engineering, finance, research and development, marketing, and sales personnel. Many of our employees have unique skills required for and/or historical knowledge of our business. Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. All of our employees, including our senior management, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract and retain them. We use equity awards to attract talented employees. If the value or liquidity of our Common Stock declines significantly and remains depressed, that may prevent us from recruiting and retaining qualified employees. If we are unable to attract and retain our senior management and key employees, we may not be able to achieve our strategic objectives, and our business could be harmed. In addition, we believe that our key executives have developed highly successful and effective working relationships. We cannot assure you that we will be able to retain the services of any members of our senior management or other key employees. If one or more of these individuals leave, we may not be able to fully integrate new executives or replicate the current dynamic and working relationships that have developed among our senior management and other key personnel, and our operations could suffer.

We have acquired and invested in, and may continue to acquire or invest in, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results. We may fail to acquire or invest in companies whose market power or technology could be important to the future success of our business.

We acquired our first Indonesian subsidiary in 2022. In the future, we may seek to acquire or invest in other companies or technologies that we believe could complement or expand our services or enhance our capabilities or content offerings, or otherwise offer growth opportunities. Pursuit of future potential acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not they are consummated. In addition, we have limited experience acquiring and integrating other businesses. We may be unsuccessful in integrating our acquired businesses or any additional business we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business.

We also may not achieve the anticipated benefits from any acquisition or investment due to a number of factors, including but not limited to:

●	unanticipated costs or liabilities associated with the acquisition or investment, including costs or liabilities arising from the acquired companies’ failure to comply with intellectual property laws and licensing obligations they are subject to;

●	incurrence of acquisition- or investment-related costs; inability to effectively integrate the assets, operations or personnel related to such acquisitions;

●	diversion of management’s attention from other business concerns;

●	regulatory uncertainties;

●	harm to our existing business relationships with business partners and advertisers as a result of the acquisition or investment;

●	harm to our brand and reputation;

●	the potential loss of key employees;

●	use of resources that are needed in other parts of our business; and

●	use of substantial portions of our available cash to consummate the acquisition or investment.

If we acquire or invest in other companies, these acquisitions or investments may reduce our operating margins for the foreseeable future. In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. In the future, if our acquisitions or investments do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process. Acquisitions or investments could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if a business we acquire or invest in fails to meet our expectations, our business, operating results, and financial condition may suffer.

If our acquired intangible assets become impaired in the future, we may incur significant impairment charges.

At least annually, or whenever events or circumstances arise indicating impairment may exist, we review goodwill for impairment as required by generally accepted accounting principles in the United States (GAAP). In the future, we may need to further reduce the carrying amount of goodwill and incur additional non-cash charges to our results of operations. Such charges could have the effect of reducing goodwill with a corresponding impairment expense and may have a material effect upon our reported results. The additional expense may reduce our reported profitability or increase our reported losses in future periods and could negatively affect the value of our securities, our ability to obtain other sources of capital, and may generally have a negative effect on our future operations.

Our operating results may fluctuate, which makes our results difficult to predict.

Our revenue and operating results could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Factors that may contribute to the variability of our quarterly and annual results include but not limited to:

●	our ability to grow our MCN business beyond historic levels and the further development of our advertisement-supported business model;

●	changes in the license payments we are required to make;

●	our ability to maintain licenses required for our business at a commercial price to us;

●	changes in the mix of content that is streamed by our customers, which results in varying license payment amounts being owed;

●	our ability to monetize our services more effectively, particularly as the number of out-of-home (“OOH) customers grow;

●	our ability to effectively manage our anticipated growth;

●	our ability to attract user and/or customer adoption of and generate significant revenue from new products, services, and initiatives;

●	our ability to attract and retain existing advertisers and prove that our advertising products are effective enough to justify a pricing structure that is profitable for us;

●	the effects of increased competition in our business;

●	our ability to keep pace with changes in technology and our competitors;

●	lack of accurate and timely reports and invoices from our rights holders and partners;

●	interruptions in service, whether or not we are responsible for such interruptions, and any related impact on our reputation;

●	our ability to pursue and appropriately time our entry into new geographic or content markets and, if pursued, our management of this expansion;

●	costs associated with defending any litigation, including intellectual property infringement litigation;

●	the impact of general economic conditions on our revenue and expenses; and

●	changes in regulations affecting our business.

If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

We are required to maintain internal control over financial reporting and to report any material weaknesses in those controls. If we continue to have material weaknesses in our internal control over financial reporting, we may be unable to accurately report our financial results or report them within the timeframes required by law or stock exchange regulations, and we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Common Stock to decline. Under Section 404 of the Sarbanes-Oxley Act, we are required to evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report as to internal control over financial reporting. Failure to maintain effective internal control over financial reporting also could potentially subject us to sanctions or investigations by the SEC, or other regulatory authorities, or stockholder lawsuits, which could require additional financial and management resources. We may be unable to fully remediate previously identified material weaknesses, or we may identify additional material weaknesses in the future, which could materially adversely affect our business, operating results, and financial condition.

Risks Related to Our Intellectual Property

Assertions by third parties of infringement or other violations by us of their intellectual property rights could harm our business, operating results, and financial condition.

Third parties may assert that we have infringed, misappropriated, or otherwise violated their copyrights, patents, trademarks, and other intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows. Our ability to provide our services is dependent upon our ability to license intellectual property rights to audio content, including video music recordings, any musical compositions embodied therein, as well as other visual content and any other media assets that content providers, artists, and/or labels can add or provide. Various laws and regulations govern the copyright and other intellectual property rights associated with audio and visual content, including but not limited to video music and sound recordings and musical compositions. Existing laws and regulations are evolving and subject to different interpretations, and various legislative or regulatory bodies may expand current or enact new laws or regulations. Although we seek to comply with applicable statutory, regulatory, and judicial frameworks by, for example, entering into license agreements, we may unknowingly be infringing or violating any third-party intellectual property rights, or may do so in the future. Moreover, while we may often be able to seek indemnities from our licensors with respect to infringement claims that may relate to the content, they provide to us, such indemnities may not be sufficient to cover the associated liability if the licensor at issue does not have adequate financial resources.

Furthermore, an adverse outcome of a dispute may require us to pay significant damages, which may be even greater if we are found to have willfully infringed upon a party’s intellectual property; cease exploiting copyrighted content that we have previously had the ability to exploit; cease using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; indemnify our partners and other third parties; and/or take other actions that may have material effects on our business, operating results, and financial condition.

Failure to protect our intellectual property rights could substantially harm our business, operating results, and financial condition.

The success of our business depends on our ability to protect and enforce any trade secrets, trademarks, copyrights, and all of our other intellectual property rights, including our intellectual property rights underlying our services. We attempt to protect our intellectual property under trade secret, trademark, and copyright law through a combination of intellectual property registration, employee, third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. These afford only limited protection, and we are still continuing to develop our processes for securing our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our product and brand features or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time-consuming. We cannot assure you that we would have adequate resources to protect

We currently own the www.thoughtfulmedia.com internet domain name and various other related domain names. Internet regulatory bodies generally regulate domain names. If we lose the ability to use a domain name in a particular country, we may be forced either to incur significant additional expenses to market our services within that country or, in extreme cases, to elect not to offer our services in that country. Either result could harm our business, operating results, and financial condition. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize our brand names in the United States or other countries in which we may conduct business in the future.

Litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to enforce our intellectual property rights, to protect our trademarks, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Additionally, changes in law may be implemented, or changes in the interpretation of such laws may occur, that may affect our ability to protect and enforce our intellectual property rights.

Risks Related to Our Ownership Structure

Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The historical financial information that we have included in this prospectus may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented or those that we will achieve in the future. The costs and expenses reflected in our historical financial information include an allocation for certain corporate functions historically provided by Society Pass, that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. Our historical financial information does not reflect changes that will occur in our cost structure, financing and operations as a result of our transition to becoming a stand-alone public company, including potential increased costs associated with reduced economies of scale and increased costs associated with SEC reporting and Nasdaq.

We have made allocations based upon available information and assumptions that we believe are reasonable to reflect these factors, among others, in our historical combined financial data. However, our assumptions may prove not to be accurate, and accordingly, the historical combined financial data presented in this prospectus forms a part should not be assumed to be indicative of what our financial condition or results of operations actually would have been as an independent publicly traded company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

We may have difficulty operating as an independent, publicly traded company.

As an independent, publicly traded company, we believe that our business will benefit from, among other things, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to our industry dynamics. However, we may not be able to achieve some or all of the benefits that we believe we can achieve as an independent company in the time we expect, if at all. Because our business has previously operated as part of the wider Society Pass organization, we may not be able to successfully implement the changes necessary to operate independently and may incur additional costs that could adversely affect our business.

We may encounter operational, administrative, and strategic difficulties as we adjust to operating as a standalone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

In addition, since we are becoming a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relationships issues. As a standalone public company, our management will have to evaluate our internal controls system with new thresholds of materiality, and to implement necessary changes to our internal controls system. We cannot guarantee that we will be able to do so in a timely and effective manner.

As an independent, publicly traded company, we may not enjoy the same benefits that we did as part of Society Pass.

There is a risk that, by separating from Society Pass, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Society Pass organizational structure. As part of Society Pass, we historically have been able to enjoy certain benefits from SP’s operating diversity, available capital for investments and opportunities to pursue integrated strategies with Society Pass’ other businesses. As an independent, publicly traded company, we will not have similar diversity, available capital or integration opportunities and may not have similar access to capital markets.

Our ability to meet our capital needs may be harmed by the loss of financial support from Society Pass.

The loss of financial support from Society Pass could harm our ability to meet our capital needs. After the IPO, we expect to obtain any funds needed in excess of the amounts generated by our operating activities through the capital markets or bank financing, and not from Society Pass. However, given the smaller relative size of our company as compared to Society Pass after the IPO, we may incur higher debt servicing and other costs than we would have otherwise incurred as a part of Society Pass. Further, we cannot guarantee you that we will be able to obtain capital market financing or credit on favorable terms, or at all, in the future. We cannot assure you that our ability to meet our capital needs will not be harmed by the loss of financial support from Society Pass.

As a new publicly traded company, we may not have the surplus or net profits required by law to pay dividends.

We have not declared any dividends on our common shares and we may not make dividend payments in the future as we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. As of the date of this prospectus, we did not have any outstanding debt or loan agreements, however, any future loan agreement either for the financing of existing vessels in our fleet or any vessel acquisitions may limit the amount of dividends we can pay under some circumstances.

The Company will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect holders of the Company’s Common Stock.

Upon the consummation of this offering, Raynauld Liang, Society Pass’s Chief Executive Officer, and Maroon Capital Limited, a company controlled by one of the former officers of Society Pass Incorporated, will each control 25,000 Shares of the Company’s Super Voting Preferred Stock, giving them a majority of the aggregate voting power of the Company’s voting securities upon the consummation of this offering. Therefore, the Company will qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of the Company consist entirely of independent directors. The Company currently does not intend to rely on these exemptions. However, if the Company decides to rely on exemptions applicable to controlled company under the Corporate Governance Rules of Nasdaq in the future, holders of Common Stock will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

The Company has adopted a dual-class share structure with different voting rights, which may adversely affect the value and liquidity of the Common Stock.

The Company has adopted a dual-class structure with different voting rights, and such dual-class share structure may result in a lower or more volatile market price of the Company’s Common Stock. Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain stock market indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than five percent% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the Company’s dual-class share structure may prevent the inclusion of the Company’s Common Stock in such indices and may cause shareholder advisory firms to publish negative commentary about the Company’s corporate governance practices or otherwise seek to cause the Company to change its capital structure. Any such exclusion from indices could result in a less active trading market for the Company’s securities. Any actions or publications by shareholder advisory firms critical of the Company’s corporate governance practices or capital structure could also adversely affect the value of the Company’s Common Stock.

The Company’s dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Company’s Super Voting Preferred Stock may view as beneficial.

The Company has adopted a dual class share structure comprised of Common Stock and Super Voting Preferred Stock. In respect of matters requiring the votes of stockholders, each share of Common Stock is entitled to one vote and each share of Super Voting Preferred Stock is entitled to 1,000 votes. Only the shares of Common Stock are tradable on the market upon the consummation of this offering.

As a result of such dual class share structure and the concentration of ownership, holders of Super Voting Preferred Stock will have substantial influence over the Company’s business, including decisions regarding mergers, consolidations and the sale of all or substantially all of the Company’s assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of the Company or its other stockholders. Such dual class arrangement may discourage, delay or prevent a change in control of the Company, which could deprive the Company’s stockholders of an opportunity to receive a premium for their shares as part of a sale of the Company and may reduce the price of the Common Stock. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of the Company’s Common Stock may view as beneficial.

Certain of our directors and executive officers are directors and/or executive officers of Society Pass and own shares of Society Pass Common Stock, which could cause conflicts of interest.

The interests of our Chief Executive Officer, Chairwoman and other directors and officers in Society Pass common stock and the presence of certain of Society Pass’ executives and directors on our Board of Directors could create, or appear to create, conflicts of interest with respect to matters involving both us and Society Pass that could have different implications for Society Pass than they do for us. As a result, we may be precluded from pursuing certain opportunities on which we would otherwise act, including growth opportunities.

We do not intend to adopt specific policies or procedures to address conflicts of interests that may arise as a result of certain of our directors and officers owning Society Pass Common Stock or our directors being an executive officer and/or director of Society Pass.

We may have conflicts of interest with our Controlling Stockholders and, because of our Controlling Stockholders’ controlling ownership interest in our Company, we may not be able to resolve such conflicts on terms favorable to us.

Immediately upon the completion of this offering, our Controlling Stockholders will beneficially own 100% of our Super Voting Preferred Stock, which represents [*]% of the total voting power, assuming that the underwriters of this offering do not exercise their option to purchase additional Common Stock, or [*]% of the total voting power, assuming that the option is exercised in full. Accordingly, our Controlling Stockholders will continue to be our Controlling Stockholders immediately upon the completion of this offering and may have significant influence in determining the outcome of any corporate actions or other matters that require stockholder approval, such as mergers, consolidations, change of our name, and amendments of our articles of incorporation.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of our Common Stock in this offering and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Stockholders or any of its controlling stockholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Our Board members or executive officers may have conflicts of interest. Our Controlling Stockholders are also our Executive Chairwoman of the Board, as well as the Chairwoman and Chief Executive Officer of Society Pass, which currently wholly owns the Company. In addition, Heng Xue Li, our Chief Financial Officer, is also an employee of Society Pass; and both Linda Cutler and John MacKay, our directors, also are directors of Society Pass. As a result, these overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Stockholders, Society Pass and us.

●	Sale of Common Stock or Super Voting Preferred Stock of our Company. Upon expiration of the lock-up period and subject to certain restrictions under relevant securities laws and stock exchange rules, as well as other relevant restrictions, our Controlling Stockholders and/or Society Pass may decide to sell all or a portion of the Common Stock or Super Voting Preferred Stock that he or it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. In addition, our Controlling Stockholders and/or Society Pass may decide to sell all or a portion of such shares in the event of default of by him or it under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our Common Stock or Super Voting Preferred Stock could be contrary to the interests of our employees or our other stockholders. In addition, our Controlling Stockholders may also discourage, delay, or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their Common Stock as part of a sale of our company and might reduce the price of our Common Stock.

●	Allocation of business opportunities. Business opportunities may arise that both we and our Controlling Stockholders find attractive, and which would complement our respective businesses. Our Controlling Stockholders may discourage, delay, or prevent a profitable investment opportunity before our Board of Directors or stockholders and subsequently decide to pursue investment opportunities or take business opportunities for itself, which would prevent us from taking advantage of those opportunities. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Common Stock in this offering.

There is a limited public market for our securities.

We cannot predict the extent to which investor interest in us following this offering and our listing on Nasdaq will lead to the development of an active trading market or how liquid that trading market might become. The lack of an active trading market may reduce the value of shares of our Common Stock and impair the ability of our stockholders to sell their shares at the time or price at which they wish to sell them. An inactive trading market may also impair our ability to raise capital by selling our Common Stock and may impair our ability to acquire or invest in other companies, products, or technologies by using our Common Stock as consideration.

We may not be able to satisfy listing requirements of Nasdaq or maintain a listing of our common stock on Nasdaq.

If our common stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment

The requirements of being a public company with its Common Stock listed on the Nasdaq [*] market may strain our resources and divert management’s attention.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, and other applicable securities rules and regulations. Compliance with these rules and regulations incurs substantial legal and financial compliance costs, makes some activities more difficult, time-consuming, or costly, and places increased demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain disclosure controls and procedures and internal control over financial reporting that meet this standard, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results.

In addition, in connection with this offering, our Common Stock will be listed on Nasdaq, and thus we will be subject to various continued listing standards, which will require our ongoing compliance and attention, as well as various corporate governance and other rules, which will impact the way we raise capital, govern ourselves and otherwise run our business. Failing to comply with any Nasdaq rules could result in the delisting of our Common Stock from Nasdaq, which could have a material impact on the price of our Common Stock.

The trading price of our Common Stock will likely be volatile.

The trading price of our Common Stock will likely be volatile. The market price of our Common Stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

●	the number of shares of our Common Stock publicly owned and available for trading;

●	quarterly variations in our results of operations or those of our competitors;

●	the accuracy of any financial guidance or projections;

●	our actual or anticipated operating performance and the operating performance of similar companies in the music video, OOH entertainment, or digital media spaces;

●	our announcements or our competitors’ announcements regarding new services, enhancements, significant contracts, acquisitions, or strategic investments;

●	general economic conditions and their impact on advertising spending;

●	the overall performance of the equity markets;

●	threatened or actual litigation;

●	changes in laws or regulations relating to our services; and

●	sales or expected sales of our Common Stock by us, and our officers, directors, and stockholders.

In addition, the stock market in general, and the market for small media companies, have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of those companies. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results, and financial condition.

Sales of substantial amounts of our Common Stock in the public markets by certain stockholders, or the perception that such sales might occur, could reduce the price that our Common Stock might otherwise attain.

Sales of substantial amounts of our Common Stock in the public market by our affiliates, or non-affiliates, or the perception that such sales could occur, could adversely affect the trading price of our Common Stock, and may make it more difficult for you to sell your Common Stock at a time and price that you deem appropriate. We are unable to predict the effect that such sales may have on the prevailing price of our Common Stock.

We, our directors and our executive officers, and stockholders who own more than 5% of our Common Stock, have entered into or will enter into lock-up agreements with the underwriter of this offering pursuant to which they and we have agreed, or will agree, that, subject to certain exceptions, we will not issue, and they will not sell or transfer or hedge any shares or any securities convertible into or exchangeable for shares of our Common Stock for a period of 90 days after the date of this prospectus. See the section titled “Underwriting” for more information. Sales of a substantial number of such shares upon expiration of, or the perception that such sales may occur, or early release of the securities subject to, the lock-up agreements, could cause our stock price to fall or make it more difficult for you to sell your Common Stock at a time and price that you deem appropriate. A decline in the price of our Common Stock might impede our ability to raise capital through the issuance of additional Common Stock or other equity securities.

If securities or industry analysts publish inaccurate or unfavorable research about our business or cease publishing research about our business, our share price and trading volume could decline.

The trading market for our Common Stock will be influenced by the research and reports that securities or industry analysts publish about our Company, if any do so in the future. If one or more of the analysts who may cover us in the future downgrade our Common Stock or publish inaccurate or unfavorable research about our Company, our Common Stock price would likely decline. If no securities or industry analysts commence coverage of our Company, the trading price of our shares would likely be negatively impacted. Further, if one or more of these analysts, once they cover us, cease coverage of our Company or fail to publish reports on us regularly, demand for our Common Stock could decrease, which might cause our Common Stock price and trading volume to decline.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock at prices that may not be the same as the price per share in this offering. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by the investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our Common Stock, or securities convertible or exchangeable into Common Stock, in future transactions may be higher or lower than the price per share paid by investors in this offering. If any of the above should occur, our stockholders, including investors who purchase shares of Common Stock in this offering, will experience additional dilution, and any such issuances may result in downward pressure on the price of our Common Stock.

We do not expect to declare any dividends in the foreseeable future.

We have never declared or paid any cash dividends on our share capital. The continued operation of our business will require substantial cash, and we currently intend to retain any future earnings for working capital and general corporate purposes. Accordingly, we do not anticipate paying any cash dividends to holders of our Common Stock at any time in the foreseeable future. Any determination to pay future dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, contractual restrictions, indebtedness, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. There is no guarantee that your shares of Common Stock will appreciate in value or even maintain the price at which you purchased your shares of Common Stock, and you may lose the entire amount of your investment.

We are a “smaller reporting company,” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our Common Stock less attractive to investors.

We are currently a “smaller reporting company”, meaning that we are not an investment company, an asset- backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and annual revenues of less than $50.0 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company,” at such time as we cease being an “emerging growth company,” we will be required to provide additional disclosure in our SEC filings. However, similar to an “emerging growth companies”, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Decreased disclosures in our SEC filings due to our status as a “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.

The offering price of our shares of Common Stock offered in the Resale Prospectus Resale is fixed.

The Selling Stockholders set forth in the Resale Prospectus will offer and sell their shares of Common Stock being offered under the Resale Prospectus at $[   ] per share for the duration of the offering or until the shares are listed on a national securities exchange at which time the shares offered under the Resale Prospectus may be sold at prevailing market prices or privately negotiated prices or in transactions that are not in the public market.

Exercise of warrants, and issuance of incentive stock grants may have a dilutive effect on our stock, and negatively impact the price of our Common Stock.

To the extent that any of the outstanding warrants and options described in this prospectus (See “Description of Capital Stock”) are exercised, dilution to the interests of our stockholders may occur. For the life of such warrants and options, the holders will have the opportunity to profit from a rise in the price of the Common Stock with a resulting dilution in the interest of the other holders of Common Stock. The existence of such warrants and options may adversely affect the market price of our Common Stock and the terms on which we can obtain additional financing, and the holders of such warrants and options can be expected to exercise them at a time when we would, in all likelihood, be able to obtain additional capital by an offering of our unissued capital stock on terms more favorable to us than those provided by such warrants and options.

Investors in our Common Stock will face immediate and substantial dilution in the net tangible book value per Share and may experience future dilution.

If you purchase shares of our Common Stock in the IPO, you will pay more for your shares than the net tangible book value of your shares. As a result, you will incur immediate dilution of $[   ] per share, representing the difference between the assumed public offering price of $[   ] per share and our estimated as adjusted net tangible book value as of June 30, 2023 of $[   ] per share. Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment. Please refer to the section titled “Dilution” of this prospectus for more information.

Certain recent initial public offerings of companies with relatively small public floats have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Common Stock may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Common Stock.

In addition to the risks addressed above under “The trading price of our Common Stock will likely be volatile,” our Common Stock may be subject to rapid and substantial price volatility. We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Stock. Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Common Stock may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Stock.

In addition, if the trading volumes of our Common Stock are low, persons buying or selling in relatively small quantities may easily influence prices of our Common Stock. This low volume of trades could also cause the price of our Common Stock to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Common Stock may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Common Stock. As a result of this volatility, investors may experience losses on their investment in our Common Stock. A decline in the market price of our Common Stock also could adversely affect our ability to issue additional Common Stock or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Common Stock will develop or be sustained. If an active market does not develop, holders of our Common Stock may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the IPO of approximately $[    ] million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of the IPO in the following order of priority:

●	Approximately $[ ]million for [ ].

●	Approximately $[ ] million for [ ].

●	Approximately $[ ] million for [ ].

●	Approximately $[ ]million for [ ].

●	Approximately $[ ] million for [ ].

●	Approximately $[ ]million for working capital and other general corporate purposes.

To the extent that our actual net proceeds is not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of the IPO. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the IPO. If an unforeseen event occurs or business conditions change, we may use the proceeds of the IPO differently than as described in this prospectus.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

We will not receive any proceeds from the sales of shares of our Common Stock by the Selling Stockholders.

DIVIDEND POLICY

We have no formal dividend policy. We have never declared or paid cash dividends on our Common Stock. We intend to retain all available funds and any future earnings, if any, to fund our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, contractual restrictions, indebtedness, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

CAPITALIZATION

The following tables set forth our capitalization as of June 30, 2023:

●	on an actual basis; and

●	on a pro forma as adjusted basis to reflect the issuance and sale of [ ] shares of Common Stock at an assumed initial public offering price of $[ ] per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the tables together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of June 30, 2023
	Actual (Unaudited)		As Adjusted
(in US$)
Cash:
Notes payable
Equity:
Common Stock, [ ] shares of Common Stock outstanding on an actual basis; and [ ] shares of Common Stock outstanding on an as adjusted basis(1)
Additional paid-in capital
Accumulated comprehensive income
Accumulated deficit		)		)
Total equity
Non-controlling interest
Total stockholders’ equity
Total capitalization

(1)	Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriter expense allowance and other expenses. We expect to receive net proceeds of approximately $[ ] (offering proceeds of $[ ], less underwriting discounts of $[ ], non-accountable expense of $[ ] and offering expenses of $[ ]). The shares of Common Stock reflects the net proceeds we expect to receive, after deducting underwriting discounts, Underwriter expense allowance and other expenses.

DILUTION

If you invest in our Shares, your interest will be diluted to the extent of the difference between the IPO offering price per share and our net tangible book value per share after the IPO. Dilution results from the fact that the IPO offering price per share is substantially in excess of the book value per share of Common Stock attributable to the existing stockholders for our presently outstanding shares.

Net tangible book value represents the amount of our total assets, excluding goodwill and other intangible assets, less our total liabilities. Our net tangible book value as of [*], 2023 was US$[   ], or US$[   ] per share of Common Stock.

After giving effect to the issuance and sale of [   ] Shares in the IPO at an assumed initial public offering price of US$[   ] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), and after deducting underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of [*]June 30, 2023 would have been US$[   ] per outstanding share of Common Stock. This represents an immediate increase in net tangible book value of US$[   ] per share to existing stockholders and an immediate dilution in net tangible book value of US$[   ] per share of Common Stock to investors purchasing Common Stock in the IPO. The following table illustrates such dilution:

Per Common Share
Assumed initial public offering price	$	[	]
Net tangible book value as of June 30, 2023	$	[	]
Pro forma net tangible book value after giving effect to the IPO	$	[	]
Amount of dilution in net tangible book value to investors in this Offering	$	[	]

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2023, the total number of shares of Common Stock purchased from us, the total cash consideration paid to us, and the average price per share paid by existing stockholders and by investors in the IPO. The table below reflects an assumed initial public offering price of US$[   ] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), for Shares purchased in the IPO and excludes underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	%	US$	%	US$
Existing Stockholders
Investors in this Offering
Total		100.0		100.0

The dilution information in this section is presented for illustrative purposes only. Our as adjusted net tangible book value following the consummation of the IPO is subject to adjustment based on the actual

CORPORATE HISTORY AND STRUCTURE

Founded in 2010, TMG has established itself as a leading provider of thoughtful and impactful marketing solutions, harnessing the influential power of video creators and their audiences. Our journey has been marked by significant milestones:

▪	2010-2013: Thoughtful Media was established with the mission of providing marketers with innovative solutions by collaborating with the world's most influential video creators. We aimed to leverage their reach and engagement to deliver impactful campaigns.

▪	2014-2015: Expanding our operations, we ventured into Thailand. Through our network of over 100 influencers, we consistently generated an average of 65 million weekly views on YouTube. This marked a significant step towards establishing a strong presence in the region.

▪	2016-2018: Building on our early successes, we expanded into additional markets, including Vietnam, the Philippines, and Indonesia. During this phase, we made significant strides in developing the Thoughtful MCN, uniting over 300 influencers across the Southeast Asian market. This expansion reinforced our position as a trusted partner for content creators and advertisers.

▪	2019-2021: Despite the challenges posed by the pandemic, Thoughtful Media not only weathered the storm but also experienced a remarkable 20% increase in revenues. This growth can be attributed to the surge in online content consumption during this period, highlighting the effectiveness of our tailored marketing solutions.

▪	2022: Society Pass recognized the immense potential of Thoughtful Media and, in July 2022, acquired 100% of the equity interests the Company, which as of such date owned 100% of AdActive Media, Inc., a California corporation, and 99.75% of Thoughtful (Thailand) Co. Ltd, a Thai corporation. This strategic acquisition unlocked new opportunities for collaboration between influencers and advertisers, facilitating cross-marketing synergies within the Society Pass ecosystem. We expanded into VietNam in fourth quarter of 2022.

▪	2023: The investment from Society Pass has empowered Thoughtful Media to expand our presence in each market we serve. We have successfully expanded into Indonesia by acquisition during the first quarter of 2023, providing access to a population of over 280 million individuals. This strategic move enables us to penetrate a new market and capitalize on the vast opportunities it presents. We further expanded into Philippines in the third quarter of 2023.

▪	2023: On January 2, 2023, we also completed our recapitalization with Society Pass, whereby Society Pass became the holder of 8,000,000 shares of Common Stock and its executive officers own 50,000 shares of Super Voting Preferred Stock.

▪	2023: In [*], 2023, we completed a private placement of $[*] aggregate amount of Convertible Notes.

As a current subsidiary of the Society Pass’ ecosystem, a dynamic fintech and e-commerce platform, we are presented with exciting possibilities to explore innovative advertising approaches. Drawing on the potential of digital media, we possess the means to efficiently reach and captivate diverse audiences, enabling us to offer comprehensive solutions that cater to our clients' unique marketing objectives. Through this synergy, we continue to pave the way for cutting-edge advertising strategies that drive exceptional results and maximize the impact of our clients' campaigns.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Consolidated Results of Operations

For the six months ended June 30, 2023, compared to the six months ended June 30, 2022

For the year ended December 31, 2022

The following table shows key components of our results of operations during the six months ended June 30, 2023 and 2022 and year ended December 31, 2022.

	June 30, 2023	June 30, 2022	December 31, 2022	Six months ended Variance(+/-)
	US$	US$	US$	US$	%
Revenue, net	2,794,734	3,046,824	6,159,033	(252,090)	-8.27
Cost of revenue	(2,270,845)	(2,576,225)	(4,813,707)	(305,380)	-11.85
Gross profit	523,889	470,599	1,345,326	53,290	11.32

Operating cost:
Sales and marketing expense	(21,177)	(164)	(367)	21,013	12,813
General and administrative expenses	(638,187)	(572,426)	(1,070,459)	65,761	11.49
Total operating cost	(659,364)	(572,590)	(1,070,826)	84,074	14.61

Income (loss) from operations	(135,475)	(101,991)	274,500	(33,484)	32.83

Other income (loss):
Interest income	123	23	60	100	434.78
Gain on early lease termination	1,064	-	-	1,064	100.00
Other income	65	446,289	482,034	(446,224)	-99.99
Interest expense	-	(2,789)	(7,437)	(2,789)	-100.00
Total other income (loss), net	1,252	443,523	474,657	(442,271)	-99.72

Income (loss) before income taxes	(134,223)	341,532	749,157	(475,755)	-139.30

Income tax expense	(403)	-	-	403	100.00

NET INCOME (LOSS)	(134,626)	341,532	749,157	(476,158)	-139.42

Revenue

For the six months ended June 30, 2023, our revenue decreased by approximately $252,090 or 8.27% to $2,794,734, as compared with $3,046,824 for the six months ended June 30, 2022.

Our revenues were mainly generated by the digital marketing services which can be broadly classified into two major services: (i) campaign-based marketing services and (ii) marketing services from social media platforms. The following table sets forth the breakdown of our revenue by service lines.

	June 30, 2023	% of total	June 30, 2022	% of total	December 31, 2022	% of total
	US$	revenue	US$	revenue	US$	revenue
Campaign-based marketing services revenue	767,663	27.47%	192,914	6.33%	497,386	8.08%
Platform revenue	2,027,071	72.53%	2,853,910	93.67%	5,661,647	91.92%
Total revenue	2,794,734	100.00%	3,046,824	100.00%	6,159,033	100.00%

Our revenues were mainly generated from the social media platforms for the six months ended June 30, 2023, as it contributed to 72.53% of our total revenue, as compared to 93.67% for the six months ended June 30, 2022. It also contributed to 91.92% of our total revenue for the year ended December 31, 2022. On the other hand, revenue generated from the campaign-based marketing services accounted for 27.47%, 6.33% and 8.08% of our total revenue for the six months ended June 30, 2023 and 2022 and year ended December 31, 2022, respectively.

Cost of Revenue

For the six months ended June 30, 2023, our cost of revenue decreased by $305,380 or 11.85% to $2,270,845, as compared with $2,576,225 for the six months ended June 30, 2022. We also incurred $4,813,707 cost of revenue for the year ended December 31, 2022. The decrease in cost was consistent with a decrease in revenue.

Gross Profit

For the six months ended June 30, 2023, our gross profit increased by $53,290 or 11.32% to $523,889, as compared with $470,599 for the six months ended June 30, 2022. Gross profit margin of 18.75% for the six months ended June 30, 2023 was increased by 3.3%, as compared to gross profit margin of 15.45% in June 30, 2022. The increase is mainly attributable to the decrease in cost of revenue for the six months ended June 30, 2023, due to better cost management. We also attribute gross profits margin of 21.84% for the year ended December 31, 2022.

Sales and Marketing Expenses (“S&M”)

For the six months ended June 30, 2023, our sales and marketing expenses increased by $21,013 or 12,813% to $21,177, as compared with $164 for the six months ended June 30, 2022. For the year ended December 31, 2022, we have incurred S&M expenses of $367. The increase in S&M is primarily attributable to the related promotion expenses needed for new merchants joining our e-commerce platform.

General and Administrative Expenses (“G&A”)

For the six months ended June 30, 2023 and 2022, our general and administrative expenses increased by $65,761 or 11.49%, as compared with $572,426 for the six months ended June 30, 2022. The increase was mainly due to the increase in staff cost which amounting to $431,524 and $237,742 for June 30, 2023 and 2022, respectively. For the year ended December 31, 2022, we have also incurred G&A expenses of $1,070,459.

Income (loss) from operations

For the six months ended June 30, 2023, our loss from operations increased by $33,484 or 32.83% to $135,475, as compared to $101,991 for the six months ended June 30, 2022. The reduction is mainly caused by an increase in general and administrative expenses as explained earlier. We also incurred $274,500 income from operations for the year ended December 31, 2022.

Other income (expenses)

For the six months ended June 30, 2023, our other income (expenses) decreased by $442,271 or 99.72% to $1,252, as compared to $443,523 for the six months ended June 30, 2022. The reduction is mainly due to we incurred waiver of debt from amount due to shareholder in June 2022, no such waiver in 2023.

Income (loss) before income taxes

For the six months ended June 30, 2023, our loss before income taxes decreased by $475,755 or 139.30% to $134,223, as compared with net income of $341,532 for the six months ended June 30, 2022. The decrease was mainly attributable to an increase in general and administrative expenses and a decrease in other income.

Income Tax Expense

We incurred income tax expenses of $403, $0 and $0 for the six months ended June 30, 2023 and 2022 and year ended December 31, 2022, respectively. The Company has provided for a full valuation allowance against the deferred tax assets on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Net income (loss)

For the six months ended June 30, 2023, our net loss increased by approximately $476,158 or 139.42% to $134,626, as compared with net income of $341,532 for the six months ended June 30, 2022. The net loss is primarily attributable to an increase in general and administrative expenses and a decrease in other income.

Liquidity and Capital Resources

As of June 30, 2023, we had cash and cash equivalents of $396,700 and working capital deficit of $681,256. For the six months ended June 30, 2023, the Company incurred net loss of $134,626 and net cash used in operating activities of $634,983.

While the Company believes that it will be able to continue to grow the Company’s revenue base and control expenditures, there is no assurance it will be able to do so. The Company continually monitors its cash, capital structure and operating plans and evaluates various potential funding alternatives that may be needed in order to finance the Company’s business development activities, general and administrative expenses and growth strategy. We expect to continue to rely on cash generated through financing from public offerings or private offerings of our or one or more of our subsidiaries’ securities, to finance our operations and future acquisitions. The Company believes that it has sufficient liquidity to continue its current business plans and operations for more than one year.

Cash Flows

The following table sets forth a summary of our cash flows for the six months ended June 30, 2023 and 2022 and year ended December 31, 2022:

	Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2022

Net cash (used in) provided by operating activities	$(634,983)	$29,690	$280,002
Net cash used in investing activities	(116,945)	-	(23,866)
Net cash provided by financing activities	507,445	528	397,729
Effect on exchange rate change	(29,220)	(19,501)	(6,853)
Net change in cash, cash equivalent	(273,703)	10,717	647,012
Cash and cash equivalent at beginning of period/year	670,403	23,391	23,391
Cash and cash equivalent at end of period/year	396,700	34,108	670,403

Net Cash (Used in) Provided by Operating Activities.

For the six months ended June 30, 2023, net cash used in operating activities was $634,983, which consisted primarily of a net loss of $134,626, gain from early lease termination of $1,064, accounts receivable of $236,081, deposit, prepayments and other receivable of $32,415, contract assets of $282,691, contract liabilities of $124,838, lease liabilities of $41,082 and accrued liabilities and other payable of $233,519, partially offset by a depreciation of $6,270, accounts payable of $422,801 and right of use assets of $22,262.

For the six months ended June 30, 2022, net cash provided by operating activities was $29,690, which consisted primarily of a net income of $341,532, depreciation of $1,125, accounts receivable of $331,268, deposit, prepayments and other receivable of $1,353, lease liabilities of $30,725 and accrued liabilities and other payable of $138,512, partially offset by accounts payable of $480,974, and contract liabilities of $333,851.

For the year ended December 31, 2022, net cash provided by operating activities was $280,002, which consisted primarily of a net income of $749,157, depreciation of $2,373, accounts receivable of $182,438, right of use assets of $17,389, lease liabilities of $15,651 and accrued liabilities and other payable of $456,809, partially offset by a deposit, prepayments and other receivable of $23,199, accounts payable of $901,405, contract assets of $20,310 and contract liabilities of $198,901.

Until we generate cash flows from operations, we expect to continue to rely on cash generated through financing from public offerings or private offerings by the Company or one or more of our subsidiaries’ securities, however, to finance our operations and future acquisitions.

Net Cash Used In Investing Activities.

For the six months ended June 30, 2023 and 2022 and year ended December 31, 2022, there was a net cash outflow of $116,945, $0 and $23,866 primarily as a result of the purchase of plant and equipment.

Net Cash Provided by Financing Activities.

For the six months ended June 30, 2023 and 2022, net cash provided by financing activities was $507,445 and $528 primarily from advances from related parties, respectively.

For the year ended December 31, 2022, net cash provided by financing activities was $397,729 primarily from advances from related parties of $555,881 offset by repayment of government loan of $158,152.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to banking facilities and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are obligated to settle the purchase invoices and repay the contractual bank loans in a punctual manner, which further constrains our cash liquidity.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Off-balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of June 30, 2023 and December 31, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Concentration risk in major customers

For the six months ended June 30, 2023, the Company had a single customer that constituted 72.5% of its revenue, with accounts receivable of $352,072 at the period-end.

For the six months ended June 30, 2022, the Company had a single customer that constituted 86.2% of its revenues, with accounts receivable of $357,968 at the period-end.

For the year ended December 31, 2022, the Company had a single customer that constituted 37.5% of its revenues, with accounts receivable of $385,183 at the year-end.

Concentration risk in major vendors

For the six months ended June 30, 2023 and 2022 and year ended December 31, 2022, the following vendors who accounted for 10% or more of the Company’s cost of revenue and its outstanding payable balances at year-end dates, are presented as follows:

	Six months ended June 30, 2023		June 30, 2023
Vendor	Cost of revenue	Percentage of cost of revenue	Accounts payable
Vendor A	$483,015	21.3%	$-
Vendor B	$-	-%	$-
Vendor C	$249,002	11.0%	$-

	Six months ended June 30, 2022		June 30, 2022
Vendor	Cost of revenue	Percentage of cost of revenue	Accounts payable
Vendor A	$615,657	23.9%	$-
Vendor B	$431,486	16.8%	$-

	Year ended December 31, 2022		As of December 31, 2022
Vendor	Cost of revenue	Percentage of Cost of revenue	Accounts payable

Vendor A	$1,053,383	21.9%	$-
Vendor B	$808,085	16.8%	$-

Exchange rate risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the Vietnam Dong, Thailand Baht, Indonesian Rupiah and the United States dollar. As of June 30, 2023 and December 31, 2022, we did not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigated this risk by conducting sales and purchases transactions in the same currency. Doing so helped to reduce, but has not eliminated, the impact of foreign currency exchange rate movements. As of June 30, 2023 and December 31, 2022, we had no outstanding forward exchange or foreign currency option contracts.

We currently do not have a foreign currency hedging policy. However, our management monitor foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Economic and political risk

Our major operations are conducted in Republic of Vietnam, Thailand, Indonesia and United States. Accordingly, the political, economic, and legal environments in Republic of Vietnam, Thailand, Indonesia and United States, as well as these countries’ economy may influence our business, financial condition, and results of operations.

Critical Accounting Policies and Estimate

We prepare our carve-out combined consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amounts of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our carve-out combined and consolidated financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of carve-out combined and consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates reflected in the Company’s carve-out combined and consolidated financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for doubtful accounts, allowance for obsolete inventories, provision for long service payments, revenue recognition, income tax provision, deferred taxes and uncertain tax position.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

●	Accounts Receivable

Accounts receivables are recorded at the amounts that are invoiced to customers, do not bear interest, and are due within contractual payment terms, generally 30 to 90-days from completion of service or the delivery of a product. Credit is extended based on an evaluation of a customer’s financial condition, the customer’s creditworthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Quarterly, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company records bad debt expense and records an allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For receivables that are past due or not being paid according to payment terms, appropriate actions are taken to pursue all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. Currently, the Company performs ongoing credit evaluation of its customers and generally does not require collateral. The Company makes estimates of expected credit losses for the allowance for doubtful accounts and allowance for unbilled receivables based upon its assessment of various factors, including (i)historical experience, (ii) the age of the accounts receivable balances, (iii) credit quality of its customers, (iv) current economic conditions, (v) reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Expected credit losses are estimated on a pool basis when similar risk characteristics exist using an age-based reserve model. Receivables that do not share risk characteristics are evaluated on an individual basis. Estimates of expected credit losses on trade receivables are recorded at inception and adjusted over the contractual life.

The Company did not recognize any allowance for doubtful accounts and credit losses at June 30, 2023 and December 31, 2022.

●	Revenue Recognition

The Company recognizes revenue from its contracts with customers in accordance with ASC Topic 606 — Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenues when satisfying the performance obligation of the associated contract that reflects the consideration expected to be received based on the terms of the contract.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

A summary of each of the Company’s revenue streams under ASC 606 is as follows:

Marketing services from customers

Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised service to a customer.

The Company derives its revenue from the provision of digital marketing services to customers. The Company offers customers with a comprehensive suite of digital marketing services to enhance their social media presence and reach their target audiences, particularly Gen Z and Millennials, to achieve marketing goals. The customers can leverage the Company’s experience in building content and fanbases with creators, their creators’ creativity, engagement, and trust among creators’ loyal fanbases to increase their brand awareness and sell products. The Company offers customized digital marketing solution, including (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for customers; (iv) uploading branded content on creators’ social media channels; (v) amplifying the reach of creators’ and customers’ content through precise media planning and buying via boosting marketing services on social media platforms, such as Google; and (vi) providing optimization services through data analysis and reporting. The Company’s customers’ payment terms generally range from 30-60 days of fulfilling its performance obligations and recognizing revenue.

Campaign-based marketing services revenue is recognized as a distinct single performance obligation when the Company transferred services to customers, which occurs at a point in time. The performance obligation is a promise to place a branded content on certain social media platforms and is satisfied upon delivery of related services to customers. The duration of the service period is short, usually one to two days. Such revenue is recognized at a point in time, for the amount the Company is entitled to receive, when the marketing services are provided and completed.

Marketing services from social media platforms (“platform revenue”)

The Company also derives its advertising revenue generated from its channel pages and posts on social media platforms, such as YouTube by monetizing its contents. The payments are usually received within 30 days upon completion of performance obligation for platform revenue services.

The Company recognizes revenue as performance obligations are satisfied as the creation of contents are published on the social media platforms, which occurs at a point in time. The advertisements are delivered primarily based on impressions of contents on social media platforms, hence the Company provided the advertising services by an on-going basis during the publication period and the outcome of the services can be received and consumed by the social media platform simultaneously.

The Company records its revenues, net of value added taxes (“VAT”), which is levied at the rate of 10% on the invoiced value of sales.

●	Leases

The Company adopted ASC Topic 842, “Leases” (“ASC 842”) to determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Subsequently, the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

When a lease is terminated before the expiration of the lease term, irrespective of whether the lease is classified as a finance lease or an operating lease, the lessee would derecognize the ROU asset and corresponding lease liability. Any difference would be recognized as a gain or loss related to the termination of the lease. Similarly, if a lessee is required to make any payments or receives any consideration when terminating the lease, it would include such amounts in the determination of the gain or loss upon termination.

As of June 30, 2023 and December 31, 2022, the Company recognized the right of use assets of $143,530 and $108,954, respectively.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC Topic 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC Topic 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, contact assets, deposits, prepayments and other receivables, accounts payable, accrued liabilities and other payables, contract liabilities, amounts due to related parties and lease liabilities, approximate their fair values because of the short maturity of these instruments.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date.

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, Financial Instruments — Credit Losses (Topic 326). The new standard amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. In February 2020, the FASB issued ASU 2020-02, Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) — Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company believes the adoption will modify the way the Company analyzes financial instruments, but it does not anticipate a material impact on the results of operations. The Company is in the process of determining the effects the adoption will have on its consolidated financial statements and not expected to have a material impact on the Company’s financial position, results of operations, and cash flows.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables — Nonrefundable Fees and Other Costs, which clarifies that, for each reporting period, an entity should re-evaluate whether a callable debt security is within the scope of ASC 310-20-35-33. For public business entities, ASU 2020-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is not permitted. For all other entities, ASU 2020-08 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. This Update is not expected to have a significant impact on the Company’s unaudited condensed consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements, which makes minor technical corrections and clarifications to the ASC. The amendments in Sections B and C of the ASU are effective for annual periods beginning after December 15, 2020, for public business entities. For all other entities, the amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. This Update is not expected to have a significant impact on the Company’s unaudited condensed consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s carve-out combined and consolidated financial statements.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages, and positions of our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Kriangkrai Chaimongkol	42	Chief Executive Officer
Quynh Vo	32	Chief Marketing Officer and MCN Head
Heng Xue Li	33	Chief Financial Officer
Sumit Agrawal	41	Chief Technology Officer
Heather Maynard	37	Executive Chairwoman
Linda Cutler	75	Director
John MacKay	67	Director
Ying (Carrie) Song	44	Director

The following is a brief biography of each of our executive officers and directors:

Executive Officers

Kriangkrai Chaimongkol, our Chief Executive Officer, reports to the Executive Chairwoman and is based in Thailand, since joining our Company in April 2023, Mr. Chaimongkol is the CEO of Thoughtful Media Group. He is responsible for leading business operations of the company including business strategy, marketing and sales, digital planning function for the company with the main in charge of brand awareness, reputation and raising top-line growth of TMG Group in the market. Mr. Chaimongkol previously worked as Executive Director of ADK Connect (Thailand) Co., Ltd., a digital marketing agency based in Thailand, from January 2017 to March 2023. Prior to that, he was the Group Account Director of J. Walter Thompson based in Thailand, World top international marketing agency, from April 2016 to Dec 2016. Prior to J. Walter Thompson, Mr. Chaimongkol was the Group Account Director of MSTF based in Myanmar from April 2015 to March 2016. Prior to MSTF, Mr. Chaimongkol was the Account Director of Delphys Hakuhodo based in Thailand from January 2012 to March 2015. A native of Thailand, Mr. Chaimongkol speaks both Thai and English. He earned a MA International Business from Leeds Beckett University, the UK, and BA in Communication Art, from The University of the Thai Chamber of Commerce, Thailand.

Quynh Vo, our Chief Marketing Officer and MCN head, reports to the CEO and is based in the United States and Vietnam, Ms. Vo joined Thoughtful Media Group in 2014 and has an impressive 10-year career in Digital Media and Influencers industry. As CMO, she is responsible for developing strategies in alignment with its vision and goals, identifying new business opportunities, and exploring potential markets to expand the company’s presence and drive revenue growth. She has expertly managed YouTube’s MCN operations across Southeast Asia, achieving an impressive 81 billion lifetime views and driving consistent growth in YouTube advertising revenues. She possesses a deep understanding of content strategies, data analytics, influencer management, business development, and international go-to-market strategies. A native of Vietnam, Ms. Vo speaks both Vietnamese and English. She holds a BS in Marketing from California State University Northridge.

Heng Xue Li, our Chief Financial Officer, reports to the CEO and Group CFO. Ms. Heng joined SOPA Technology Pte Ltd, as Finance Manager in May 2022. Ms. Heng was promoted to Thailand Country General Manager in April 2023 and assumed the role of CFO of Thoughtful Media Group in June 2023. Ms. Heng is responsible for all aspects of Thoughtful Media’s financial governance. These responsibilities include but are not limited to corporate finance, financial reporting, management reporting & analysis, group consolidation and financial forecasting. Ms. Heng began her career as an Audit Associate at Cornerstone Alliance Limited Liability Partnership in Singapore from 2014 to 2017. After which, she worked at Kreston David Yeung Public Accounting Corporation as a Senior Auditor from 2017 to 2019. She later joined Kinder World International Group Limited as a Group Accountant from 2019 - 2022. A native of Malaysia, Ms. Heng speaks Chinese, Bahasa Malaysia and English. She graduated with an association of chartered certified accountant (ACCA, UK) from July 2010 to June 2013 and currently is a Chartered Accountant under Institute of Singapore Chartered Accountants (ISCA).

Sumit Agrawal, our Chief Technology Officer, reports to the CEO and is based in the Philippines. Mr. Agrawal joined Society Pass Group in February 2019 and has 13 Years of experience in software development. As a CTO, he is responsible for software and website development at Thoughtful Media group, with particular focus on application programming. Mr. Agrawal possesses in-depth knowledge and vast experience in Mobile UI design principles, patterns, best practices in Design, Development, different versions of Mobile. Mr. Agrawal worked as IT Manager for Kent RO Water Purifier Company in 2018, where he defined the application architect, strategy and solution. He joined Neotech systems in 2016 as a Technical Lead, where he managed the Mobile application software environments, built a team of Mobile developers in Native and Hybrid technology for IOT Platform. In 2015 he joined Woo Dating Team as a Software Engineer where he developed the Mobile Application for Dating. In 2013, he joined the MCarbon based in India where he worked for different Network Providers including Airtel, Vodafone as a R&D Engineer. In 2012 he worked for Nordian Flight safety education system and designed the fully offline system available primarily to ATOs. A native of India, Mr. Agrawal speaks both Hindi and English. He earned an MCA Degree from The University of Uttar Pradesh Technical University, India and Bachelor of Science in Physics and Mathematics from The University of Garhwal, India.

Heather Maynard was appointed as our Executive Chairwoman in October 2023. Ms. Maynard chairs the Executive Committee. Ms. Maynard joined the Board of Directors of NusaTrip Incorporated in August 2023. A social media influencer and collaborating with a number of travel brands since 2015, Ms. Maynard is focuses on discovering unique travel destinations throughout the world. Since September 2022, she served as the CEO of a real estate investment company in France. She previously served on the University of California, Irvine (UCI) Alumni Association Board of Directors from 2017 to 2021. Ms. Maynard is passionate about and volunteers her time with endeavors related to education, art and sustainability. She advocated for the UCI Institute and Museum of California Art. Prior to that, Ms. Maynard conducted epidemiological research studies for the Los Angeles County Department of Public Health as well as UCLA Center for World Health. She holds a Master of Public Health from Claremont Graduate University’s School of Community and Global Health and earned a Bachelor of Science in Public Health from UCI. We believe Ms. Maynard is qualified to serve as a member of our Board because of her extensive social media advertising and international investment experience.

Linda Cutler is a Director of the Board of Directors of the Company and chairs the Nominating and Governance Committee since August 2023. Ms. Cutler currently serves as a Director on the Board of Directors of SopaSoP, where she chairs the Remuneration Committee. Ms. Cutler served on the board of directors, including the executive committee and the investment committee of Mental Health of Minnesota, a non-profit based in St. Paul, Minnesota through the end of 2019. Ms. Cutler served as Vice President, Deputy General Counsel and Assistant Secretary for Cargill, Inc. (one of the largest privately owned companies in the world) until she retired in 2013 after 39 years of service. At Cargill, Ms. Cutler supervised the European Regional General Counsel and also supervised the Asian Regional General Counsel at the time of her retirement. She previously had supervised the Latin American General Counsel and the Canadian legal team. Ms. Cutler was responsible for legal services to Cargill’s financial businesses for 25 years. She handled numerous domestic and international acquisitions and dispositions. She also was responsible for all aspects of Cargill’s 2011 tax free spin-off of its majority interest in The Mosaic Company (a publicly traded company) valued at over $24 billion. Mrs. Cutler served on the boards and Audit and Compliance committees of Black River Asset Management, LLC and CarVal Investors, LLC, both registered with the SEC as investment advisers, from their inception in 2004 and 2006 respectively, until her retirement from Cargill. Mrs. Cutler was a Committee Chair of the American Bar Association Business Law Section Derivatives and Futures Committee and was a Member of the Executive Committee of the Futures Industry Association Law and Compliance Division. Mrs. Cutler was a member of the Board of Trustees of the University of Minnesota Landscape Arboretum Foundation, serving the maximum of nine years, and Treasurer and chair of the Audit and Finance Committee and chair of the Nominating and Governance Committee.  In June 2023 she was elected Trustee Emeritus and continues to serve on both committees. Ms. Cutler holds a BA from Augustana College, an MA in European History from the University of Chicago and a JD from the University of Texas School of Law where she was a member of the Law Review. We believe Ms. Cutler is qualified to serve as a member of our Board because of her extensive international legal and business experience.

John MacKay is a Director of the Board of Directors of the Company and chairs the Audit Committee since August 2023. Mr. Mackay is also Founding Partner and Co-Chairman of the Board of SP Angel Corporate Finance LLP (2006-present). Mr. MacKay currently serves as a Director on the Board of Directors of SOPA, where she chairs the Nominating and Governance Committee. In 2006, Mr. Mackay gathered his core team from HSBC, and together they founded SP Angel. He has overseen the creation of a thriving, new, top 6 Midcap investment bank in the UK through strategic acquisition and organic growth, over a period which began with the global financial crisis in 2008 and continues to today.  Mr. Mackay continues to maintain relationships with longstanding clients, develop new clients for, and support the strategic growth of the firm. Previously, in 1986 Mr. Mackay joined Merrill Lynch in NYC, moving to London to establish an equity-linked desk covering UK, Europe and Asia, leading the Int’l league tables for new issues.  In 1995 he was recruited by HSBC to head up global ECM as Deputy CEO Investment Banking. In 2000 he was appointed CEO of Seymour Pierce, which he transformed into the most prolific London-based advisor to tech start-ups in the dot-com era. In 2003 he acquired the Asset management business of Seymour Pierce which he ran until 2006. Separately, Mr. Mackay was the founder in 2003 and chairman of Notting Hill Prep School until its sale to a major global schools group in 2023. We believe Mr. MacKay is qualified to serve as a member of our Board because of his extensive international financial, banking, investment and business experience.

Ying (Carrie) Song is a Director of the Board of Directors of the Company and chairs the Remuneration Committee since August 2023. Ms. Song is Vice President of Renewable Road Transportation at Neste. Since 2020, she has been spearheading one of the regional largest renewable diesel businesses across the Americas and responsible for the company’s increasing development and expansion efforts. Prior to her current role at Neste, She worked for BP from 2012 to 2020. She served as Sales Director – Americas for BP from 2015 to 2019, where she oversaw business development performance, expanded business footprints, and developed high-performing teams across North, Central, and Latin America regions. From 2012 to 2015, she served as Sales Director- North Asia, Asia Pacific and Middle East regions for BP and led the business into record expansion over competition. Prior to that, from 2006 to 2012, Ms. Song worked in multiple global leadership roles with Cummins based in various parts of the world in the areas of marketing, sales, key account management, strategy and energy transition. In her early professional life, Ms. Song worked for CITIC in international trading based in Beijing. A native of China, Ms. Song speaks both Chinese and English. She holds a BA in Economics and Public Administration from the University of International Business and Economics in China, a Master in Management from London School of Economics in the UK, and a Master of Science in Marketing Research from Texas A&M University in the US. She is a certified Six Sigma Green Belt sponsor. Since Ms. Song has a track record of success in driving business growth for both Fortune 500 companies and small to midsize firms in a variety of industries, we believe she is well qualified to serve on our Board. We believe Ms. Song is qualified to serve as a member of our Board because of her extensive marketing and international business experience.

Family Relationships

There are no family relationships among our directors or executive officers.

Director Independence

We intend to list our common stock on the Nasdaq in connection with this offering. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 of the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board of Directors, or any other Board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Our Board of Directors has determined that John MacKay, Linda Cutler and Ying (Carrie) Song are “independent directors” as such term is defined under the applicable rules of Nasdaq.

We have established an Executive Committee, Audit Committee, a Remuneration Committee and a Nominating and Corporate Governance Committee. Our Board of Directors has determined that John MacKay is an “audit committee financial expert,” as defined under the applicable rules of the SEC, and that all members of the Audit Committee are “independent” within the meaning of the applicable Nasdaq rule and the independence standards of Rule 10A-3 of the Exchange Act. Each of the members of the Audit Committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq.

Board Leadership Structure and Role in Risk Oversight

The Chairwoman of the Board position is held by Ms. Maynard. Periodically, our Board of Directors assesses these roles and the Board of Directors leadership structure to ensure the interests of our Company and our stockholders are best served. Our Board of Directors has determined that its current leadership structure is appropriate. Ms. Maynard, as Chairwoman, has extensive knowledge of all aspects of TMG, our business and risks.

While management is responsible for assessing and managing risks to TMG, our Board of Directors is responsible for overseeing management’s efforts to assess and manage risk. This oversight is conducted primarily by our full Board of Directors, which has responsibility for general oversight of risks, and standing committees of our Board of Directors. Our Board of Directors satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our Company. Our Board of Directors believes that full and open communication between management and the Board of Directors is essential for effective risk management and oversight.

Committees of the Board of Directors

Our Board of Directors has established an Executive Committee, an Audit Committee, a Remuneration Committee, and a Nominating and Corporate Governance Committee. Our Board of Directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board of Directors. Each of these committees operates under a charter that has been approved by our Board of Directors, which is available on our website.

Executive Committee.  Our Executive Committee consists of Ms. Maynard, Ying (Carrie) Song and [*], with Ms. Maynard serving as the Chair of the Executive Committee.

Audit Committee.  Our Audit Committee consists of John MacKay, Linda Cutler and Ying (Carrie) Song, with Mr. MacKay serving as the Chair of the Audit Committee. Our Board of Directors has determined that the directors that serve on our Audit Committee are independent within the meaning of the Nasdaq listing rules and Rule 10A-3 under the Exchange Act. In addition, our Board of Directors has determined that Mr. MacKay qualifies as an “audit committee financial expert” within the meaning of SEC regulations and the NYSE American rules.

The Audit Committee oversees and monitors our financial reporting process and internal control system, reviews and evaluates the audit performed by our registered independent public accountants and reports to the Board of Directors any substantive issues found during the audit. The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of our registered independent public accountants. The Audit Committee reviews and approves all transactions with affiliated parties.

Remuneration Committee.  Our Compensation Committee consists of Ying (Carrie) Song, Linda Cutler, and John MacKay and , with Ms. Song serving as the Chairwoman of the Remuneration Committee. Our Board of Directors has determined that the directors that serve on our Remuneration Committee are independent under the listing standards, are “non-employee directors” as defined in rule 16b-3 promulgated under the Exchange Act and are “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended.

The Remuneration Committee provides advice and makes recommendations to the Board of Directors in the areas of employee salaries, benefit programs and director compensation. The Remuneration Committee also reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other officers and makes recommendations in that regard to the Board of Directors as a whole.

Nominating and Corporate Governance Committee.  Our Nominating and Corporate Governance Committee consists of Linda Cutler, Ying (Carrie) Song, and John MacKay, with Ms. Cutler serving as the Chairwoman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee nominates individuals to be elected to the Board of Directors by our stockholders. The Nominating and Corporate Governance Committee considers recommendations from stockholders if submitted in a timely manner in accordance with the procedures set forth in our bylaws (the “Bylaws”) and will apply the same criteria to all persons being considered. All members of the Nominating and Corporate Governance Committee are independent directors as defined under the Nasdaq rules.

Board Composition

Our Board currently consists of [four] members. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

We have no formal policy regarding Board diversity. Our priority in selection of Board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among Board members, knowledge of our business and understanding of the competitive landscape.

EXECUTIVE COMPENSATION

Executive and Director Compensation

All decisions regarding compensation for our executive officers and executive compensation programs are reviewed, discussed and approved by the Compensation Committee. Prior to the establishment of the Compensation Committee in December 2021, decisions regarding executive compensation were made by the full Board.  All compensation decisions are determined following a detailed review and assessment of the executive’s leadership and operational performance and contributions to our success; any significant changes in role or responsibility; our financial resources, results of operations and financial projections; the nature, scope and level of the executive’s responsibilities; and internal equity of pay relationships.

The Remuneration Committee will determine each element of compensation for our CEO. When making determinations about each element of compensation for our other executive officers, the Remuneration Committee also considers recommendations from our CEO. Additionally, at the Remuneration Committee’s request, our executive officers may assess the design of, and make recommendations related to, our compensation and benefit programs, including recommendations related to the performance measures used in our incentive programs. The Remuneration Committee is under no obligation to implement these recommendations.

The following table summarizes information concerning the compensation awarded to, earned by and paid to the named executive officers and directors for services rendered to us for the year ended December 31, 2022:

Name	Salary	Bonus	Equity Awards	All other compensation	Total
Kriangkrai Chaimongkol, Chief Executive Officer

Heng Xue Li, Chief Financial Officer

As of the fiscal year ended December 31, 2022, we had no plans in place and had never maintained any plans that provided for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans.

We recently engaged an outside compensation consultant to provide advice on compensation matters.

Outstanding Equity Awards at Fiscal Year-End

As at December 31, 2022, there were no outstanding equity awards.

Securities Authorized for Issuance Under Equity Compensation Plans

Up to 1,200,000 shares of common stock to Company employees, officers, directors, consultants, and advisors are available under the Society Pass Incorporated 2023 Equity Incentive Plan.

Key Employees

Name	Age	Position
Issaree Pimpkhan	51	Thailand Country Manager
Ngo Thao	29	Vietnam Country Manager
Ilhamka Nizam	42	Indonesia Country Manager
Billy Soo	29	Philippines Country Manager

Issaree Pimpkhan reports to the CEO and is based in Thailand. Since joining our Company in March 2021, Ms. Pimpkhan is Thailand Country Head of Thoughtful Media Group and is responsible for leading business operation of Thailand market including business strategy, marketing and sales, digital planning function. She is primarily responsible for brand awareness, reputation and raising top-line growth of Thailand in the market. Ms. Pimpkhan previously worked as Sales Director for Web TVAsia Thailand, one of YouTube’s largest partners in Asia with a Multi-Channel Network (MCN). Miss Issaree Pimpkhan obtained a BA in Faculty of Law from Thammasat University, Thailand.

Ngo Thao reports to the CEO and is based in Vietnam. Ms. Thao joined Thoughtful Media Group in 2022 and has a 9-year career in Integrated Marketing & Communication. As a Country Manager of Vietnam Market, she is responsible for business development. Ms. Thao oversees the operations and ensures maximum profitability and further expansion. Her activities typically include drawing up budgets, creating financial projection plans, and monitoring with the functional team to develop strategic plans for revenue growth and an increase in brand satisfaction. Ms. Ngo previously worked as Associate Account Director of POPS Worldwide (Vietnam) Co., Ltd., a SAE leading digital entertainment corp. from March 2019 to October 2022. During these three years, she was promoted from Senior Account Executive. Prior to that, she was the Key Account of T&A Ogilvy, a New York City-based advertising, marketing, and public relations agency for 2 years, from 2020 to 2022. Before T&A Ogilvy, she was a member of account department in Yeah1 Corp., one of the South East Asia’s fastest-growing Multi-channel media conglomerates operating in traditional, digital media and other businesses from 2018 to 2020 & in Masso Group, a global organization in strategic branding and communications from 2016 to 2018.

Ilhamka Nizam reports to the CEO and is based in Indonesia. Mr. Nizam joined Thoughtful Media Group in June 2023, as part of the Newave acquisition, and assumed the role of Country Manager. His main responsibility is to oversee all and explore new business opportunities that align with our core business. Before joining TMG, he had a successful career at STROWORLD CORP, a prominent entertainment group company in Indonesia. During his time there, he held the position of COO for the holding company and Vice President for the STRO division from 2008 to 2023. In 2016-2017, he took the initiative and founded an agency specialized in Key Opinion Leader (KOL) marketing, named NEWAVE STRATEGIC. At that time, the concept of KOL marketing was relatively new in Indonesia, but due to increasing client demands, our services expanded, becoming more comprehensive. During his time as the owner and head of strategic planner at NEWAVE STRATEGIC, he made significant strides in the industry. Eventually, in 2023, his agency was acquired by Thoughtful Media Group, marking a new chapter in our journey. Mr. Nizam earned a Bachelor’s Degree Communication from Prof. Dr Moestopo University, Indonesia.

Billy Soo reports to the CEO and is based in the Philippines. Mr. Soo joined Thoughtful Media Group in July 2023 and is the Country Head of TMG Philippines. He is tasked to lead business growth as a country office, focusing on building business revenue and development across all units within TMG Philippines, not limited to business strategy, marketing and sales, and business operations. Mr. Soo previously worked as Head of Gaming at Gushcloud International, a global influencer, entertainment and talent acquisition company headquartered in Singapore from 2021 to 2023. Prior to that, he was Co-founder & CEO of Nixgen Entertainment Pte. Ltd., a company led by Mr. Soo from 2019 until its eventual acquisition by Gushcloud International in 2021. He previously was the Head of Business Development at Speech Academy Asia Pte. Ltd. (2016-2017), and Financial Advisor at AXA (2018-2019). Mr. Soo also serves as Executive Board Member of the Singapore Esports Association (SGEA) based in Singapore, since July 2021. He holds a BS in Marketing from the University College Dublin (2016-2018).

PRINCIPAL STOCKHOLDERS

As of August 31, 2023, there were 8,000,000 shares of Common Stock outstanding.

The following table sets forth, as of the date of this prospectus, ownership of our voting securities that are beneficially owned by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of any class of our voting securities;

●	each of our Named Executive Officers;

●	each of our directors; and

●	all of our executive officers and directors as a group.

Information relating to beneficial ownership of the voting securities by our principal stockholders and management is based upon each person’s information using “beneficial ownership” concepts under the SEC rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. For purposes of computing the number and percentage of shares beneficially owned by a security holder, any shares which such person has the right to acquire within 60 days of [*], are deemed to be outstanding, but those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other security holder.

Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, ownership consists of sole ownership, voting and investment rights, and the address for each stockholder listed is 7 Sumerpoint Building, 3rd Floor, Room No. 301-302, Soi Sukhumvit 69 (Saleenimit), Prakanong Nua Sub-district, Wattana District, Bangkok City, Thailand.

	Common Stock Beneficially Owned Prior to IPO			Common Stock Beneficially Owned After IPO n
Name and Address of Beneficial Holder	Number of Shares Owned		Percent of Class	Number of Shares Owned	Percent of Class
5% Stockholders
Society Pass Incorporated						%
%
Named Executive Officers and Directors
Heather Maynard						%
Kriangkrai Chaimongkol						%
Heng Xue Li
Quynh Vo
Sumit Agrawal
Linda Cutler
John MacKay	—		*	—	*
Executive Officers and Directors as a Group		%

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Related Party Transactions

SEC rules require us to disclose any transaction since the beginning of our last fiscal year and for the two fiscal years preceding our last fiscal year, or any currently proposed transaction, in which we are a participant and in which any related person has or will have a direct or indirect material interest involving the lesser of $120,000 or one percent (1%) of the average of our total assets as of the end of last two completed fiscal years. A related person is any executive officer, director, nominee for director or holder of 5% or more of our Common Stock, or an immediate family member of any of those persons.

DESCRIPTION OF CAPITAL STOCK

The following description of our securities is only a summary and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our certificate of incorporation and our bylaws.

General

The Company is authorized to issue two classes of stock. The total number of shares of stock which the Company is authorized to issue is 110,000,000 shares of capital stock, consisting of 100,000,000 shares of Common Stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share, of which 100,000 shares are designated

Common Stock

The holders of our Common Stock are entitled to the following rights:

Voting Rights. Each share of our Common Stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of our Common Stock are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Rights. Subject to limitations under Nevada law and preferences that may apply to any shares of preferred stock that we may decide to issue in the future, holders of our Common Stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our Board out of funds legally available therefor.

Liquidation Rights. In the event of the liquidation, dissolution or winding up of our business, the holders of our Common Stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters. The holders of our Common Stock have no subscription, redemption or conversion privileges. Our Common Stock does not entitle its holders to preemptive rights. All of the outstanding shares of our Common Stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our Common Stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

On January 2, 2023, we designated 50,000 shares of our preferred stock as Series X Super Voting Preferred Stock, all of which are outstanding.

We have issued each to of Raynauld Liang, Society Pass’s Chief Executive Officer, and Maroon Capital Limited, a company controlled by one of the former officers of Society Pass Incorporated, 25,000 Shares of the Company’s Super Voting Preferred Stock, giving them a majority of the aggregate voting power of the Company’s voting securities. The following is a summary of the material terms of our Super Voting Preferred Stock.

Voting Rights. Each share of our Super Voting Preferred Stock entitles its holder to 1,000 votes per share and votes with our Common Stock as a single class on all matters to be voted or consented upon by the stockholders.

No Dividend Rights. The holders of our Super Voting Preferred Stock are not entitled to any dividend rights.

No Liquidation Rights. The holders of the Super Voting Preferred Stock are not entitled to any liquidation preference.

No Conversion Rights. The shares of our Super Voting Preferred Stock are not convertible into shares of our Common Stock.

No Redemption Rights. The Super Voting Preferred Stock is not subject to any redemption rights.

Additional Preferred Stock

Our Board has the authority to issue additional preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

While we do not currently have any plans for the issuance of any additional preferred stock, the issuance of additional preferred stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of the preferred stock; however, these effects may include:

●	Restricting dividends on the Common Stock;

●	Diluting the voting power of the Common Stock;

●	Impairing the liquidation rights of the Common Stock; or

●	Delaying or preventing a change in control of the Company without further action by the stockholders.

Convertible Notes

On [*], the Company completed a private placement of $[*] principal amount of Convertible Notes. The Convertible Notes mature on [*], on which date the full principal amount and interest thereon will be due and payable in full. The Convertible Notes automatically convert into an aggregate of [*] shares of Common Stock upon the consummation of the IPO.

Warrants

On January 2, 2023, we have issued a warrant to purchase 1,600,000 shares of our Common Stock to Sopa Capital Limited, an entity that is controlled by officers and former officers of SOPA, for services to be provided by Sopa Capital Limited for identifying sources of investment capital for the Company and identifying merger candidates among other services. The warrant gives such entity the right to purchase the 1,600,000 shares of our Common Stock at a purchase price of $1.50 and shall expire on January 2, 2025.

Equity Incentive Plan.

On January 2, 2023, we adopted the Society Pass Incorporated 2023 Equity Incentive Plan (the “Plan”), which was approved by both our Board of Directors (the “Board”) and our stockholder. Under the Plan, the Company may grant incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards. Awards of up to 1,200,000 shares of common stock to Company employees, officers, directors, consultants, and advisors are available under the Plan. The type of grant, vesting provisions, exercise price, and expiration dates are to be established by the Board at the date of grant. No grants have been made under the Plan.

On January 2, 2023, the Company awarded two-year options to purchase 480,000 shares of our common stock at an exercise price of $1.50 per share.

Anti-Takeover Provisions

Acquisitions of Controlling Interest. Nevada Revised Statutes sections 78.378 to 78.3793 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our Articles of Incorporation and Bylaws state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders of record, at least 100 of whom have addresses in the State of Nevada appearing on the stock ledger of the corporation, and does business in the State of Nevada directly or through an affiliated corporation.

Interested Stockholder Transactions. Nevada Revised Statutes sections 78.411 through 78.444 provide that a Nevada corporation with 200 or more stockholders of record generally may not engage in certain business combinations and transactions with an “interested stockholder” (in general, the beneficial owner of 10% or more of the corporation’s voting power) or the interested stockholder’s affiliates or associates during the two-year period after the stockholder first became an interested stockholder unless the combination meets all of the requirements of the corporation’s articles of incorporation and either:

●	The business combination or transaction by which the person first became an interested stockholder is approved by the board of directors before the stockholder first became an interested stockholder; or

●	During the two-year period, the transaction is approved by the board of directors and by at least 60% of the disinterested stockholders at an annual or special meeting.

After that initial two-year period, corporations subject to these statutes may not engage in specified business combinations and transactions unless the combination meets all of the requirements of the articles of incorporation and either:

●	The business combination or transaction by which the person first became an interested stockholder is approved by the board of directors before the stockholder first became an interested stockholder;

●	The business combination is approved by a majority of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder or any of the interested stockholder’s affiliates or associates; or

●	The combination meets specified statutory requirements.

A corporation may opt out of these provisions by expressly opting out in its original articles of incorporation or in an amendment of the articles approved by the majority vote of disinterested stockholders. Our Articles of Incorporation specifically opt out of these provisions.

Articles of Incorporation and Bylaws. In addition, some provisions of our Articles of Incorporation and Bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Cumulative Voting. Our Articles of Incorporation do not permit stockholders the right to cumulative voting in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting. However, in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than twenty-five (25) days prior to or delayed by more than twenty-five (25) days after the one-year anniversary of the date of the previous year’s annual meeting, then, for notice by the stockholder to be timely, it must be so received by the Secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the ninetieth (90th) day prior to such annual meeting, or (B) the tenth (10th) day following the day on which public announcement of the date of such annual meeting is first made. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from nominating directors at an annual meeting of stockholders.

Authorized but Unissued Shares. Our authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and preferred stock could render it more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Amendments to Bylaws. Our Articles of Incorporation provide that the Board of Directors has the exclusive right to amend our Bylaws.

Limitation of Liability and Indemnification

The Nevada Revised Statutes provide that a corporation may indemnify its officers and directors against expenses actually and reasonably incurred in the event an officer or director is made a party or threatened to be made a party to an action (other than an action brought by or in the right of the corporation as discussed below) by reason of his or her official position with the corporation provided the director or officer (1) is not liable for the breach of any fiduciary duties as a director or officer involving intentional misconduct, fraud or a knowing violation of the law or (2) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal actions, had no reasonable cause to believe his or her conduct was unlawful. A corporation may indemnify its officers and directors against expenses, including amounts paid in settlement, actually and reasonably incurred in the event an officer or director is made a party or threatened to be made a party to an action by or in the right of the corporation by reason of his or her official position with the corporation, provided the director or officer (1) is not liable for the breach of any fiduciary duties as a director or officer involving intentional misconduct, fraud or a knowing violation of the laws or (2) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. The Nevada Revised Statutes further provide that a corporation generally may not indemnify an officer or director if it is determined by a court that such officer or director is liable to the corporation or responsible for any amounts paid to the corporation in settlement, unless and only to the extent that court also determines that the officer or director is fairly and reasonably entitled to indemnification in light of all of the relevant facts and circumstances. The Nevada Revised Statutes require a corporation to indemnify an officer or director to the extent he or she is successful on the merits or otherwise successfully defends an action against the officer or director by reason of the fact that the person is or was an officer or director.

Our Articles of Incorporation and Bylaws provide liability of our directors and officers shall be eliminated or limited to the fullest extent not prohibited by Chapter 78 of the Nevada Revised Statutes, and that the Company also may indemnify its employees and agents as permitted by Chapter 78 of the Nevada Revised Statutes. Our Bylaws expressly authorize the Company to enter into individual indemnification agreements with any or all of its directors, officers, employees or agents, and to obtain insurance on behalf of any of the foregoing persons. The Company intends to maintain director and officer liability insurance, if available on reasonable terms.  We have not entered into indemnification agreements with our directors, officers, employees or agents.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no trading activity in our Common stock. Future sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Stock.

All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

Restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, described below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Lock-Up

For further details on the lock-up agreements, see the section entitled “Underwriting – Lock-Up Agreements.”

Rule 144

Some of our stockholders will be forced to hold their shares of our Common Stock for at least a six-month period before they are eligible to sell those shares, and even after that six-month period, sales may not be made under Rule 144 promulgated under the Securities Act unless we and such stockholders are in compliance with other requirements of Rule 144.

In general, Rule 144 provides that (i) any of our non-affiliates that has held restricted Common Stock for at least six months is thereafter entitled to sell its restricted stock freely and without restriction, provided that we remain compliant and current with our SEC reporting obligations, and (ii) any of our affiliates, which includes our directors, executive officers and other person in control of us, that has held restricted Common Stock for at least six months is thereafter entitled to sell its restricted stock subject to the following restrictions: (a) we are compliant and current with our SEC reporting obligations, (b) certain manner of sale provisions are satisfied, (c) a Form 144 is filed with the SEC, and (d) certain volume limitations are satisfied, which limit the sale of shares within any three-month period to a number of shares that does not exceed the greater of 1% of the total number of outstanding shares. A person who has ceased to be an affiliate at least three months immediately preceding the sale and who has owned such shares of Common Stock for at least one year is entitled to sell the shares under Rule 144 without regard to any of the limitations described above.

Rule 701

In general, Securities Act Rule 701 allows a stockholder who purchased shares of capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Securities Act Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our Common Stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or rising out of other non-income tax rules, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

●	persons subject to the alternative minimum tax or the tax on net investment income;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Common Stock being taken into account in an applicable financial statement;

●	tax-exempt organizations or governmental organizations;

●	pension plans and tax-qualified retirement plans;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	partnerships or other entities or arrangements treated as partnership for U.S. federal income tax purposes (and investors therein);

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	certain former citizens or long-term residents of the United States;

●	persons who hold our Common Stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive our Common Stock pursuant to the exercise of any option or otherwise as compensation;

●	persons who do not hold our Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); and

●	persons deemed to sell our Common Stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our Common Stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our Common Stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our Common Stock through a partnership or other such entity, as applicable.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Common Stock that, for U.S. federal income tax purposes, is neither a “U.S. person” nor an entity (or arrangement) treated as a partnership. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our Common Stock, and we do not anticipate paying any dividends on our Common Stock following the completion of this offering. However, if we do make distributions of cash or property on our Common Stock to non-U.S. holders, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will first constitute a return of capital and will reduce each non-U.S. holder’s adjusted tax basis in our Common Stock, but not below zero. Any additional excess will then be treated as capital gain from the sale of stock, as discussed under “Gain on Disposition of Common Stock.”

Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, or FATCA, any dividend paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. In order to receive a reduced treaty rate, such non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced treaty rate. A non-U.S. holder of shares of our Common Stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If such non-U.S. holder holds our Common Stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Each non-U.S. holder should consult its own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends received by a non-U.S. holder that are treated as effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA withholding. To claim this exemption, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if a non-U.S. holder is a corporation, dividends such non-U.S. holder receives that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. Each non-U.S. holder should consult its own tax advisor regarding the tax consequences of the ownership and disposition of our Common Stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Common Stock unless:

●	the gain is effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

●	such non-U.S. holder is an individual who is present in the United States for an aggregate 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

●	our Common Stock constitutes a United States real property interest, or USRPI, by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Common Stock is regularly traded on an established securities market, your Common Stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than 5% of such regularly traded Common Stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our Common Stock.

A non-U.S. holder described in the first bullet above will be required to pay U.S. federal income tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a 30% rate on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items. A lower rate may be specified by an applicable income tax treaty.

A non-U.S. holder described in the second bullet above will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses of such non-U.S. holder for the taxable year, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Each non-U.S. holder should consult its own tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding

Generally, we or an applicable withholding agent must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to such non-U.S. holder. Pursuant to any applicable income tax treaty or other agreement, the IRS may make such report available to the tax authority in such non-U.S. holder’s country of residence.

Dividends paid by us (or our paying agent) to a non-U.S. holder may also be subject to backup withholding at a current rate of 24%. Such information reporting and backup withholding requirements may be avoided, however, if such non-U.S. holder establishes an exemption by providing a properly executed, and applicable, IRS Form W-8, or otherwise establishes an exemption. Generally, such information reporting and backup withholding requirements will not apply to a non-U.S. holder where the transaction is effected outside the United States, through a non-U.S. office of a non-U.S. broker. Notwithstanding the foregoing, backup withholding and information reporting may apply, however, if the applicable withholding agent has actual knowledge, or reason to know, that such non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance issued thereunder (commonly referred to as FATCA) generally impose a 30% U.S. federal withholding tax on dividends on, and gross proceeds from the sale or other disposition of our Common Stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), if such entity fails to comply with certain disclosure and reporting rules that, in general, require that (i) in the case of a foreign financial institution, the entity identify and provide information in respect of financial accounts with such entity held (directly or indirectly) by United States persons and United States-owned foreign entities, and (ii) in the case of a non-financial foreign entity, the entity identify and provide information in respect of substantial United States owners of such entity. The IRS has issued proposed regulations that, when finalized, will provide for the repeal of the 30% withholding tax that existing regulations released in January 2013 and subsequent guidance by the IRS would have applied to all payments of gross proceeds from the sale, exchange or other disposition of any stock occurring after December 31, 2018. In the preamble to the proposed regulations, the IRS provided that taxpayers may rely upon this repeal until the issuance of final regulations. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these rules may be subject to different rules.

If withholding is required under FATCA on a payment related to our Common Stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Non-U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our Common Stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We intend to entered into an underwriting agreement with Bancroft Capital, LLC, as the Representative (“Bancroft Capital” or the “Representative”) of the underwriters named below. The underwriting agreement provides for the purchase of a specific number of shares of Common Stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares of Common Stock, but is not responsible for the commitment of any other underwriter to purchase Common Stock. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of Common Stock set forth opposite its name below:

Underwriter	Number of Shares
Bancroft Capital, LLC
Total

The underwriters have agreed to purchase all of the Shares offered by this prospectus (other than those covered by the over-allotment option described below), if any are purchased.

The Shares are expected to be ready for delivery on or about                   , 2023 against payment in immediately available funds.

Over-Allotment Option

We have granted the underwriters an option, exercisable for 45 days from the date of the closing of the offering, to purchase up to an additional          shares of Common Stock. The purchase price to be paid by the underwriters per additional share of Common Stock will be $          , less underwriting discounts and commissions.

Discount, Commissions and Expenses

The underwriters are offering the Shares subject to various conditions and may reject all or part of any order. The Representative has advised us that the underwriters propose to offer the Shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at a price less a concession not in excess of $        per Share to brokers and dealers. After the Shares are released for sale to the public, the Representative may change the offering price, the concession, and other selling terms at various times.

The following table provides information regarding the amount of the discounts and commissions to be paid to the underwriters by us before expenses. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to additional securities from us:

	Per Share	Total Without Exercise of Over- Allotment Option	Total With Full Exercise of Over- Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions payable by us (1)	$	$	$
Proceeds to us, before other expenses (2)	$	$	$

(1) We have agreed to pay the Representative an underwriter’s fee of seven percent (7%) of the amount raised in the offering from investors identified by the Representative and three percent (3%) of the of the amount raised in the offering from investors identified by the Company.

(2) We have also agreed to reimburse Bancroft Capital for certain out-of-pocket expenses, including the fees and disbursements of its counsel, up to an aggregate of $150,000. In addition, we have agreed to pay to Bancroft Capital a non-accountable expense allowance in the amount of 1.0% of the gross dollar amount of the offering. We have paid to Bancroft Capital a $5,000 non-refundable advance to be accredited against the accountable expenses. We estimate the total expenses payable by us for this offering will be approximately $          , which amount excludes underwriting discounts and commissions and the expense reimbursement described above.

Underwriter Warrants

We have agreed to issue to Bancroft Capital or its designees warrants to purchase up to a total of 3.0% of the shares of Common Stock sold in this offering (including any shares sold through the exercise of the over-allotment option). The Underwriter Warrants are exercisable at $        per share (110% of the public offering price) commencing on a date which is 180 days from the commencement of sales in the offering and expiring on a date which is no more than five (5) years from the commencement of sales in the offering in compliance with FINRA Rule 5110. The warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to Rule 5110 of FINRA. The underwriters (or their permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from effectiveness. The Underwriter Warrants are not redeemable by us. The Underwriter Warrant also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying shares during the five-year period commencing from the effective date of the registration statement related to this offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Lock-up Agreements

Our directors, executive officers, and [10%] or more stockholders have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock, for a period of [      ] days following the date of this prospectus. This means that, subject to certain exceptions, for a period of [     ] days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of Bancroft Capital.

We have agreed, for a period of [ ] days following the date of the date of this prospectus, that we will not, without the prior written consent of Bancroft Capital, issue, enter into any agreement to issue or announce the issuance or proposed issuance of any common stock, shares or share equivalents, subject to certain exceptions, including (i) the issuance of shares of common stock or options to employees, consultants, officers or directors of our Company pursuant to any stock or option plan duly adopted for such purpose, approved by the Company’s stockholders and issued for bona fide services permissible under Form S-8, (ii) the issuance of the shares of common stock underlying Underwriter’s Warrants, (iii) the issuance of shares of common stock in conversion of debt and (iv) securities issued pursuant to certain acquisitions and strategic transactions.

Right of First Refusal

We have granted the Representative a right of first refusal, for a period of 6 months from the closing of this offering, to act as sole book-running manager, sole underwriter or sole placement agent at the Representative’s discretion, for each and every future public, private equity financing, or any other capital-raising financing of equity, equity-linked or debt securities for the Company, or any successor to or subsidiary of the Company.

Tail Financing

If, during the period that is 12 months following the closing of this public offering, we consummate a financing with investors with whom we have had a conference call or a meeting arranged by the Representative during the period in which we engaged the representative, we will pay the representative a fee equal 7% of the proceeds raised in such financing from investors identified by Bancroft Capital, and warrants to purchase a number of shares of our common stock equal to 3% of the aggregate number of shares of our common stock sold in such offering at an exercise price equal to 110% of the offering price of the shares of our Common Stock sold in such offering.

Trading; Nasdaq Listing

We intend to apply to list our Common Stock on Nasdaq under the symbol “[ ]”. There is no assurance that our listing application will be approved by Nasdaq. The approval of our listing on Nasdaq is a condition of closing this offering.

Price Stabilization, Short Positions and Penalty Bids

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares of common stock before the distribution of the shares of Common Stock is completed. However, the underwriters may engage in the following activities in accordance with the rules:

●	Stabilizing transactions – The representative may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares of common stock, so long as stabilizing bids do not exceed a specified maximum.

●	Over-allotments and syndicate covering transactions – The underwriters may sell more shares of common stock in connection with the offering than the number of shares of common stock that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase shares of common stock in the offering described above. The underwriters may close out any covered short position either by exercising its over-allotment option or by purchasing shares of common stock in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of the shares of common stock available for purchase in the open market, as compared to the price at which they may purchase shares of common stock through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares of common stock that could adversely affect investors who purchase shares of common stock in the offering.

●	Penalty bids – If the representative purchases shares of common stock in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares of common stock as part of the offering.

●	Passive market making – Market makers in the shares of common stock who are underwriters or prospective underwriters may make bids for or purchases of shares of common stock, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of the shares of common stock may have the effect of raising or maintaining the market price of the shares of common stock or preventing or mitigating a decline in the market price of the shares of common stock. As a result, the price of the shares of common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares of common stock if it discourages resales of the shares of common stock.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares of common stock. These transactions may occur on the Nasdaq Capital Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Determination of Offering Price

The actual public offering price of the securities we are offering has been negotiated between us and the underwriters based on the trading of our shares of common stock prior to this offering, among other things. Other factors considered in determining the public offering price of the securities we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of this offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in the offering. The underwriters may agree to allocate a number of shares of securities to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations.  The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the shares of Common Stock being offered by this prospectus will be passed upon for us by [    ]. Legal matters as to [local] law will be passed upon for us by [local counsel]. Loeb & Loeb LLP is acting as U.S. securities counsel for the Company and may rely upon [local counsel] with respect to matters governed by [local] law. Lucosky Brookman LLP is acting as U.S. securities counsel for the Underwriter.

EXPERTS

The financial statements of Thoughtful Media, Inc. as of December 31, 2022 have been audited by One Stop, an independent registered public accounting firm, as stated in their report thereon which report expresses an unqualified opinion and includes an explanatory paragraph relating to going concern uncertainty, and included in this prospectus and registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of Common Stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our Company and the Common Stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We file annual, quarterly and current reports, information statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including TMG. The address of the SEC website is www.sec.gov.

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the shares offered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this prospectus or in our affairs since the date hereof.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID# 6732)	F-2
Financial Statements:
Carve-Out Combined and Consolidated Balance Sheets as of June 30, 2023 (unaudited) and December 31, 2022 (audited)	F-3
Carve-Out Combined and Consolidated Statements of Operations for the six months ended June 30, 2023 (unaudited) and year ended December 31, 2022 (audited)	F-4
Consolidated Statements of Changes in Stockholders’ (Deficit) Equity for the six months ended June 30, 2022 and 2023 (unaudited) and the year ended December 31, 2022 (audited)	F-5
Consolidated Statements of Cash Flows for the six months ended June 30, 2022 and 2023 (unaudited) and the year ended December 31, 2022 (audited)	F-6
Notes to Financial Statements	F-7 to F-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Thoughtful Media Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Thoughtful Media Group Inc. and subsidiaries (collectively, the “Company”) as of December 31, 2022, the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows, in the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022, and the results of its operations and its cash flows in the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has suffered from working capital deficit of $380,104 and accumulated deficit of $308,167 as at December 31, 2022 that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

 Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2022.
PCAOB ID 6732

Singapore

October 16, 2023

THOUGHTFUL MEDIA GROUP INCORPORATED

CARVE-OUT COMBINED AND CONSOLIDATED BALANCE SHEETS

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$396,700	$670,403
Accounts receivable	803,118	567,037
Contract assets	303,001	20,310
Deposits, prepayments, and other receivables	161,251	128,836
Total current assets	1,664,070	1,386,586

Non-current assets:
Plant and equipment, net	136,326	25,488
Right of use assets, net	143,530	108,954
Total non-current assets	279,856	134,442

TOTAL ASSETS	$1,943,926	$1,521,028

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$497,253	$74,452
Accrued liabilities and other payables	359,556	593,962
Contract liabilities	55,363	180,201
Amounts due to related parties	1,379,071	871,626
Lease liabilities	54,083	46,449
Total current liabilities	2,345,326	1,766,690

Long-term liabilities:
Lease liabilities	89,447	62,505

TOTAL LIABILITIES	2,434,773	1,829,195

Commitments and contingencies

SHAREHOLDERS’ DEFICIT
Common stock, par value US$0.0001, 100,000 shares authorized, 100,000 shares issued and outstanding	10	10
Additional paid-in capital	562,221	562,221
Accumulated other comprehensive income (loss)	(21,824)	26,230
Accumulated deficit	(1,031,254)	(896,628)
TOTAL DEFICIT	(490,847)	(308,167)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$1,943,926	$1,521,028

See accompanying notes to carve-out combined and consolidated financial statements.

THOUGHTFUL MEDIA GROUP INCORPORATED

CARVE-OUT COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

	Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
Revenues, net	$2,794,734	$3,046,824	$6,159,033

Cost of revenue	(2,270,845)	(2,576,225)	(4,813,707)

Gross profit	523,889	470,599	1,345,326

Operating cost and expenses:
Sales and marketing expenses	(21,177)	(164)	(367)
General and administrative expenses	(638,187)	(572,426)	(1,070,459)
Total operating cost and expenses	(659,364)	(572,590)	(1,070,826)

Income (loss) from operations	(135,475)	(101,991)	274,500

Other income (expense):
Interest income	123	23	60
Gain on early lease termination	1,064	-	-
Other income	65	446,289	482,034
Interest expense	-	(2,789)	(7,437)
Total other income, net	1,252	443,523	474,657

Income (loss) before income taxes	(134,223)	341,532	749,157

Income tax expense	(403)	-	-

NET INCOME (LOSS)	$(134,626)	$341,532	$749,157

Other comprehensive income (loss):
Foreign currency translation adjustment	(48,054)	10,684	26,187

COMPREHENSIVE INCOME (LOSS)	$(182,680)	$352,216	$775,344

Net income (loss) per share:
- Basic	$(1.35)	$3.42	$7.49
- Diluted	$(1.35)	$3.42	$7.49

Weighted average number of common stock outstanding
- Basic	100,000	100,000	100,000
- Diluted	100,000	100,000	100,000

See accompanying notes to carve-out combined and consolidated financial statements.

THOUGHTFUL MEDIA GROUP INCORPORATED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Six Months Ended June 30, 2023
	Common stock		Additional	Accumulated other		Total
	Number of shares	Amount	paid in capital	comprehensive (loss) income	Accumulated deficits	shareholders’ deficit
Balance as of January 1, 2023 (Unaudited)	100,000	$10	$562,221	$26,230	$(896,628)	$(308,167)
Foreign currency translation adjustment	-	-	-	(48,054)	-	(48,054)
Net loss for the period	-	-	-	-	(134,626)	(134,626)

Balance as of June 30, 2023 (Unaudited)	100,000	$10	$562,221	$(21,824)	$(1,031,254)	$(490,847)

Six Months Ended June 30, 2022
	Common stock		Additional	Accumulated other		Total
	Number of shares	Amount	paid in capital	comprehensive income	Accumulated deficits	shareholders’ deficit
Balance as of January 1, 2022 (Unaudited)	100,000	$10	$558,820	$43	$(1,645,785)	$(1,086,912)
Foreign currency translation adjustment	-	-	-	10,684	-	10,684
Net income for the period	-	-	-	-	341,532	341,532

Balance as of June 30, 2022 (Unaudited)	100,000	$10	$558,820	$10,727	$(1,304,253)	$(734,696)

Year Ended December 31, 2022
	Common stock		Additional	Accumulated other		Total
	Number of shares	Amount	paid in capital	comprehensive (loss) income	Accumulated deficits	shareholders’ deficit
Balance as of January 1, 2022 (Audited)	100,000	$10	$558,820	$43	$(1,645,785)	$(1,086,912)
Acquisition of subsidiary	-	-	3,401	-	-	3,401
Foreign currency translation adjustment	-	-	-	26,187	-	26,187
Net income for the year	-	-	-	-	749,157	749,157

Balance as of December 31, 2022 (Audited)	100,000	$10	$562,221	$26,230	$(896,628)	$(308,167)

See accompanying notes to carve-out combined and consolidated financial statements.

THOUGHTFUL MEDIA GROUP INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities:
Net income (loss)	$(134,626)	$341,532	$749,157
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities
Gain from early lease termination	(1,064)	-	-
Depreciation	6,270	1,125	2,373

Change in operating assets and liabilities:
Accounts receivable	(236,081)	331,268	182,438
Deposits, prepayments, and other receivables	(32,415)	1,353	(23,199)
Accounts payable	422,801	(480,974)	(901,405)
Contract assets	(282,691)	-	(20,310)
Contract liabilities	(124,838)	(333,851)	(198,901)
Right of use assets	22,262	-	17,389
Lease liabilities	(41,082)	30,725	15,651
Accrued liabilities and other payable	(233,519)	138,512	456,809
Net cash (used in) provided by operating activities	(634,983)	29,690	280,002

Cash flows from investing activities:
Purchase of plant and equipment	(116,945)	-	(23,866)
Net cash used in investing activities	(116,945)	-	(23,866)

Cash flows from financing activities:
Advance from related parties	507,445	528	555,881
Repayment of government loan	-	-	(158,152)
Net cash provided by financing activities	507,445	528	397,729

Effect on exchange rate change on cash, cash equivalents	(29,220)	(19,501)	(6,853)

Net change in cash, cash equivalent	(273,703)	10,717	647,012

Cash and cash equivalent at beginning of period/year	670,403	23,391	23,391

Cash and cash equivalent at end of period/year	$396,700	$34,108	$670,403

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$-	$-

See accompanying notes to carve-out combined and consolidated financial statements.

THOUGHTFUL MEDIA GROUP INCORPORATED

NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

FOR THE YEAR ENDED DECEMBER 31, 2022

(Currency expressed in United States Dollars (“US$”))

NOTE –1	BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Thoughtful Media Group Incorporated (“TMG”) is incorporated under the laws of Nevada on June 28, 2022, which has no substantive operations other than holding all of the outstanding equity of its operating subsidiaries as described below. TMG and its subsidiaries (collectively referred to as the “Company”) are mainly engaged in the provision of digital marketing solution services. Those services that affiliate with multiple YouTube channels to offer services that include audience development, content programming, creator collaborations, digital right managements, monetization, and/or sales.

The Company also receives the advertising income generated from channel pages and post on social media platforms. The Company has established as Multi-Channel Network (MCN) for YouTube Creators to fulfill the basic MCN standard with social media platforms. The Company generally engages with the creators in contract as a platform to nurture the creators in brainstorming creative content ideas, coaching on growing their audience size and connection with top brands.

The accompanying carve-out combined and consolidated financial statements reflect the activities of the Company and each of the entities, as contemplated after the Reorganization, as described below:

Name	Place and date of incorporation	Principal activities	Particulars of registered/ paid up share capital	Effective interest held
Thoughtful Media Group Co. Ltd (FKA: Hottab Asset Company Limited) (“TMGL”)	Vietnam July 25, 2019	Digital marketing	VND 5,000,000,000	100%

Thoughtful (Thailand) Co. Ltd (“TTCL”)	Thailand September 2, 2014	Digital marketing	THB 4,000,000	99.75%

AdActive Media CA Inc. (“AAMC”)	United States April 12, 2010	Digital marketing	US$252	100%

PT Wahana Cerita Indonesia (“WCI”)	Indonesia January 14, 2022	Digital marketing and event organizer	IDR 51,000,000	100%

Reorganization

The Reorganization transactions are completed as of the date these carve-out combined and consolidated financial statements were available to be issued:

The Company’s ultimate holding company is Society Pass Incorporated (“SOPA”), which is incorporated in State of Nevada on June 22, 2018 and is currently listed on the Nasdaq Exchange under a ticker of SOPA.

On July 7, 2022, SOPA and TMG collectively acquired 99.75% of the equity interests of TTCL and AAMC, whose business provides services to advertisers that helps to make internet advertising more effective.

On May 22, 2023, TMG and SOPA acquired additional issued capital in TTCL of 397,000 and 2,000 ordinary shares amounting to THB 1,985,000 and THB 10,000, respectively. Total shareholding interest remains unchanged.

Upon the completion of the Reorganization on January 2, 2023, these entities, through the Company, are under common control by the same beneficiary party, SOPA. Accordingly, the combination has been treated as entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control.

Immediately before and as contemplated by the Reorganization, the Company is legally formed and ultimately controlled by SOPA. As such, the accompanying carve-out combined and consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that are directly attributable to the digital marketing business before the Reorganization. The carve-out combined and consolidated financial statements are presented as if the Company had been in existence and the Reorganization had been in effect during the year ended December 31. 2022 and six months ended June 30, 2023.

The assets and liabilities have been stated at historical carrying amounts. Only those assets and liabilities that are specifically identifiable to the digital marketing business are included in the Company’s consolidated carve-out financial statements.

All revenues, cost of revenues and operating expenses attributable to provision of digital marketing business are reflected in accompanying carve-out combined and consolidated financial statements.

The consolidation of TMG and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying carve-out combined and consolidated financial statements.

NOTE –2	GOING CONCERN AND LIQUIDITY

The accompanying carve-out combined and consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of June 30, 2023, the Company has suffered from working capital deficit of $681,256 and accumulated deficit of $1,031,254. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date of issuance of this financial statement, without additional debt or equity financing. The continuation of the Company as a going concern is dependent upon the continued financial support from its holding company. Management believes the Company is currently pursuing growth strategy and additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations.

These carve-out combined and consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

NOTE–3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying carve-out combined and consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying carve-out combined and consolidated financial statements and notes.

●	Basis of Presentation

These accompanying care-out combined and consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

●	Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

●	Use of Estimates and Assumptions

In preparing these carve-out combined and consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses during the years reported. Actual results may differ from these estimates. If actual results significantly differ from the Company’s estimates, the Company’s financial condition and results of operations could be materially impacted. Significant estimates in the period include the allowance for doubtful accounts on accounts receivable, the incremental borrowing rate used to calculate right of use assets and lease liabilities, useful lives of intangible assets, impairment of long-lived assets, revenue recognition, and deferred tax assets and the related valuation allowance.

●	Basis of Consolidation

The carve-out and combined consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

The accounts of TTCL are consolidated as a wholly-owned subsidiary during these periods, in which the Company holds 99.75%-majority interest and has the ability to exercise significant influence over TTCL.

●	Cash and Cash Equivalent

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

●	Accounts Receivable

Accounts receivables are recorded at the amounts that are invoiced to customers, do not bear interest, and are due within contractual payment terms, generally 30 to 90-days from completion of service or the delivery of a product. Credit is extended based on an evaluation of a customer’s financial condition, the customer’s creditworthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Quarterly, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company records bad debt expense and records an allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For receivables that are past due or not being paid according to payment terms, appropriate actions are taken to pursue all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. Currently, the Company performs ongoing credit evaluation of its customers and generally does not require collateral. The Company makes estimates of expected credit losses for the allowance for doubtful accounts and allowance for unbilled receivables based upon its assessment of various factors, including (i)historical experience, (ii) the age of the accounts receivable balances, (iii) credit quality of its customers, (iv) current economic conditions, (v) reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Expected credit losses are estimated on a pool basis when similar risk characteristics exist using an age-based reserve model. Receivables that do not share risk characteristics are evaluated on an individual basis. Estimates of expected credit losses on trade receivables are recorded at inception and adjusted over the contractual life.

The Company did not recognize any allowance for doubtful accounts and credit losses at June 30, 2023 and December 31, 2022.

●	Prepaid Expenses

Prepaid expenses represent payments made in advance for products or services to be received in the future and are amortized to expense on a ratable basis over the future period to be benefitted by that expense. Since the Company has prepaid expenses categorized as both current and non-current assets, the benefits associated with the products or services are considered current assets if they are expected to be used during the next twelve months and are considered non-current assets if they are expected to be used over a period greater than one year.

●	Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational:

Expected useful lives
Computer equipment	3 years
Office equipment	5 years
Renovation	5 years

Expenditures for repairs and maintenance are expensed as incurred. When assets have been retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Impairment of Long-lived Assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as plant and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment charge for the year/periods presented.

●	Revenue Recognition

The Company recognizes revenue from its contracts with customers in accordance with ASC Topic 606 — Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenues when satisfying the performance obligation of the associated contract that reflects the consideration expected to be received based on the terms of the contract.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

A summary of each of the Company’s revenue streams under ASC 606 is as follows:

Marketing services from customers

Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised service to a customer.

The Company derives its revenue from the provision of digital marketing services to customers. The Company offers customers with a comprehensive suite of digital marketing services to enhance their social media presence and reach their target audiences, particularly Gen Z and Millennials, to achieve marketing goals. The customers can leverage the Company’s experience in building content and fanbases with creators, their creators’ creativity, engagement, and trust among creators’ loyal fanbases to increase their brand awareness and sell products. The Company offers customized digital marketing solution, including (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for customers; (iv) uploading branded content on creators’ social media channels; (v) amplifying the reach of creators’ and customers’ content through precise media planning and buying via boosting marketing services on social media platforms, such as Google; and (vi) providing optimization services through data analysis and reporting.

The Company’s customers’ payment terms generally range from 30-60 days of fulfilling its performance obligations and recognizing revenue.

Campaign-based marketing services revenue is recognized as a distinct single performance obligation when the Company transferred services to customers, which occurs at over the time. The performance obligation is a promise to place a branded content on certain social media platforms and is satisfied upon delivery of related services to customers. The duration of the service period is short, usually over 1-3 months. Such revenue is recognized at over the time, for the amount the Company is entitled to receive, when the marketing services are provided and completed.

Marketing services from social media platforms (“platform revenue”)

The Company also derives its advertising revenue generated from its channel pages and posts on social media platforms, such as YouTube by monetizing its contents. The payments are usually received within 30 days upon completion of performance obligation for platform revenue services.

The Company recognizes revenue as performance obligations are satisfied as the creation of contents are published on the social media platforms, which occurs at a point in time. The advertisements are delivered primarily based on impressions of contents on social media platforms, hence the Company provided the advertising services by an on-going basis during the publication period and the outcome of the services can be received and consumed by the social media platform simultaneously.

The Company records its revenues, net of value added taxes (“VAT”), which is levied at the rate of 10% on the invoiced value of sales.

Disaggregation of Revenue

The Company’s disaggregated revenues are represented by revenue type as shown in the following tables. Pursuant to ASC 606, the Company attributed revenues on the basis of the revenue type.

	Timing of revenue	Six months ended June 30,		Year ended December,
Type of revenue	recognition	2023	2022	2022
Campaign-based marketing services revenue	Over time	$767,663	$192,914	$497,386
Platform revenue	Point in time	2,027,071	2,853,910	5,661,647
Total		$2,794,734	$3,046,824	$6,159,033

Cost of revenues

Cost of revenues, which are directly attributable to the provision of campaign-based marketing services, primarily consist of third-party creators costs, websites expenses and advertising boosting costs paid to Google and Facebook.

Contract assets

In accordance with ASC Topic 606, a contract asset arises when the Company transfers a good or performs a service in advance of receiving consideration from the customer as agreed upon. A contract asset becomes a receivable once the Company’s right to receive consideration becomes unconditional.

There were contract assets balance was $303,001 and $20,310 as of June 30, 2023 and December 31, 2022, respectively.

Contract liabilities

In accordance with ASC Topic 606, a contract liability represents the Company’s obligation to transfer goods or services to a customer when the customer prepays for a good or service or when the customer’s consideration is due for goods and services that the Company will yet provide whichever happens earlier.

Contract liabilities represent amounts collected from, or invoiced to, customers in excess of revenues recognized, primarily from the billing of annual subscription agreements. The value of contract liabilities will increase or decrease based on the timing of invoices and recognition of revenue. The Company’s contract liability balance was $55,363 and $180,201, as of June 30, 2023 and December 31, 2022, respectively.

Principal vs Agent Considerations

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its customers and vendors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. This evaluation determined that the Company is in control of establishing the transaction price, managing all aspects of the terms, and taking the risk of campaign results and default payment. Based on the Company’s evaluation of the control model, it determined that all the Company’s major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

●	Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expenses were $367, $21,177 and $164 for the year ended December 31, 2022 and for the six months ended June 30, 2023 and 2022, respectively.

●	Income Tax

The Company adopted the ASC Topic 740 “Income Tax” provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the unaudited condensed consolidated financial statements. Under paragraph 740-10-25-13, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the unaudited condensed consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Paragraph 740-10-25-13 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of paragraph 740-10-25-13.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.

In addition to U.S. income taxes, the Company and its wholly-owned foreign subsidiaries, is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax, there may be transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

●	Foreign Currencies Translation and Transactions

The reporting currency of the Company is the United States Dollar (“US$”) and the accompanying consolidated unaudited condensed financial statements have been expressed in US$. In addition, the Company’s subsidiary is operating in the Republic of Vietnam, Singapore, India and Philippines and maintains its books and record in its local currency, Vietnam Dong (“VND”), Thailand Baht (“THB”) and Indonesian Rupiah (“IDR”), respectively, which are the functional currencies in which the subsidiary’s operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$s, in accordance with ASC Topic 830, “Translation of Financial Statement” (“ASC 830”) using the applicable exchange rates on the balance sheet date. Shareholders’ equity is translated using historical rates. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the unaudited condensed statements of changes in shareholder’s equity.

Translation of amounts from VND into US$ has been made at the following exchange rates for the six months ended June 30, 2023 and 2022 and the year ended December 31, 2022:

	June 30, 2023	June 30, 2022	December 31, 2022
Period/year-end VND:US$ exchange rate	$0.000042	$0.000044	$0.000042
Period/annual average VND:US$ exchange rate	$0.000043	$0.000043	$0.000043

Translation of amounts from THB into US$ has been made at the following exchange rates for the six months ended June 30, 2023 and 2022 and the year ended December 31, 2022:

	June 30, 2023	June 30, 2022	December 31, 2022
Period/year-end THB:US$ exchange rate	$0.0288	$0.0300	$0.0288
Period/annual average THB:US$ exchange rate	$0.0286	$0.0312	$0.0286

Translation of amounts from IDR into US$ has been made at the following exchange rates for the six months ended June 30, 2023 and 2022 and the year ended December 31, 2022:

	June 30, 2023	June 30, 2022	December 31, 2022
Period/year-end IDR:US$ exchange rate	$0.000066	$0.000066	$0.000064
Period/annual average IDR:US$ exchange rate	$0.000066	$0.000066	$0.000067

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

●	Comprehensive Income

ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Earnings Per Share

Basic per share amounts are calculated using the weighted average shares outstanding during the year, excluding unvested restricted stock units. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted earnings per share. Diluted calculations reflect the weighted average incremental common shares that would be issued upon exercise of dilutive options assuming the proceeds would be used to repurchase shares at average market prices for the years.

For the year ended December 31, 2022 and six months ended June 30, 2023 and 2022, diluted weighted-average common shares outstanding is equal to basic weighted-average common shares, due to the Company’s net loss position. Hence, no common stock equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive.

●	Leases

The Company adopted ASC Topic 842, “Leases” (“ASC 842”) to determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Subsequently, the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

When a lease is terminated before the expiration of the lease term, irrespective of whether the lease is classified as a finance lease or an operating lease, the lessee would derecognize the ROU asset and corresponding lease liability. Any difference would be recognized as a gain or loss related to the termination of the lease. Similarly, if a lessee is required to make any payments or receives any consideration when terminating the lease, it would include such amounts in the determination of the gain or loss upon termination.

As of June 30, 2023 and December 31, 2022, the Company recognized the right of use assets of $143,530 and $108,954, respectively.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying consolidated statements of operation as the related employee service is provided.

●	Related Parties

The Company follows the ASC Topic 850-10, “Related Party” for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The carve-out combined and consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each unaudited condensed balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments And Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s unaudited condensed financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC Topic 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC Topic 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, contact assets, deposits, prepayments and other receivables, accounts payable, accrued liabilities and other payables, contract liabilities, amounts due to related parties and lease liabilities, approximate their fair values because of the short maturity of these instruments.

●	Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date.

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, Financial Instruments — Credit Losses (Topic 326). The new standard amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. In February 2020, the FASB issued ASU 2020-02, Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) — Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company believes the adoption will modify the way the Company analyzes financial instruments, but it does not anticipate a material impact on the results of operations. The Company is in the process of determining the effects the adoption will have on its consolidated financial statements and not expected to have a material impact on the Company’s financial position, results of operations, and cash flows.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables — Nonrefundable Fees and Other Costs, which clarifies that, for each reporting period, an entity should re-evaluate whether a callable debt security is within the scope of ASC 310-20-35-33. For public business entities, ASU 2020-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is not permitted. For all other entities, ASU 2020-08 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. This Update is not expected to have a significant impact on the Company’s unaudited condensed consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements, which makes minor technical corrections and clarifications to the ASC. The amendments in Sections B and C of the ASU are effective for annual periods beginning after December 15, 2020, for public business entities. For all other entities, the amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. This Update is not expected to have a significant impact on the Company’s unaudited condensed consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s carve-out combined and consolidated financial statements.

NOTE–4	PLANT AND EQUIPMENT

	June 30, 2023	December 31, 2022
At cost:
Computer	$23,915	$2,989
Office equipment	26,791	6,621
Renovation	96,913	21,064
	147,619	30,674
Less: accumulated depreciation	(11,293)	(5,186)
Less: foreign exchange translation	—	—
	136,326	25,488

Depreciation expense was $6,270 and $1,125 for the six months ended June 30, 2023 and 2022, respectively.

Depreciation expense was $2,373 for the year ended December 31, 2022.

NOTE–5	LEASES

The Company has entered into commercial operating leases for office space. Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Carve-out Combined Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the Company’s incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term. The Company had no financing leases as of June 30, 2023 and December 31, 2022.

Other supplemental information about the Company’s operating lease as of:

	June 30, 2023	December 31, 2022
Weighted average discount rate	6.48%	7.22%
Weighted average remaining lease term (years)	2.54	2.42

During the year ended December 31, 2022, the Company entered into new lease arrangements, and accounted as per ASC Topic 842, the ROU asset and lease obligation of $93,303.

The Company excluded short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense, as follows:

	Six months ended June 30,		Year ended December,
	2023	2022	2022
Operating lease expense (per ASC 842)	$22,262	$6,355	$17,389
Short-term lease expense (other than ASC 842)	11,449	12,604	11,027
Total lease expense	$33,711	$18,959	$28,416

As of June 30, 2023, right-of-use assets were $143,530 and lease liabilities were $143,530.

As of December 31, 2022, right-of-use assets were $108,954 and lease liabilities were $108,954.

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of our operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments as of June 30, 2023

The below table summarizes our (i) minimum lease payments over the next three years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending June 30:

Years ended June 30, 2023	Operating lease amount
2024	$61,796
2025	61,796
2026	32,541
Total	156,133
Less: interest	(12,603)
Present value of lease liabilities	$143,530
Less: non-current portion	(89,447)
Present value of lease liabilities – current liabilities	$54,083

NOTE–6	AMOUNTS DUE TO RELATED PARTIES

As of June 30, 2023 and December 31, 2022, the amounts due to related parties were $1,379,071 and $871,626, respectively. The amounts are non trade, unsecured and interest-free and have no fixed terms of repayment. These related parties are controlled by common directors of the Company within SOPA.

NOTE–7	SHAREHOLDERS’ EQUITY

Authorized stock

The Company is authorized to issue one class of common stock The total numbers of common stock which the Company is authorized to issue is 100,000 shares of capital stock, consisting of 100,000 shares of common stock, par value $0.0001 per share.

Voting Rights: Each share of the Company’s common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s common stock are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Nevada law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters: The holders of the Company’s common stock have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s common stock are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

Common stock issued and outstanding

As of June 30, 2023 and December 31, 2022, the Company had a total of 100,000 shares of its common stock issued and outstanding.

NOTE–8	INCOME TAXES

The provision for income taxes consisted of the following:

	Six months ended June 30,		Year ended December,
	2023	2022	2022
Current tax	$403	$-	$-
Deferred tax	-	-	-

Income tax expense	$403	$-	$-

The effective tax rate in the periods/year presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in California, Thailand, Vietnam and Indonesia that are subject to taxes in the jurisdictions in which they operate, as follows:

United States

The Company is registered in the Nevada and is subject to the tax laws of United States. As of June 30, 2023 and December 31, 2022, no operating losses which can be carried forward to offset future taxable income.

AAMC is registered in California and is subject to the tax laws of California States.

As of June 30, 2023 and December 31, 2022, AAMC incurred $20,637 and $20,637 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards begin to expire in 2041, if unutilized. The Company has provided for a full valuation allowance against the deferred tax assets if any on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Thailand

TTCL is registered in Thailand and is subject to the tax laws of Thailand.

As of June 30, 2023 and December 31, 2022, TTCL incurred $120,090 and $40,181 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards have no expiration. The Company has provided for a full valuation allowance against the deferred tax assets if any on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Vietnam

TMGL operating in Vietnam is subject to the Vietnam Income Tax at a standard income tax rate of 20% during its tax year.

As of June 30, 2023, TMGL incurred $126,342 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss generated in a tax year can be carried forward for five (5) years. The net operating losses starts to expire in 2021 until 2026. The Company has provided for a full valuation allowance against the deferred tax assets of $25,268 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Indonesia

WCI is registered in Indonesia and is subject to the tax laws of Indonesia.

As of June 30, 2023, WCI incurred $128,631 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards have no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of $28,299 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Uncertain tax position

The Company is subject to taxation in the U.S. and various foreign jurisdictions. U.S. federal income tax returns for 2018 and after remaining open to examination. We and our subsidiaries are also subject to income tax in multiple foreign jurisdictions. Generally, foreign income tax returns after 2017 remain open to examination. No income tax returns are currently under examination. As of June 30, 2023 and December 31, 2022, the Company does not have any unrecognized tax benefits, and continues to monitor its current and prior tax positions for any changes. The Company recognizes penalties and interest related to unrecognized tax benefits as income tax expense. For the year ended December 31, 2022, six months ended June 30, 2023 and 2022, there were no penalties or interest recorded in income tax expense.

NOTE–9	PENSION COSTS

The Company’s subsidiaries are required to make contributions to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees locally employed. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the year ended December 31, 2022 and six months ended June 30, 2023 and 2022, $1,502, $7,260 and $1,502 contributions were made, accordingly.

NOTE–10	RELATED PARTY TRANSACTIONS

From time to time, shareholder of the Company advanced funds to the Company for working capital purposes. Those advances are unsecured, non-interest bearing and due on demand.

The Company has no other significant or material related party transactions during the period/years presented.

NOTE–11	CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended June 30, 2023, the Company had a single customer that constituted 72.5% of its revenue, with accounts receivable of $352,072 at the period-end.

For the six months ended June 30, 2022, the Company had a single customer that constituted 86.2% of its revenues, with accounts receivable of $357,968 at the period-end.

For the year ended December 31, 2022, the Company had a single customer that constituted 37.5% of its revenues, with accounts receivable of $385,183 at the year-end.

(b)	Major vendors

For the six months ended June 30, 2023 and 2022 and year ended December 31, 2022, the vendors who accounted for 10% or more of the Company’s cost of revenue and its outstanding payable balances at year-end dates, are presented as follows:

	Six months ended June 30, 2023		As of June 30, 2023
Vendor	Cost of revenue	Percentage of Cost of revenue	Accounts payable
Vendor A	$483,015	21.3%	$-
Vendor B	$-	-%	$-
Vendor C	$249,002	11.0%	$-

	Six months ended June 30, 2022		As of June 30, 2022
Vendor	Cost of revenue	Percentage of Cost of revenue	Accounts payable
Vendor A	$615,657	23.9%	$-
Vendor B	$431,486	16.8%	$-

	Year ended December 31, 2022		As of December 31, 2022
Vendor	Cost of revenue	Percentage of Cost of revenue	Accounts payable
Vendor A	$1,053,383	21.9%	$-
Vendor B	$808,085	16.8%	$-

(c)	Credit risk

Financial instruments that are potentially subject to credit risk consist principally of accounts receivable. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d)	Exchange rate risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in VND, THB and IDR and a significant portion of the assets and liabilities are denominated in VND, THB and IDR. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and VND, THB and IDR. If VND, THB and IDR depreciate against US$, the value of VND, THB and IDR revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose us to substantial market risk.

(e)	Economic and political risks

The Company’s operations are conducted in the Republic of Vietnam, Thailand, Indonesia and United States. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the Indonesia, Vietnam, Thailand and United States, and by the general state of the Vietnam, Thailand and United States economy.

The Company’s operations in Republic of Vietnam, Thailand, Indonesia are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the Vietnam and Thailand, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

NOTE–12	COMMITMENTS AND CONTINGENCIES

There is not any obligation or liability including contingent obligation or liability, to the extent that it is not fully reflected in the financial statements.

NOTE–13	SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after June 30, 2023, up through [x], the Company issued the carve-out combined and consolidated financial statements.

On 02 August 2023, The holding company, Society Pass has transferred 99.99997%’s equity interest in SOPA (PHILS) INC to Thoughtful Media Group Incorporated.

THOUGHTFUL MEDIA GROUP INC.

COMMON STOCK

PROSPECTUS

Bancroft Capital, LLC

            , 2023

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [●]

THOUGHTFUL MEDIA GROUP INC.

[●] Shares of Common Stock

This prospectus relates to the resale of up to [●] shares of common stock, $0.0001 par value per share (the “Common Stock”), of Thoughtful Media Group Inc. that may be sold from time to time by the Selling Stockholders named in this prospectus, which includes:

●	[●] shares of Common Stock held by the Selling Stockholders; and

●	[●] shares of Common Stock issuable upon the conversion of [●]% convertible unsecured promissory notes issued to the Selling Stockholders.

We will not receive any proceeds from the sales of Common Stock by the Selling Stockholders.

Prior to this offering, there has been no public market for our shares.  We are in the process of applying to list our shares of Common Stock on the Nasdaq Capital Market under the symbol “[●]”. Nasdaq might not approve such application, and if our application is not approved, the Company’s initial public offering cannot be completed and this resale offering will not proceed.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, under applicable U.S. federal securities laws, and are eligible for reduced public company reporting requirements. See “Prospectus Summary – Implications of Being an Emerging Growth Company” for more information.

The Selling Stockholders may offer and sell the Common Stock being offered by this prospectus from time to time in public or private transactions, or both. These sales will occur at an assumed fixed initial public offering price of $[●] per share, which is the low point of the price range set forth on the cover page of initial public offering prospectus being filed contemporaneously with this prospectus, until our Common Stock is listed on the Nasdaq Capital Market. Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Stockholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders, the purchasers of the shares, or both. Any participating broker-dealers and any Selling Stockholders who are affiliates of broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and any commissions or discounts given to any such broker-dealer or affiliates of a broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their Common Stock. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold.

Investing in our securities is highly speculative and involves a high degree of risk.  See “Risk Factors” beginning on page 26 for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is [*], 2023.

[Alternate Page for Resale Prospectus]

The Offering

Common Stock offered by the Selling Stockholders:

This prospectus relates to [●] shares of Common Stock that may be sold from time to time by the Selling Stockholders named in this prospectus, which includes:

●     [●] shares of Common Stock held by the Selling Stockholders; and

●     [●] shares of Common Stock issuable upon the conversion of [●]% convertible unsecured promissory notes issued to the Selling Stockholders.

Shares outstanding at commencement of the offering(1):	[●] shares of Common Stock.

Shares outstanding after the resale offering(1):	[●] shares of Common Stock (or [●] shares if the underwriters in the Company’s initial public offering exercise the over-allotment option in full).

Use of proceeds:	We will not receive any proceeds from the sales of outstanding Common Stock by the Selling Stockholders.

Risk factors:	Investing in our Common Stock involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 26 before deciding to invest in our Common Stock.

Trading market and symbol:	We are in the process of applying to list our Common Stock on the Nasdaq [*] Market under the symbol “[*]”. We believe that upon the completion of the Company’s initial public offering, we will meet the standards for listing on Nasdaq. The closing of the initial public offering is contingent upon the successful listing of our Common Stock on Nasdaq.

(1)	The number of shares of our Common Stock outstanding prior to this offering, as set forth in the table above, is based on the shares outstanding as of [*].

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[Alternate Page for Resale Prospectus]

USE OF PROCEEDS

We will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

The Selling Stockholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

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[Alternate Page for Resale Prospectus]

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the Selling Stockholders are those held by the Selling Stockholders or issuable to the Selling Stockholders upon the automatic exercise of certain warrants to purchase shares of Common Stock or automatic conversion of certain convertible notes into shares of Common Stock held by the Selling Stockholders. We are registering the shares of Common Stock in order to permit the Selling Stockholders to offer the shares for resale from time to time. Except for the ownership of these securities or as otherwise disclosed below, the Selling Stockholders have not had any position, office, or other material relationship with us or any of our predecessors or affiliates within the past three years, and based on the information provided to us by the Selling Stockholders, no Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. For purposes of the table below, a person or group of persons is deemed to have “beneficial ownership” of any shares of Common Stock that such person or any member of such group has the right to acquire within 60 days of the date of this prospectus. For purposes of computing the percentage of outstanding shares of our Common Stock held by each person or group of persons named below, any shares that such person or persons has the right to acquire within 60 days of the date of this prospectus are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder, based on its ownership of shares of Common Stock, shares of Common Stock issuable upon the automatic conversion of 6% convertible unsecured promissory notes upon the consummation of the Company’s initial public offering, shares of Common Stock issuable upon the automatic conversion of [●] % convertible promissory notes upon the consummation of the Company’s initial public offering, or shares of Common Stock issuable upon the exercise of warrants issued to initial holders of 8% unsecured promissory notes, and assuming the automatic conversion of the [●] % convertible unsecured promissory notes upon the consummation of the Company’s initial public offering, the automatic conversion of the 8% convertible unsecured promissory notes upon the consummation of the Company’s initial public offering, and the exercise prior to or upon the consummation of the Company’s initial public offering of the warrants issued to the initial holders of [●] % unsecured promissory notes, without regard to any limitations on conversions and exercises. The third column lists the shares of Common Stock being offered by this prospectus by the Selling Stockholders.

In accordance with the terms of the registration provisions of subscription agreements entered into with the initial holders of the warrants issued to the initial holders of our [●] % unsecured promissory notes, this prospectus generally covers the resale of the sum of the maximum number of shares of Common Stock issuable upon the exercise of such warrants, without regard to any limitations on the exercise of these securities. The other shares of Common Stock that are included below were included based on discussions with the underwriter of the Company’s initial public offering, which is being conducted simultaneously with this resale offering. The fourth column of the table below assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus. The fifth column is based on the assumptions described in the first footnote to the table.

Each Selling Stockholder whose shares being offered are issuable upon conversion of a [●] % convertible unsecured promissory note holder may not convert the note to the extent that the note holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding. The selling stockholder may increase or decrease the beneficial ownership limit to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the Selling Stockholder. Each Selling Stockholder whose shares being offered are issuable upon conversion of an 8% convertible unsecured promissory note may not convert the note to the extent that the Selling Stockholder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding, not including remaining shares issuable to the Selling Stockholder upon conversion of the note or conversion or exercise of any other securities subject to an equivalent beneficial ownership limit. The Selling Stockholder may waive or raise the beneficial ownership limit, effective 61 days following notice from the Selling Stockholder. The number of shares in the table below do not reflect these limitations. The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

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[Alternate Page for Resale Prospectus]

Except as otherwise indicated in the table below, the Selling Stockholders may sell all, some or none of the shares of Common Stock being offered. See “Plan of Distribution.” We therefore have no way of determining the number of shares of Common Stock each Selling Stockholder will hold after this offering. Therefore, the fourth and fifth columns assume that each Selling Stockholder will sell all shares of Common Stock covered by this prospectus.

	Amount of Shares of Common Stock Beneficially Owned Prior to this	Amount of Shares of Common Stock Being	Amount of Shares of Common Stock Beneficially Owned After this Offering
Name of Selling Stockholder	Offering	Offered	Shares	Percent(1)

*	Less than 1%.

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[Alternate Page for Resale Prospectus]

PLAN OF DISTRIBUTION

Each Selling Stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales will occur at a fixed price of $[●] per share until our Common Stock is listed on Nasdaq. Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Rule 2121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”); and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

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[Alternate Page for Resale Prospectus]

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the Selling Stockholders of shares issued upon exercise of the warrants that were issued with our 8% unsecured promissory notes against certain losses, claims, damages and liabilities relating to the registration of their shares, including liabilities under the Securities Act.

We agreed to keep the registration statement of which this prospectus forms a part effective for a period as shall be required to permit the investors to complete the offer and sale of their shares, unless the shares may be resold pursuant to Rule 144 promulgated under the Securities Act. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M promulgated under the Exchange Act, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

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[Alternate Page for Resale Prospectus]

LEGAL MATTERS

The validity of the shares of Common Stock covered by this prospectus will be passed upon by [●].

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the issuance and distribution of the Common Stock being registered. All amounts other than the SEC registration fee, the FINRA filing fee, and the Nasdaq listing fee are estimates.

Expense	Amount Paid or to be Paid
SEC Registration Fee	$
Financial Industry Regulatory Authority, Inc. Filing Fee	$
Nasdaq Listing Fee	$
Printing Fees and Expenses	$
Legal Fees and Expenses	$
Transfer Agent and Registrar Fees	$
Accounting Fees and Expenses	$
Miscellaneous Fees and Expenses	$
Total	$

Item 14. Indemnification of Directors and Officers

Our Articles of Incorporation provides that our officers and directors shall be entitled to be indemnified by us to the fullest extent permitted by the Nevada Revised Statutes.

Section 78.7502(1) of the NRS provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person: (i) is not liable pursuant to NRS Section 78.138 (including for a breach of fiduciary duties that involved intentional misconduct, fraud or a knowing violation of law); or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

NRS Section 78.7502(2) further provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred in connection with the defense or settlement of the action or suit if such person: (i) is not liable pursuant to NRS Section 78.138 (including for a breach of fiduciary duties that involved intentional misconduct, fraud or a knowing violation of law); or (ii) acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) and (2) of NRS Section 78.7502, as described above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred by such person in connection with the defense.

Our Articles of Incorporation and Bylaws provide that the Company shall, to the fullest extent permitted by the NRS, as now or hereafter in effect, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she: (i) is not liable pursuant to NRS Section 78.138 (including for a breach of fiduciary duties that involved intentional misconduct, fraud or a knowing violation of law); or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Item 15. Recent Sales of Unregistered Securities.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.	Exhibit Description
1.1**	Form of Underwriting Agreement
3.1**	Articles of Incorporation of the Company
3.2**	Bylaws of The Company
3.3**	Certificate of Designation for Series X Super Voting Preferred Stock.
4.1**	Warrant issued to SOPA Capital.
4.2**	[Form of Underwriter Warrant].
10.1**	The Company’s 2021 Equity Incentive Plan
10.2**	Stock purchase Agreement dated July 7, 2022 among Society Pass Incorporated, Thoughtful Media Group Incorporated and AdActive Media Group, Inc.
23.1*	Consent of OneStop Assurance PAC
107**	Filing Fee Table

*	Filed herewith.

**	To be filed by amendment

†	Denotes management compensation plan or contract.

(b) Financial Statement Schedules

See index to financial statements on page F-1. All schedules have been omitted because they are not required or are not applicable.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Thailand, on [            ], 2023.

THOUGHTFUL MEDIA GROUP INC.

By:
	Name:	Kriangkrai Chaimongkol
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chief Executive Officer	[ ], 2023
Kriangkrai Chaimongkol

/s/	Chief Financial Officer	[ ], 2023
Heng Xue Li

/s/	Executive Chairwoman	[ ], 2023
Heather Maynard

/s/	Director	[ ], 2023
Linda Cutler

/s/	Director	[ ], 2023
John Mackay

/s/	Director	[ ], 2023
Ying (Carrie) Song

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